PROSPECTUS

Filed pursuant to Rule 424(b)(1)
Registration Number 333-134182

1,000,000 Shares

Common Stock

New Century Bancorp, Inc. is the holding company for New Century Bank, a North Carolina-chartered community bank headquartered in Dunn, North Carolina, and New Century Bank South, a North Carolina-chartered community bank headquartered in Fayetteville, North Carolina.

We are offering 1,000,000 shares of our common stock. Our common stock is currently quoted on the OTC Bulletin Board under the symbol “NCBC.OB.” Our common stock has been approved for listing on the NASDAQ National Market under the symbol “NCBC.” The last reported sales price of our common stock on June 28, 2006 was $20.00 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 18 to read about factors you should consider before you make your investment decision.

	Per Share	Total
Public offering price	$18.50	$18,500,000
Underwriting discount(1)	$0.925	$925,000
Proceeds to us, before expenses	$17.575	$17,575,000

(1)	Before certain adjustments. See “Underwriting.”

We have granted the underwriters an option to purchase up to 150,000 additional shares of common stock to cover over-allotments, if any. The underwriters may exercise this option at any time within 30 days after the offering.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers against payment in New York, New York on or about July 5, 2006, subject to customary closing conditions.

Howe Barnes Investments, Inc.	Sandler O’Neill + Partners, L.P.

The date of this prospectus is June 29, 2006

OFFICE LOCATIONS

New Century Bank

Main Office
700 West Cumberland Street
Dunn, NC 28335

Goldsboro Office
431 N Spence Avenue
Goldsboro, NC 27534

Lillington Office
1184 N Main Street
Lillington, NC 27546

New Century Bank South

Main Office
2818 Raeford Road
Fayetteville, NC 28304

Fayetteville Office - Ramsey Street
(Proposed)
6390 Ramsey Street
Fayetteville, NC 28311

Progressive State Bank

Main Office
308 North Chestnut Street
Lumberton, NC 28359

Lumberton Office - Fayetteville Road
4400 Fayetteville Road
Lumberton, NC 28359

Pembroke Office
410 East 3rd Street
Pembroke, NC 28372

Raeford Office
720 Harris Avenue
Raeford, NC 28376

Dublin Office
7482 Albert Street
Dublin, NC 28332

New Century
BANCORP

Winston Salem
Greensboro
Durham
Raleigh
Charlotte
Wilmington

Johnston
Harnett
Wayne
Lillington
Goldsboro
Dunn
Sampson
Cumberland
Hoke
Fayetteville
Clinton
Raeford
Robeson
Bladen
Pembroke
Dublin
Lumberton
- New Century Bank
- New Century Bank South
- New Century Bank South (Proposed)
- Progressive State Bank

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information in this prospectus and our consolidated financial statements included in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments. References in this prospectus to “we,” “us,” and “our” refer to New Century Bancorp, Inc. and its consolidated subsidiaries, unless otherwise specified. References in this prospectus to the “banks” refer to New Century Bank and New Century Bank South.

New Century Bancorp, Inc.

New Century Bancorp, Inc. is the holding company for New Century Bank and New Century Bank South, both of which are full service North Carolina-chartered community banks operating in the central-eastern region of North Carolina. We are headquartered in Dunn, North Carolina and conduct our business through six full service offices located in Clinton (2), Dunn, Fayetteville, Goldsboro and Lillington. Our primary market area for lending and deposit activities includes Harnett, Johnston, Cumberland, Sampson and Wayne Counties of North Carolina.

We commenced operations on May 24, 2000 in response to overwhelming interest and support by the Dunn community for a locally-owned and managed community bank. In November 1999, our organizers, which included our current president and chief executive officer, John Q. Shaw, Jr., conducted a town hall meeting to measure the support of the local citizens for a new community bank. This meeting was attended by approximately 400 local residents and we opened for business with approximately 500 local “founders” and nearly 1,000 shareholders, most of whom were local residents. This broad based community support allowed us to attain profitability during our seventh full month of operations and it remains the hallmark of our “Neighbor helping neighbor” philosophy.

Our commitment to serving the banking needs of our local communities has contributed to our growth since commencing operations. Specifically, we have:

•	increased our total assets from $47.1 million as of December 31, 2000 to $442.9 million as of March 31, 2006, an increase of $395.8 million;

•	increased our total deposits from $34.9 million as of December 31, 2000 to $374.1 million as of March 31, 2006, an increase of $339.2 million;

•	increased our total net loans from $31.4 million as of December 31, 2000 to $333.9 million as of March 31, 2006, an increase of $302.5 million;

•	increased our diluted earnings per share from $0.29 for the year ended December 31, 2001 to $0.79 for the year ended December 31, 2005; and

•	grown to six banking offices and 105 full-time equivalent employees as of March 31, 2006.

While experiencing this growth, we have maintained sound asset quality with a non-performing asset ratio of 0.25% and 0.29% as of March 31, 2006 and December 31, 2005, respectively. In addition, our ratio of net charge-offs to average total loans was 0.04% for the three months ended March 31, 2006 and 0.16% for the year ended December 31, 2005.

Our performance during the first quarter of 2006 demonstrates that our growth has continued. As of March 31, 2006, we had:

•	increased our total assets, net loans and total deposits by 23.8%, 17.6%, and 26.5%, respectively, from the same period in 2005;

•	grown our first quarter net income to $1.1 million in 2006 from $805,000 for the same period in 2005, an increase of 32.8%;

•	achieved a return of average assets of 0.98% and a return on average equity of 12.8%; and

•	improved our net interest margin to 4.22%, compared to 4.06% as of March 31, 2005.

Our Business Strategy

We view our two bank subsidiaries as “true” community banks. We emphasize superior customer service and responsive, local decision-making delivered through the convenience of modern technology, including a state-of-the-art internet account management platform. This strategy enables us to consistently capture market share at the expense of our in-market competitors, including larger regional and super-regional banks, and we believe that we will continue to do so in the future.

The foundation of our business strategy and our “Neighbor helping neighbor” philosophy is our employees. Our commitment to customer service and local decision-making authority has allowed us to attract and retain customer-focused employees with extensive knowledge of, and experience in, our market area. We believe that our employees provide customer service at a level unmatched by any other bank in our market area. As an example, we personally greet our customers upon entering our branch offices, do not rely on an automated phone system to answer phone calls, and often send get-well cards and other personal correspondence to our customers. We believe that the minimal incremental costs of these services are far outweighed by the benefits of creating both a loyal customer and employee base. Furthermore, since inception, we have experienced very low employee turnover and virtually no turnover in key positions.

Our full service community bank subsidiaries specialize in serving the banking needs of retail customers and small-to-medium size businesses in our market area. We offer competitive products and services tailored to our customers, such as free checking accounts, complimentary courier services for our local business customers and free check cashing for their employees. While we recognize that product cross sales and fee income generation are important elements of the banking business, we never prioritize such strategies at the risk of alienating our customers.

Since our inception, we have emphasized the gathering of core deposits. As a result of our focus on local deposits, our internal policy is to limit wholesale deposits to 25% of our total deposit base, and as of March 31, 2006, wholesale deposits actually accounted for less than 13% of our total deposits. We believe that this strategy has allowed us to build more loyal relationships with local customers than some of our competitors who rely more heavily on wholesale deposits. At June 30, 2005, data provided by the Federal Deposit Insurance Corporation (FDIC) Deposit Market Share Report indicated that we controlled approximately 34% of the deposits in Dunn, North Carolina, approximately 19% of the deposits in Harnett County, approximately 8% of the deposits in Sampson County, approximately 6% of the deposits in Wayne County and approximately 3% of the deposits in Cumberland County. Going forward, we believe that our prospects for increasing our market share in Cumberland, Sampson and Wayne Counties are strong.

Our Growth

Our growth strategy has centered on the measured expansion of our franchise through de novo branching, leveraging the experience and relationships of our management to recruit seasoned personnel with ties to our market area, and opportunistic acquisitions. As an example, the establishment of our Fayetteville office as a de novo office during June 2003 was in response to an opportunity to partner with bank organizers in an established market area who shared our philosophy and approach to community banking. Additionally, the opening of our Goldsboro office in January 2004 was the result of an opportunity to hire a team of experienced, customer-focused personnel in an attractive market.

Consistent with our expansion strategy, in February 2006, we announced the signing of a definitive agreement to acquire Progressive State Bank in Lumberton, North Carolina and merge that institution into New Century Bank South. When completed, that merger will add approximately $63.9 million in assets, $32.9 million in net loans and $56.3 million in deposits to New Century Bank South along with five additional offices in markets contiguous to that bank’s existing market area in Cumberland County. Progressive State Bank operates two offices in the town of Lumberton and one office each in Raeford, Pembroke and Dublin. The proposed combination will extend the scope of our geographic market area southward along the Interstate I-95 corridor towards the South Carolina border. With the expanding economic growth in this area and Progressive State Bank’s low loan-to-deposit ratio, we believe that New Century Bank South will be well positioned to increase its growth and profitability through the implementation of more dynamic lending programs and increased deposit product diversity.

In the future, we intend to continue to expand along the Interstate I-95 corridor and eastward along Interstate I-40 towards Wilmington, North Carolina. We also intend to enhance the presence of our franchise in our existing markets, with an emphasis on the more metropolitan markets of Fayetteville and Goldsboro, areas that should experience considerable economic growth over the next five years. In keeping with our strategy, we plan to open a second office in Fayetteville during the first quarter of 2007.

Our Market Area

Our current market area is located in the central-eastern region of North Carolina, which includes the North Carolina counties of Harnett, Johnston, Cumberland, Sampson and Wayne and portions of the Interstate I-95 and Interstate I-40 corridors. This market area is bounded by the Raleigh-Durham market area to the north, Wilmington to the southeast and Fayetteville and Lumberton to the southwest. According to the FDIC Deposit Market Share Report, at June 30, 2005, deposits in our market area exceeded $5.6 billion, an increase of approximately $1.3 billion from $4.3 billion at June 30, 2000.

The economic strength of our market area is generated by private employers engaged in manufacturing, retail, agricultural and services industries as well as by federal and state government operations. The leading employers in our market area are the United States government, and national and international businesses including The Goodyear Tire & Rubber Company, The Black & Decker Corporation, Bayer AG, MJ Soffe Co., Sprint, and DuPont.

Our subsidiaries, New Century Bank and New Century Bank South, are headquartered in Dunn and Fayetteville, North Carolina, respectively. The Dunn Metropolitan Statistical Area (MSA) is projected to have the eighth highest growth rate in population of North Carolina MSAs according to ESRI. Fayetteville, the sixth largest city in North Carolina, is the county seat of Cumberland County. The federal military, anchored by Fort Bragg and Pope Air Force Base, is the leading employer in Cumberland County. Together these bases have an annual economic impact of $4 billion, according to the Fayetteville Chamber of Commerce.

Johnston, Wayne, and Sampson Counties are contiguous to Harnett and Cumberland Counties and provide a strong environment for our continued growth and expansion. Johnston County, part of the Raleigh-Cary MSA, is one of the fastest growing counties in North Carolina. According to ESRI, over the next five years, the population of the Raleigh-Cary MSA is projected to grow 15.8%, which is double the projected average for the state over the same period. Our presence in this market will allow us to benefit from the growth occurring in the Raleigh-Cary MSA. Goldsboro is the county seat of Wayne County and has a local economy anchored by Seymour Johnson Air Force Base, services, retail trade and agriculture. According to the Department of Defense, Seymour Johnson Air Force Base was allocated additional military and civilian personnel during the 2005 Base Realignment and Closure process. Although Sampson County is more rural than other counties in our market area, we believe that it provides access to a solid source of core deposits.

Upon the completion of our merger with Progressive State Bank, our market area will expand into Robeson, Hoke, and Bladen Counties in North Carolina. These new markets will extend our coverage south along the Interstate I-95 corridor to the South Carolina border. The FDIC Deposit Market Share Report showed that this three county area had total deposits of $1.1 billion at June 30, 2005, of which over 55% are controlled by larger regional or national banks. The leading employers in Progressive State Bank’s market area are the University of North Carolina at Pembroke, which has grown faster than any public or private university in North Carolina over the past five years, as well as federal, state and local governments. ESRI projects that, over the next five years, Hoke County will have the seventh highest population growth rate in North Carolina. The planned construction in Robeson County of the interchange of the future Interstate I-74 and Interstate I-95 should also result in considerable economic development in this area.

Corporate Information

We conduct all of our business activities through our banking subsidiaries, New Century Bank and New Century Bank South. Our principal executive office is located at 700 West Cumberland Street, Dunn, North Carolina 28334 and our telephone number is (910) 892-7080. Our website is www.newcenturybanknc.com. Information contained on our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	1,000,000 shares(1)

Common stock outstanding after the offering	5,257,986 shares(2)

Net proceeds	The net proceeds of this offering will be approximately $17,260,000 without giving effect to any exercise of the underwriters’ over-allotment option, based upon an offering price of $18.50 per share.

Use of proceeds

The proceeds of this offering will be used to fund our pending acquisition of Progressive State Bank (approximately $16.6 million) and to support the growth and expansion of our franchise through additional lending activities, the opening of new bank offices, and for general corporate purposes. See “Use of Proceeds” on page 26.

Dividends on common stock	We have not paid any cash dividends to date and do not anticipate the payment of cash dividends in the future. We intend to retain future earnings to support our growth.

We declared a stock split in 2005 and stock splits effected in the form of stock dividends in each of the years 2002, 2003, and 2004. We intend to continue to consider the declaration of pro rata stock distributions in the future.

Stock symbol	Our common stock is currently quoted on the NASDAQ OTC Bulletin Board under the symbol “NCBC.OB.” Our common stock has been approved for listing on the NASDAQ National Market under the symbol “NCBC.”

Risk Factors	Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 18, for a discussion of the risks related to an investment in our common stock.

(1)	Assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 1,150,000 shares.
(2)	The number of shares outstanding after the offering is based on the number of shares outstanding as of June 28, 2006 and assumes that the underwriters’ over-allotment option is not exercised. It excludes an aggregate of 751,532 shares reserved for issuance under our stock option plans, of which options to purchase 612,453 shares at a weighted average exercise price of $7.05 have been granted and remain outstanding as of June 28, 2006.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, our audited financial statements and related notes contained elsewhere in this prospectus and the financial statements included in our annual reports filed with the Securities and Exchange Commission and the Federal Deposit Insurance Corporation. Effective September 19, 2003, New Century Bank became our wholly-owned subsidiary. We have no material operations other than those of our bank subsidiaries and New Century Bank South had no operations prior to January 2, 2004. Therefore, the financial statements of New Century Bank prior to September 19, 2003 are our historical statements.

The information as of and for the three months ended March 31, 2006 and 2005 is unaudited but, in the opinion of our management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial and other data presented below as of and for the three months ended March 31, 2006 and 2005 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The results of operations for the three month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	As of or for the Three Months Ended March 31, (unaudited)		As of or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except share and per share data)
Balance Sheet Data
Total assets	$442,970	$357,600	$436,367	$328,311	$191,813	$126,391	$84,375
Total investments(1)	84,260	56,031	90,877	51,051	31,059	19,917	16,595
Loans, net	333,977	283,898	321,554	259,152	149,575	98,462	62,579
Total deposits	374,119	295,716	367,003	270,230	151,971	105,482	68,874
Shareholders’ equity	34,138	30,067	32,974	29,444	27,266	17,343	12,671
Summary of Operations
Interest income	$7,652	$5,127	$24,679	$15,408	$9,360	$7,125	$5,193
Interest expense	3,321	1,901	10,089	5,187	3,217	2,760	2,375

Net interest income	4,331	3,226	14,590	10,221	6,143	4,365	2,818
Provision for loan losses	408	500	2,172	1,684	1,042	872	564

Net interest income after the provision for loan losses	3,923	2,726	12,418	8,537	5,101	3,493	2,254
Non-interest income	553	556	2,496	1,692	1,134	731	502
Non-interest expense	2,738	2,062	9,129	6,962	4,833	2,869	2,027

Income before taxes	1,738	1,220	5,785	3,267	1,402	1,355	729
Income taxes	669	415	2,164	1,173	496	497	136

Net income	$1,069	$805	$3,621	$2,094	$906	$858	$593

Per Share and Shares Outstanding(2)
Net income, basic(3)	0.25	0.19	0.86	0.50	0.26	0.31	0.29
Net income, diluted(3)	0.23	0.18	0.79	0.48	0.25	0.30	0.29
Book value at end of period	8.02	7.13	7.77	6.98	6.50	5.94	5.51
Tangible book value	8.02	7.13	7.77	6.98	6.50	5.94	5.51
Weighted average shares outstanding:
Basic	4,250,384	4,217,216	4,218,159	4,193,732	3,455,913	2,782,767	2,037,769
Diluted	4,567,272	4,471,716	4,565,548	4,405,356	3,595,496	2,851,802	2,070,176
Shares outstanding at period end	4,257,986	4,217,216	4,241,040	4,217,216	4,193,731	2,917,507	2,301,459

	As of or for the Three Months Ended March 31, (unaudited)		As of or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Selected Performance Ratios
Return on average assets(4)	0.98%	0.96%	0.95%	0.75%	0.57%	0.78%	0.88%
Return on average shareholders’ equity(4)	12.76%	10.73%	11.47%	6.87%	4.15%	5.41%	5.46%
Net interest spread(4)(5)	3.62%	3.62%	3.48%	3.48%	3.52%	3.38%	3.17%
Net interest margin(4)(6)	4.22%	4.06%	4.02%	3.91%	4.09%	4.17%	4.45%
Efficiency ratio(7)	56.06%	54.52%	53.43%	58.44%	66.41%	56.31%	61.05%
Asset Quality Ratios
Allowance for loan losses to period end loans	1.67%	1.42%	1.62%	1.37%	1.55%	1.55%	1.55%
Allowance for loan losses to non- performing loans	623%	2,160%	644%	1,894%	2,030%	588%	3,518%
Non-performing loans to period end loans	0.27%	0.07%	0.25%	0.07%	0.08%	0.26%	0.04%
Non-performing assets to total assets(8)	0.25%	0.09%	0.29%	0.10%	0.17%	0.21%	0.03%
Net charge-offs to average loans outstanding	0.04%	0.02%	0.16%	0.20%	0.19%	0.38%	0.16%
Capital Ratios
Total risk-based capital ratio	14.39%	15.61%	14.54%	16.76%	18.61%	18.24%	20.56%
Tier 1 risk-based capital ratio	12.89%	13.64%	12.93%	15.51%	17.36%	16.99%	19.30%
Leverage ratio	10.36%	11.81%	10.56%	12.52%	14.64%	13.99%	15.49%
Equity to assets ratio	7.71%	8.41%	7.56%	8.97%	14.21%	13.72%	15.02%
Other Data
Number of banking offices	6	4	5	4	3	2	1
Number of full-time equivalent employees	105	74	92	72	55	33	22

(1)	Consists of interest-earning deposits, federal funds sold, investment securities, FHLB stock and other non-marketable equity securities.
(2)	Adjusted for all years presented to reflect the effect of a three-for-two stock split effected in July 2005 and three separate eleven-for-ten stock splits effected in the form of 10% stock dividends in May 2002, September 2003 and June 2004, respectively.
(3)	Computed based on the weighted average number of shares outstanding during each period.
(4)	Partial year or three month data presented on annualized basis.
(5)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(6)	Net interest margin is net interest income divided by average interest-earning assets.
(7)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(8)	Non-performing assets consist of non-accrual loans, restructured loans, and foreclosed assets, where applicable.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

Certain financial information included in our summary consolidated financial information and other data is determined by methods other than in accordance with accounting principles generally accepted within the United States, or GAAP. These non-GAAP financial measures are “tangible book value per share,” “tangible shareholders’ equity,” and “return on average tangible equity.” Our management uses these non-GAAP measures in its analysis of our performance.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures:

	As of and for the Three Months Ended March 31,		As of and for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Book value per common share	$8.02	$7.13	$7.77	$6.98	$6.50	$5.94	$5.51
Effect of intangible assets per share	—	—	—	—	—	—	—
Tangible book value per share(1)	8.02	7.13	7.77	6.98	6.50	5.94	5.51

(1)	“Tangible book value per share” is defined as total equity reduced by recorded goodwill and other intangible assets divided by total common shares outstanding. This measure is important to investors interested in changes from period-to-period in book value per share exclusive of changes in intangible assets.

ACQUISITION OF PROGRESSIVE STATE BANK

Progressive State Bank

On February 2, 2006, we entered into a definitive agreement to acquire Progressive State Bank and merge it into our subsidiary, New Century Bank South. Upon consummation of this merger, each outstanding share of Progressive State Bank common stock will be exchanged for the right to receive $21.30 in cash equating to a transaction value of approximately $16.6 million.

Progressive State Bank, founded in 1978 as Progressive Savings & Loan, Ltd. and headquartered in Lumberton, North Carolina, operates three offices in Robeson County, North Carolina and one office in each of Hoke and Bladen Counties, North Carolina. The pending transaction was unanimously approved by the boards of directors of both companies on February 2, 2006 and by the shareholders of Progressive State Bank on April 18, 2006.

The proposed combination will extend the scope of our geographic market area along the Interstate I-95 corridor and will give us a 4.5% market share in Progressive State Bank’s existing three county market area and a market share in excess of 6.9% in the city of Lumberton, North Carolina. Progressive State Bank’s market area is contiguous to our existing market area in Cumberland County and will provide for future expansion of New Century Bank South’s franchise. Our senior management team has extensive experience in Progressive State Bank’s market. Progressive State Bank had total assets of $63.9 million, deposits of $56.3 million, net loans of $32.9 million and shareholders’ equity of $7.1 million as of March 31, 2006. Our acquisition of Progressive State Bank is anticipated to close early in the third quarter of 2006 and is conditioned upon receiving the requisite regulatory approvals. The transaction is expected to be accretive to earnings in the first full year of combined operations, based on assumptions our management believes to be achievable.

Progressive State Bank Selected Historical Financial Information

The following table contains certain selected historical financial information for Progressive State Bank on the dates and for the periods indicated. This selected financial information has been derived from Progressive State Bank’s audited consolidated financial statements and unaudited interim consolidated financial statements.

The information as of and for the three months ended March 31, 2006 and 2005, is unaudited but, in the opinion of management of Progressive State Bank, as well as our management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Progressive State Bank’s financial condition and results of operations for those periods. The results of operations for the three-month period ended March 31, 2006 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

PROGRESSIVE STATE BANK

SELECTED HISTORICAL FINANCIAL INFORMATION

	As of or for the Three Months Ended March 31, (unaudited)		As of or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands)
Balance Sheet Data
Total assets	$63,890	$57,977	$58,541	$56,808	$59,962	$58,772	$60,030
Total investments	25,158	20,556	18,977	20,116	23,335	20,387	20,375
Loans, net	32,901	33,062	32,548	32,914	32,839	34,595	35,345
Total deposits	56,298	50,816	51,292	49,872	53,037	51,867	54,177
Borrowings	—	—	—	—	—	—	—
Shareholders’ equity	7,082	6,792	7,250	6,937	6,687	6,376	5,579
Summary of Operations
Interest income	$960	$832	$3,524	$3,412	$3,585	$3,935	$4,558
Interest expense	301	148	795	599	787	1,118	2,129
Net interest income	659	684	2,729	2,813	2,798	2,817	2,429
Provision for loan losses	3	—	—	—	—	—	—
Net interest income after the provision for loan losses	656	684	2,729	2,813	2,798	2,817	2,429
Non-interest income	204	152	674	618	542	847	742
Non-interest expense	645	614	2,484	2,579	2,420	2,537	2,382

Income before taxes	215	222	919	852	920	1,127	789
Income taxes	70	77	313	300	315	387	247

Net income	$145	$145	$606	$552	$605	$740	$542

New Century Bancorp, Inc. and Progressive State Bank

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

The following unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2006 and unaudited pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2006 and for the year ended December 31, 2005 give effect to the transaction accounted for under the purchase method of accounting.

The unaudited pro forma condensed combined consolidated statement of operations for the three months ended March 31, 2006 has been derived from the unaudited interim financial statements for both New Century Bancorp, Inc. and Progressive State Bank. The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2005 is based on the historical financial statements of New Century Bancorp, Inc. and Progressive State Bank and the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements. These unaudited pro forma condensed combined consolidated statements of operations give effect to the transaction as if it had been consummated at the beginning of the earliest period presented, or January 1, 2006. The unaudited pro forma condensed combined consolidated financial statements do not give effect to the anticipated cost savings or other operating synergies in connection with the transaction.

The unaudited pro forma condensed combined consolidated financial statements should be read together with the historical financial statements of New Century Bancorp, Inc., including the respective notes to those financial statements. The pro forma information presented does not necessarily indicate the combined financial position or the results of operations in the future or the combined financial position or the results of operations that would have been realized had the transaction been consummated during the periods or as of the dates for which the pro forma information is presented.

The unaudited pro forma condensed combined consolidated balance sheet assumes that all of the issued and outstanding shares of Progressive State Bank have been cancelled in consideration of the payment of $16.6 million in cash as merger consideration.

New Century Bancorp, Inc. and Progressive State Bank

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

March 31, 2006

(In thousands)

	New Century Bancorp, Inc.	Progressive State Bank	Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$8,511	$1,630	$(424)	A	$9,717
Federal funds sold and interest earning deposits	37,169	13,189	—		50,358
Securities available-for-sale, at fair value	45,722	11,969	—		57,691
Loans	339,650	33,731	(429)	B	372,952
Less allowance for loan losses	(5,673)	(830)	—		(6,503)

Loans, net	333,977	32,901	(429)		366,449

Premises and equipment	6,013	1,420	1,500	B	8,933
Core deposit intangible	—	—	1,131	C	1,131
Goodwill	—	—	7,823	D	7,823
Other real estate	194	107	—		301
Other assets	11,384	2,674	—		14,058

Total Assets	$442,970	$63,890	$9,601		$516,461

Liabilities and Shareholders’ Equity
Deposits
Demand	$54,178	$22,905	—		$77,083
Savings, money market and NOW	75,261	6,948	—		82,209
Time	244,680	26,445	(102)	B	271,023

Total deposits	374,119	56,298	(102)		413,315

Short-term debt	12,277	—	—		12,277
Long-term debt	20,372	—	—		20,372
Other liabilities	2,064	510	—		2,574

Total Liabilities	408,832	56,808	(102)		465,538

Common stock	4,258	767	233	A	5,258
Additional paid-in-capital	21,357	1,374	14,411	A	37,142
Retained earnings	8,884	5,012	(5,012)	A	8,884
Accumulated other comprehensive loss	(361)	(71)	71	A	(361)

Total Shareholders’ Equity	34,138	7,082	9,703		50,923

Total Liabilities and Shareholders’ Equity	$442,970	$63,890	$9,601		$516,461

New Century Bancorp, Inc. and Progressive State Bank

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

Three months ended March 31, 2006

(Dollars in thousands)

	New Century Bancorp, Inc.	Progressive State Bank	Adjustments		Pro Forma Combined
INTEREST INCOME:
Loans	$6,745	$744	$53	E	$7,542
Investment securities, federal funds sold and interest bearing deposits	907	216	—		1,123

Total interest income	7,652	960	53		8,665

INTEREST EXPENSE:
Deposits	2,939	301	—	F	3,240
Short-term debt	93	—	—		93
Long-term debt	289	—	—		289

Total interest expense	3,321	301	—		3,622

NET INTEREST INCOME	4,331	659	53		5,043
PROVISION FOR LOAN LOSSES	408	3	—		411

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,923	656	53		4,632

NON-INTEREST INCOME	553	204	—		757

OTHER EXPENSES:
Compensation and benefits	1,671	326	—		1,997
Occupancy and equipment expenses	245	120	13	G	378
Other	822	199	28	H	1,049

Total other expenses	2,738	645	41		3,424

INCOME BEFORE INCOME TAXES	1,738	215	12		1,965
PROVISION FOR INCOME TAXES	669	70	5	I	744

NET INCOME	$1,069	$145	$7		$1,221

NET INCOME PER COMMON SHARE
Basic	$0.25	$0.19	—		$0.23
Diluted	0.23	0.19	—		0.22

BOOK VALUE PER COMMON SHARE	$8.02	$9.45	—		$9.68

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	4,250,384	767,317	232,683	J	5,250,384
Diluted	4,572,371	768,963	231,037	J	5,572,371
Number of shares common outstanding	4,257,986	767,317	232,683	J	5,257,986

New Century Bancorp, Inc. and Progressive State Bank

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income

Year ended December 31, 2005

(Dollars in thousands)

	New Century Bancorp, Inc.	Progressive State Bank	Adjustments		Pro Forma Combined
INTEREST INCOME:
Loans	$22,406	$2,903	$210	E	$25,519
Investment securities, federal funds sold and interest bearing deposits	2,273	621	—		2,894

Total interest income	24,679	3,524	210		28,413

INTEREST EXPENSE:
Deposits	8,906	795	102	F	9,803
Short term debt	179	—	—		179
Long term debt	1,004	—	—		1,004

Total interest expense	10,089	795	102		10,986

NET INTEREST INCOME	14,590	2,729	108		17,427
PROVISION FOR LOAN LOSSES	2,172	—	—		2,172

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,418	2,729	108		15,255

NON-INTEREST INCOME	2,496	674	—		3,170

OTHER EXPENSES:
Compensation and benefits	5,480	1,367	—		6,847
Occupancy and equipment expenses	717	305	50	G	1,072
Other	2,932	812	113	H	3,857

Total other expenses	9,129	2,484	163		11,776

INCOME BEFORE INCOME TAXES	5,785	919	(55)		6,649
PROVISION FOR INCOME TAXES	2,164	313	21	I	2,456

NET INCOME	$3,621	$606	$(34)		$4,193

NET INCOME PER COMMON SHARE
Basic	$0.86	$0.81	—		$0.80
Diluted	0.79	0.81	—		0.75

BOOK VALUE PER COMMON SHARE	$7.77	$9.45	—		$9.48

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	4,218,159	746,552	253,448	J	5,218,159
Diluted	4,565,548	748,198	251,802	J	5,565,548
Number of shares common outstanding	4,241,040	767,317	232,683	J	5,241,040

New Century Bancorp, Inc. and Progressive State Bank

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1	Basis of Presentation and Progressive State Bank Acquisition

Basis of presentation

On February 2, 2006, New Century Bancorp, Inc. (the “Company”) and New Century Bank South entered into an Agreement and Plan of Merger (the “Agreement”) with Progressive State Bank (“Progressive”), a North Carolina-chartered bank headquartered in Lumberton, NC. Under the terms of the Agreement, Progressive will be merged with and into New Century Bank South. Shareholders of Progressive as of the close of the merger will be entitled to receive cash in the amount of $21.30 per share and optionholders of Progressive as of such date will entitled to receive the difference between the per share exercise price of their stock options and $21.30 equating to a transaction value of approximately $16.6 million. The Company intends to fund the acquisition of Progressive from the net proceeds of a public offering of stock. The unaudited pro forma condensed combined consolidated financial statements give effect to the acquisition by the Company of Progressive in a business combination accounted for under the purchase method of accounting.

The unaudited pro forma condensed combined consolidated balance sheet reflects the proposed purchase as if it had occurred on March 31, 2006, while the unaudited pro forma condensed combined consolidated statements of income for the year ended December 31, 2005 and for the three months ended March 31, 2006 reflect the proposed purchase as if it had occurred on January 1, 2005. Described below is the pro forma estimate of the proceeds from the public offering of common stock and of the total purchase price of the transaction as well as adjustments to allocate the purchase price based on preliminary estimates of the fair values of the assets and liabilities of Progressive State Bank. The estimates will be refined and updated as the date of the transaction and the final values indicated in the pro forma condensed combined consolidated financial data may be more or less depending on operating results, changes in market conditions and other factors.

Described below is the pro forma estimate of the net proceeds of common stock and the total purchase price of the transaction as well as adjustments to allocate the purchase price based on preliminary estimates of fair values of the assets and liabilities of Progressive. All amounts are in thousands.

Estimated gross proceeds of common stock to be issued in public offering	$18,000
Estimated offering costs	(1,215)

Estimated net proceeds	$16,785

Cash to purchase 100% of shares held by Progressive shareholders and cash out 100% of stock options held by Progressive optionholders	$16,595
Estimated transaction costs	614

Total purchase price	$17,209

Net assets of Progressive based on historical carrying amounts as of March 31, 2006	$7,082
Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting:
Loans receivable	(429)
Deposits	102
Premises and equipment, net	1,500

Fair value of net assets acquired	$8,255

Total purchase price in excess of fair value of net assets acquired	$8,954
Identifiable intangible assets (core deposit intangible)*	1,131

Goodwill	$7,823

*	The identifiable intangible assets (core deposit intangible) are estimated, for use in the pro forma financial statements, to approximate 2.5% of Progressive’s deposits excluding time deposits greater than $100,000. Progressive does not have any brokered deposits. The final valuation of the core deposit intangible assets could differ significantly.

Except as discussed in Note 2, there are no adjustments to other asset or liability groups, and the book values approximate fair values.

The merger will be accounted under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”), and SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with SFAS No. 142, intangible assets other than goodwill (such as core deposit intangibles) must be amortized over their estimated useful lives. Goodwill will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge to earnings will be made.

Note 2	Purchase Accounting and Pro Forma Adjustments

A	Reflects the issuance of 1,000,000 shares of New Century Bancorp, Inc. $1 par value common stock at an estimated price of $18 per share less the underwriting discount and offering expenses, cash consideration of $16.6 million paid in association with the purchase of Progressive plus the estimated acquisition costs of $614,000 associated with the transaction, and the elimination of Progressive’s equity accounts.

Estimated gross proceeds from offering of common stock	$18,000
Less estimated offering expenses:
Underwriting discount at 5% of gross proceeds	900
NASDAQ National Market fee	100
Printing	50
Legal	110
Accounting	40
Miscellaneous	15

1,215

Estimated net proceeds from offering of common stock	$16,785

Cash adjustment reconciliation:
Estimated net proceeds from offering of common stock	$16,785
Cash paid to Progressive shareholders	16,595
Estimated transaction costs	614

Total	$(424)

Represents adjustment to record the estimated costs, as follows:

Employment contract termination	$450
Legal and accounting	50
Data contract termination, conversion and other merger costs	500
Less estimated tax benefits at 38.6%	(386)

Estimated acquisition costs	$614

B	Represents the recording of estimated fair value adjustments relating to Progressive's premises and equipment, loans and deposits. Final valuations could differ significantly.

C	Represents the adjustment to record the estimated core deposit intangible which is estimated to approximate 2.5% of Progressive’s deposits excluding time deposits greater than $100,000. The final valuation of the core deposit intangible asset could differ significantly.

D	Represents the adjustment to record the estimated goodwill related to the transaction.

E	Represents the adjustment to record the amortization of the fair value adjustment on acquired loans over their expected average life of 24.5 months.

F	Represents the adjustment to record the amortization of the fair value adjustment on acquired time deposits over their expected average life or 228 days. There will be no impact after the first year.

G	Represents the adjustment to record the amortization of the fair value adjustment on acquired premises and equipment over their expected average life of 360 months.

H	Represents the amortization of core deposit intangible. The Company estimates that a core deposit intangible of $1.1 million (assuming an acquisition date of March 31, 2006) would be amortized on a straight line basis over 10 years. The core deposit intangible of $1.1 million represents 2.5% of Progressive's core deposits as of March 31, 2006.

I	Represents estimated tax savings at a combined rate of 38.6%.

J	Represents the estimated increase in the number of shares outstanding for the issuance of 1,000,000 shares in the offering of common stock minus the shares held by Progressive stockholders that will be purchased at the time of merger closing.

K	The pro forma condensed combined consolidated income statements contain no adjustments to the provision for loan losses for the year ended December 31, 2005 or for the three months ended March 31, 2006. However, the determination of the level of any bank’s allowance for loan losses is a subjective process that involves both quantitative and qualitative factors. New Century Bank South’s preliminary analysis performed during due diligence has revealed that there are certain differences in the methodologies employed by New Century Bank South and Progressive in determining the levels of their respective allowances for loan losses. In connection with preparations for combining New Century Bank South and Progressive, New Century Bank South will complete its analysis of their allowances for loan losses and further analyze the attributes of the combined loan portfolio.

RISK FACTORS

An investment in shares of our common stock involves various risks, and you should not invest in our common stock unless you can afford to lose all of your investment. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with other information contained in this prospectus, including our consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely.

Risks Associated with our Acquisition of Progressive State Bank

We can give no assurances as to when, or if, our acquisition of Progressive State Bank will be consummated which may affect both our stock and long term prospects.

We are party to an Agreement and Plan of Merger with Progressive State Bank in Lumberton, North Carolina dated February 2, 2006. Our acquisition of Progressive State Bank is subject to regulatory approval of the North Carolina Banking Commission and the FDIC and other customary conditions to closing. Accordingly, we are unable to predict when, or if, the acquisition will be consummated. If we cannot complete the acquisition of Progressive State Bank, we may be forced to alter our long-range business plans at significant expense. If the capital we raise in this offering is not put to immediate use, our earnings per share may be significantly reduced and our stock price negatively affected.

The merger may have an adverse effect on operating results.

Our proposed acquisition of Progressive State Bank and the subsequent merger of Progressive State Bank with and into New Century Bank South involves the combination of two companies that have previously operated independently. A successful combination of the companies’ operations will depend primarily on retaining and expanding the customer base of Progressive State Bank and on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Difficulties may be encountered in combining the operations of Progressive State Bank and New Century Bank South, including:

•	the loss of key employees and customers;

•	disruptions to our businesses;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology or credit;

•	the assimilation of new operations, sites and personnel possibly diverting resources from regular banking operations;

•	potential disruptions of our ongoing business;

•	the diversion of resources and management time;

•	the possibility that uniform standards, controls, procedures and policies may not be maintained;

•	the potential impairment of relationships with employees or customers as a result of changes in management;

•	difficulties in evaluating the historical or future financial performance of the combined business; and

•	brand awareness issues related to the acquired assets or customers.

Further, we may be unable to realize fully any of the potential cost savings we expect to achieve in the merger. Any cost savings that are realized may be offset by losses in revenues, increases in expenses or other changes to earnings or required accounting treatments or valuations of our assets and liabilities.

Risks Associated with our Continued Operations

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition and the value of our common stock.

Our strategy has been to increase the size of our company by opening new offices and pursuing business development opportunities. We have grown rapidly since we commenced operations. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy. There can be no assurance that any additional expansion will be profitable or that we will continue to sustain our historical rate of growth, either through internal growth or through successful expansion of our markets, or that we will maintain capital sufficient to support our continued growth. If we grow too quickly, however, and are unable to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance. We may acquire other banks as a means to expand into new markets or to capture additional market share. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of completing an acquisition on favorable terms and conditions. Any acquisition involves certain risks including, but not limited to:

•	difficulties assimilating acquired operations and personnel;

•	potential disruptions of our ongoing business;

•	the diversion of resources and management time;

•	the possibility that uniform standards, controls, procedures and policies may not be maintained;

•	risks associated with entering new markets in which we have little or no experience;

•	the potential impairment of relationships with employees or customers as a result of changes in management;

•	difficulties in evaluating the historical or future financial performance of the acquired business; and

•	brand awareness issues related to the acquired assets or customers.

If we decide to make additional acquisitions, there can be no assurance that the acquired institutions would perform as expected, which would affect our profitability and the price of our common stock.

We rely heavily on the services of key personnel.

John Q. Shaw, Jr., our president and chief executive officer, has substantial experience with our operations and has contributed significantly to our growth since our founding. The loss of the services of Mr. Shaw or of one or more of the key members of our executive management team may have a material adverse effect on our operations. If Mr. Shaw or other members of our executive management team were no longer employed by us, our ability to implement our growth strategy could be impaired.

Changes in interest rates may reduce our profitability.

Our profitability depends in large part on our net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. We believe that we are asset sensitive, which means that our net interest income will generally rise in higher interest rate environments and decline in lower interest rate environments. Our net interest income will be adversely affected if the market interest rate changes such that the interest we earn on loans and investments decreases faster than the interest we pay on deposits and borrowings. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective, which could adversely affect our financial condition and results of operations.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Rising interest rates generally are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Conversely, in rising interest rate environments, loan repayment rates will decline and in falling interest rate environments, loan repayment rates will increase. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume.

Our profitability depends significantly on economic conditions in our market area.

Our success depends to a large degree on the general economic conditions in our market area. If the communities in which we operate do not grow or if prevailing economic conditions, locally or nationally, are unfavorable, this may have a significant impact on the amount of loans that we make to our borrowers, the ability of our borrowers to repay these loans and the value of the collateral securing these loans. An economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would have an adverse effect on our business. Interest received on loans represented approximately 91% of our interest income for the year ended December 31, 2005. A significant decline in general economic conditions caused by inflation, recession, unemployment, government action or other factors beyond our control would impact these local economic conditions and could negatively impact our financial condition and performance.

If we experience greater loan losses than anticipated, it could have an adverse effect on our net income.

While the risk of nonpayment of loans is inherent in banking, if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected. We cannot assure you that our monitoring procedures and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the rapid growth in our loan portfolio, loan losses may be greater than management’s estimates of the appropriate level for the allowance. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss allowance will be restored by an increase in our provision for loan losses. This would reduce our earnings which could have an adverse effect on our stock price.

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

•	an ongoing review of the quality, mix, and size of our overall loan portfolio;

•	our historical loan loss experience;

•	evaluation of economic conditions;

•	regular reviews of loan delinquencies and loan portfolio quality; and

•	the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, due to our rapid growth over the past several years and our limited operating history, a large portion of the loans in our loan portfolio was originated recently. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually perform more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

New or acquired bank office facilities and other facilities may not be profitable.

We may not be able to identify profitable locations for new bank offices. The costs to start up new bank offices or to acquire existing bank offices, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings in the short term. We are currently planning to open one new office in 2007 in addition to our acquisition of Progressive State Bank which, if consummated, would add five new offices to our franchise. If offices of other banks become available for sale, we may acquire those offices. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional bank offices. In addition, we can provide no assurance that any such offices will successfully attract enough deposits to offset the expenses of their operation.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

We may expand our banking network over the next several years, not just in our existing core market area, but also in other community markets throughout eastern North Carolina and other contiguous markets. To expand into new markets successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we may expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new offices effectively would limit our growth and could materially adversely affect our business, financial condition, and results of operations.

In order to be profitable, we must compete successfully with other financial institutions which have greater resources and capabilities than we do.

The banking business in North Carolina in general, and in our market area in central-eastern North Carolina in particular, is competitive. Many of our competitors are larger and have greater resources than we do and have been in existence a longer period of time. We compete with these institutions both in attracting deposits and making loans. We will have to overcome historical bank-customer relationships to attract customers away from our competition. We compete with the following types of institutions:

• other commercial banks	• securities brokerage firms

• savings banks	• mortgage brokers

• thrifts	• insurance companies

• credit unions	• mutual funds

• consumer finance companies	• trust companies

Competitors that are not depository institutions are generally not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines, greater advertising-marketing budgets or other factors.

Our legal lending limit is determined by law. The size of the loans which we offer to our customers may be less than the size of the loans that larger competitors are able to offer. This limit may affect our success in establishing relationships with the larger businesses in our market. Even with the increased lending limits resulting from the proceeds of this offering, we still may not be able to successfully compete with the larger banks in our market area.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth. Because of our relatively small size and short operating history, it will be difficult for us to replicate our historical earnings growth as we continue to expand. Consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the North Carolina Office of the Commissioner of Banks, the FDIC, and the Federal Reserve Board. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity, and results of operations would be materially and adversely affected. Our failure to remain “well capitalized” and “well managed” for regulatory purposes could affect customer confidence, our ability to grow, our cost of funds and FDIC insurance, our ability to pay dividends on common stock, and our ability to make acquisitions.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, and make loans. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to us have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance could adversely affect our ability to operate profitably. See “Supervision and Regulation.”

Our growth may require us to raise additional capital that may not be available when it is needed, or at all.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we issue additional equity capital, your interest would be diluted.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act. For example, for the year ending December 31, 2006, we anticipate being required to comply with Section 404 of the Sarbanes-Oxley Act and our management will be required to issue a report on our internal controls over financial reporting. We expect these new rules and regulations to continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We are evaluating our internal control systems in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If we identify significant deficiencies or material weaknesses in our internal control over financial reporting that we cannot remediate in a timely manner, or if we are unable to receive a positive attestation from our independent registered public accounting firm with respect to our internal control over financial reporting, the trading price of our common stock could decline, our ability to obtain any necessary equity or debt financing could suffer, and, if accepted for listing, our common stock could ultimately be delisted from the NASDAQ National Market. In this event, the liquidity of our common stock would be severely limited and the market price of our common stock would likely decline significantly.

In addition, the new rules adopted as a result of the Sarbanes-Oxley Act could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Risks Related to an Investment in our Common Stock

A public trading market for our common stock may not develop or be maintained.

Our common stock is currently quoted on the OTC Bulletin Board. Trading activity on the OTC Bulletin Board may lack the depth, liquidity, and orderliness necessary to maintain a liquid market. Although we have applied to list our common stock for quotation on the NASDAQ National Market under the symbol “NCBC,” an established and liquid trading market may not develop, it may not continue if it does develop, and, after completion of this offering, our common stock may not trade at or above the public offering price. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock prior to investing. Investors may not be able to sell their shares at or above the public offering price.

We do not plan to pay cash dividends for the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future, as we intend to retain earnings to provide the capital necessary to fund our growth strategy. You should not buy shares in this offering if you need dividend income from this investment. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, and general business conditions. Therefore, investors should not purchase shares with a view for a current return on their investment in the form of cash dividends.

Purchasers of our common stock will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately 47.1% in the book value of your investment, in that our net tangible book value per share will be approximately $9.78, compared with the offering price of $18.50. Additionally, as of the date of this prospectus, we had outstanding options to purchase 612,453 shares at a weighted average exercise price of $7.05 per share. All of these options are held by our executive officers and employees. The issuance of shares following the exercise of options under the plan will result in dilution of your ownership of our common stock.

We have implemented anti-takeover devices that could make it more difficult for another company to acquire us, even though such an acquisition may increase shareholder value.

In some cases, shareholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our board of directors. For example, our articles of incorporation require a supermajority vote of two-thirds of our outstanding common stock in order to effect a sale or merger of the company in certain circumstances. Our articles of incorporation also divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Our Securities—Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects.”

We will have broad discretion in allocating the net proceeds from the offering in the event that we are unable to consummate our pending acquisition of Progressive State Bank.

We intend to use approximately $16.6 million of the net proceeds from this offering to fund our acquisition of Progressive State Bank. Additional net proceeds may be used for general corporate purposes, which may include, among other things, providing additional capital to our subsidiary banks to support continued asset growth. We will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business. See “Use of Proceeds.”

Our securities are not FDIC insured.

Our common stock is not a savings or deposit account or other obligation of the bank, and is not insured by the FDIC or any other governmental agency and is subject to investment risk, including the possible loss of principal.

The holder of our junior subordinated debenture has rights that are senior to those of our common shareholders.

We have supported our continued growth through the issuance of trust preferred securities from a special purpose trust and an accompanying sale of a $12.4 million junior subordinated debenture to this trust. Payments of the principal and interest on the trust preferred securities of this trust are conditionally guaranteed by us. Further, the accompanying junior subordinated debenture that we issued to the trust is senior to our shares of common stock. As a result, we must make payments on the junior subordinated debenture before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holder of the junior subordinated debenture must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debenture (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “could,” “project,” “predict,” “expect,” “estimate,” “continue,” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance, or achievements may differ materially from the results expressed or implied by our forward-looking statements.

The cautionary statements in the “Risk Factors” section and elsewhere in this prospectus also identify important factors and possible events that involve risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. If you are interested in purchasing shares of our common stock, you should consider these risk factors carefully, as well as factors discussed elsewhere in this prospectus, before making a decision to invest. All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not intend to, and assume no responsibility for, updating any forward-looking statements that may be made by us or on our behalf in this prospectus.

USE OF PROCEEDS

We anticipate that the net proceeds to us from the sale of our common stock, assuming the underwriters do not exercise their option to cover over-allotments, will be approximately $17,260,000 after deducting offering expenses and underwriting commissions, estimated to be $1,240,000.

We intend to use approximately $16.6 million of the net proceeds to fund our acquisition of Progressive State Bank, a community bank located in Lumberton, North Carolina. The remainder of the net proceeds will be used to support the continued expansion of our subsidiary banks and for other general corporate purposes. We may also use net proceeds for possible acquisitions of, or investments in, bank or permissible non-bank entities, although no agreements or understandings presently exist with respect to any acquisitions other than our agreement with Progressive State Bank. Before we apply any of the proceeds for any of these uses, the proceeds likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon the timing of our acquisition of Progressive State Bank (currently anticipated to occur early in the third quarter of 2006), our funding and capital requirements, the funding and capital requirements of our bank subsidiaries and whether we have funds available from other sources that we can use for any of those purposes.

We reserve the right to apply all of the net proceeds for general corporate purposes and to fund the continued growth and expansion of our franchise through investments in or loans to our bank subsidiaries, in the event that our pending acquisition of Progressive State Bank does not close.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of March 31, 2006 on an actual basis, as adjusted to reflect the effect of this offering and as adjusted to show the effect of both this offering and our acquisition of Progressive State Bank. We have assumed net proceeds of approximately $17,260,000 will result from the sale of common stock offered by this prospectus, after deducting the estimated underwriting discount and estimated offering expenses and assuming no exercise of the underwriters’ over-allotment option. You should read this information together with our consolidated financial statements and related notes, which are included elsewhere in this prospectus.

	March 31, 2006
	Actual	As Adjusted(3) For Offering	As Adjusted For Offering and Pending Acquisition
	(Dollars in thousands, except per share data)
Long Term Indebtedness
Long-term debt(1)	$8,000	$8,000	$8,000
Junior subordinated debentures(2)	12,372	12,372	12,372
Total indebtedness	20,372	20,372	20,372

Shareholders’ Equity(3)
Common stock, $1.00 par value, 10,000,000 shares authorized; 4,257,986 shares issued and outstanding, (5,257,986 as adjusted(4))	4,258	5,258	5,258
Additional paid-in capital	21,357	37,617	37,617
Retained earnings	8,884	8,884	8,884
Accumulated other comprehensive loss	(361)	(361)	(361)
Total shareholders’ equity	34,138	51,398	51,398
Book value per share	8.02	9.78	9.78
Tangible book value per share	8.02	9.78	8.07

Capital Ratios:
Total risk-based capital ratio	14.39%	19.08%	14.55%
Tier 1 risk-based capital ratio	12.89%	17.83%	13.46%
Leverage ratio(5)	10.36%	14.48%	10.67%

(1)	Represents Federal Home Loan Bank advances maturing more than one year from March 31, 2006.
(2)	Subordinated debt associated with outstanding trust preferred securities.
(3)	As of March 31, 2006, there were 4,257,986 shares of common stock outstanding and we had 612,453 shares of common stock subject to issuance upon the exercise of outstanding stock options with a weighted average exercise price of $7.05 per share.
(4)	Assumes the sale of 1,000,000 shares in this offering, generating proceeds of $17,260,000, after deducting the underwriting discount and offering expenses.
(5)	The leverage ratio is Tier 1 capital divided by period end tangible assets.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock as of March 31, 2006 was approximately $34.1 million, or $8.02 per share, based on the number of shares of common stock outstanding as of March 31, 2006. Net tangible book value per share is equal to the amount of our shareholders’ equity less intangible assets, divided by the number of shares of common stock outstanding as of March 31, 2006.

After (i) giving effect to the sale of the 1,000,000 shares of common stock in this offering, at the public offering price of $18.50 per share, assuming that the underwriters’ over-allotment option is not exercised, and (ii) deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of March 31, 2006 would be approximately $51.4 million, or $9.78 per share. This offering will result in an immediate increase in net tangible book value of $1.76 per share to existing shareholders and an immediate dilution of $8.72 per share to new investors, or approximately 47.1% of the public offering price of $18.50 per share. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the public offering price of $18.50 per share. The following table illustrates this per share dilution:

Offering price per share		$18.50
Net tangible book value per share as of March 31, 2006	$8.02
Increase in net tangible book value per share attributable to new investors	1.76

Pro forma net tangible book value per share as of March 31, 2006		9.78

Dilution per share to new investors		$8.72

MARKET FOR OUR COMMON STOCK

Our common stock is currently quoted on the OTC Bulletin Board under the symbol “NCBC.OB.” As of March 31, 2006, we had 4,257,986 shares of common stock outstanding and approximately 1,469 shareholders of record. Our common stock has been approved for listing on the NASDAQ National Market under the symbol “NCBC.” The following table sets forth the high and low closing prices for shares of our common stock for the periods presented. Where appropriate, prices have been adjusted for the effects of stock splits effected in the form of stock dividends during the periods presented. The last reported sales price of our common stock on June 28, 2006 was $20.00 per share.

	HIGH AND LOW CLOSING PRICE INFORMATION(1)(2)
2006
Second Quarter (through June 28, 2006)	$21.00	$18.90
First Quarter	25.00	20.20

2005
Fourth Quarter	28.50	24.75
Third Quarter	25.57	14.67
Second Quarter	16.13	13.33
First Quarter	16.00	12.67

2004
Fourth Quarter	17.27	13.33
Third Quarter	16.67	14.50
Second Quarter	20.17	12.07
First Quarter	12.70	9.62

(1)	Adjusted for 3-for-2 stock split effected in July 2005 and a 11-for-10 stock split effected in the form of a 10% stock dividend in June 2004.
(2)	Over-the-market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

DIVIDEND POLICY

We anticipate that our future earnings, if any, will be retained to finance our growth and that we will not pay cash dividends for the foreseeable future.

We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a bank holding company, the Federal Reserve Board may impose restrictions on cash dividends paid by us.

If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors.

We declared a stock split in 2005 and stock splits effected in the form of stock dividends in each of the three preceding years. We intend to continue to consider the declaration of pro rata stock distributions in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of our financial condition and results of operations and should be read in conjunction with the financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. The following discussion is intended to assist in understanding the financial condition and results of operations of New Century Bancorp, Inc. Because New Century Bancorp, Inc. has no material operations and conducts no business on its own other than owning its subsidiaries, New Century Bank and New Century Bank South, the discussion contained in this Management’s Discussion and Analysis concerns primarily the business of these subsidiaries. However, for ease of reading and because the financial statements are presented on a consolidated basis, New Century Bancorp, Inc., New Century Bank and New Century Bank South are collectively referred to herein as the company unless otherwise noted. All references in this prospectus to net income per share, price per share, book value per share and weighted average common and common equivalent shares outstanding have been adjusted to reflect three separate eleven-for-ten stock splits effected in the form of 10% stock dividends, one declared in May 2002, another in September 2003 and the third in June 2004, and one three-for-two stock split effected in July 2005.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to our audited consolidated financial statements as of December 31, 2005, beginning on page F-15 of this prospectus.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgments and estimates when preparing our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, cash flow assumptions, the determination of loss factors for estimating credit losses, the impact of current events, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management’s estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Overview

During the three months ended March 31, 2006 we reported net income of $1.1 million, up 33% from net income of $805,000 earned in the first three months of 2005. Diluted earnings per share was $0.23, up 28% compared to $0.18 for the same period a year ago. Higher earnings can be attributed to continued growth in the balance sheet and a higher net interest margin. As of March 31, 2006, total assets were approximately $443.0 million, up 24% from a year ago, while net loans were $334.0 million (up 18% year over year) and deposits were $374.1 million (up 27% year over year). During the three months ended March 31, 2006, we achieved an annualized return on average assets of 0.98% and an annualized return on average equity of 12.76%. Our net interest margin expanded to 4.22%. We expect our total assets, net loans and deposits will continue to increase over the remainder of 2006 as a result of our pending acquisition and internal growth.

During 2005 our net income increased 73% to $3.6 million from $2.1 million in 2004. Our diluted earnings per share rose 64% to $0.79 from $0.48 in 2004. This result was due to increases in net interest income and non-interest income, which were partially offset by increases in the loan loss provision and non-interest expense. Higher net interest income was fueled by strong growth in the balance sheet, particularly loan and deposit growth, and a higher net interest margin. During 2005, total assets grew 33% to $436.4 million, while net loans grew 24% to $321.6 million, and deposits grew 36% to $367.0 million. Our return on average assets increased to 0.95% in 2005 from 0.75% in 2004, while our return on average equity increased to 11.47% in 2005 from 6.87% in 2004. Our net interest margin improved to 3.97% in 2005 compared to 3.78% in 2004.

During 2004 our net income increased 131% to $2.1 million from $906,000 in 2003. Our diluted earnings per share rose 92% to $0.48 from $0.25 in 2003. The earnings improvement during the year can be attributed to strong balance sheet growth and a lower efficiency ratio, despite compression in the net interest margin. During 2004, total assets grew 71% to $328.3 million, while net loans grew 73% to $259.2 million, and deposits grew 78% to $270.2 million. Our return on average assets increased to 0.75% in 2004 from 0.57% in 2003, while our return on average equity increased to 6.87% in 2004 from 4.15% in 2003. Our net interest margin fell to 3.78% in 2004 compared to 4.03% in 2003.

The following table sets forth selected financial data.

	As of or for the Three Months Ended March 31, (unaudited)		As of or for the Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In thousands, except per share data)
Balance Sheet Data
Total assets	$442,970	$357,600	$436,367	$328,311	$191,813	$126,391	$84,375
Total investments	84,260	56,031	90,878	51,051	31,059	19,917	16,595
Loans, net	333,977	283,898	321,554	259,152	149,575	98,462	62,579
Total deposits	374,119	295,716	367,003	270,230	151,971	105,482	68,874
Shareholders’ equity	34,138	30,067	32,974	29,444	27,266	17,343	12,671
Operating Data
Net income	1,069	805	3,621	2,094	906	858	593
Earnings per share (basic)	.25	.19	.86	.50	.26	.31	.29
Earnings per share (diluted)	.23	.18	.79	.48	.25	.30	.29

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

YEARS ENDED DECEMBER 31, 2005 AND 2004

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except share and per share data)
2005
Interest income	$5,132	$5,872	$6,520	$7,155
Interest expense	1,901	2,420	2,740	3,028

Net interest income	3,231	3,452	3,780	4,127
Provision for loan losses	500	433	770	469

Net interest income after provision for loan losses	2,731	3,019	3,010	3,658
Non interest income	556	610	579	751
Non interest expense	2,062	2,141	2,368	2,558

Income before taxes	1,225	1,488	1,221	1,851
Income taxes	415	500	409	841

Net income	$810	$988	$812	$1,010

Net income per share
Basic	$0.19	$0.23	$0.19	$0.24
Diluted	0.18	0.22	0.18	0.22
Average shares outstanding
Basic	4,217,216	4,219,102	4,224,237	4,234,469
Diluted	4,471,716	4,480,687	4,549,438	4,589,995

2004
Interest income	$2,898	$3,569	$4,186	$4,713
Interest expense	914	1,132	1,462	1,666

Net interest income	1,984	2,437	2,724	3,047
Provision for loan losses	603	477	310	295

Net interest income after provision for loan losses	1,381	1,960	2,414	2,752
Non interest income	348	389	410	586
Non interest expense	1,607	1,673	1,785	1,909

Income before taxes	122	676	1,039	1,429
Income taxes	38	241	378	516

Net income	$84	$435	$661	$913

Net income per share
Basic	$0.02	$0.10	$0.16	$0.22
Diluted	0.02	0.10	0.15	0.20
Average shares outstanding
Basic	4,193,001	4,193,001	4,193,732	4,210,334
Diluted	4,347,596	4,347,592	4,450,050	4,480,434

The quarterly financial data may not aggregate to annual amounts due to rounding.

Comparison of Results of Operations for the Quarters Ended March 31, 2006 and March 31, 2005

General. During the first quarter of 2006, we generated net income of $1.1 million compared with net income of $805,000 for the first quarter of 2005, an increase of 33%. Basic earnings per share and diluted earnings per share for the quarter ended March 31, 2006 were $0.25 and $0.23, respectively, compared with basic earnings per share of $0.19 and diluted earnings per share of $0.18 for the quarter ended March 31, 2005. The increase in net income was due to higher net interest income and a lower provision for loan losses, which were partially offset by an increase in non-interest expenses.

Net Interest Income. Net interest income increased by approximately $1.1 million to $4.3 million for the quarter ended March 31, 2006. Our total interest income benefited from continued strong growth in interest-earning assets. Average total interest-earning assets were $416.6 million in the first quarter of 2006 compared with $321.9 million during the same period one year earlier, while the yield on those assets increased 99 basis points from 6.46% to 7.45%. Our average interest-bearing liabilities grew by $80.0 million to $351.5 million as compared to March 31, 2006, while the cost of those funds increased from 2.84% to 3.83% or 99 basis points. For the quarter ended March 31, 2006, our net interest margin was 4.22% and our net interest spread was 3.62%. For the quarter ended March 31, 2005, net interest margin was 4.06% and net interest spread was 3.62%.

Provision for Loan Losses. We recorded a $408,000 provision for loan losses in the first quarter of 2006, representing a decrease of $92,000 from the $500,000 provision made in the same period of 2005. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management. In evaluating the allowance for loan losses, management considers factors that include growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors. In the first quarter of 2006, the level of provision for loan losses resulted from net loan charge-offs of $33,000 and an accommodation for loan growth of $12.8 million. In the first quarter of 2005, the provision reflected $25.2 million in loan growth and net charge-offs of approximately $15,000.

Non-Interest Income. Non-interest income for the quarter ended March 31, 2006 was $553,000, a decrease of $3,000 from the first quarter of 2005. Compared to the first quarter of last year, the company had increases in deposit service fees and charges of $31,000 and fees from presold mortgages of $18,000. However, these increases were offset by declines in gains on the sale of loans guaranteed by the Small Business Administration (SBA) of $34,000, and lower commissions on credit life insurance of nearly $11,000.

Non-Interest Expenses. Non-interest expenses increased by $676,000 to $2.7 million for the quarter ended March 31, 2006, from $2.1 million for the quarter ended March 31, 2005. Because of the growth in non-interest expenses, our ratio of non-interest expenses to average total assets increased from 2.47% in the first quarter of 2005 to 2.52% in the first quarter of 2006. Salaries and employee benefits increased to $1.7 million in the first quarter of 2006 from $1.2 million in the same quarter of 2005 due mostly to the increase of personnel from 74 full-time equivalent employees as of March 31, 2005 to 105 full-time equivalent employees as of March 31, 2006. The increase in staff was due to the opening of two new office locations since March 31, 2005 and additional operations personnel. Also, we recognized $15,000 in compensation expense related to stock options vesting during the period in accordance with the provisions of SFAS No. 123R, which was adopted on January 1, 2006 using the modified prospective method. Prior to the adoption of SFAS No. 123R, we used the intrinsic value method as prescribed by APB Opinion No. 25 and, as a result had not recognized compensation expense for options granted with exercise prices equal to the fair market value of our stock on the date of grant. Occupancy and equipment expenses increased by $88,000 to $245,000 for the quarter ended March 31, 2006. The increase in occupancy and equipment was due to the opening of the two new office locations and the operations center in the third quarter of 2005. The following highlight other changes in non-interest expenses:

•	Postage, printing and office supplies increased from $68,000 in 2005 to $73,000 in 2006 due to the general growth of the company.

•	Advertising and promotion expenses increased from $41,000 in 2005 to $100,000 in 2006, due to promotions and deposit related marketing campaigns in all of the banks’ markets.

•	Data processing and other outsourced service expenses decreased slightly from $193,000 in 2005 to $192,000 in 2006.

•	Professional service expenses decreased from $91,000 in 2005 to $83,000 in 2006.

•	Other operating expense increased from $367,000 in 2005 to $447,000 in 2006 due to general growth of the company.

Provision for Income Taxes. The company’s effective tax rate was 38% and 34% for the quarters ended March 31, 2006 and 2005, respectively.

Comparison of Results of Operations for the Years Ended December 31, 2005 and December 31, 2004

General. During 2005, we generated net income of $3.6 million compared with net income of $2.1 million for the year ended December 31, 2004, an increase of 73%. Basic earnings per share and diluted earnings per share for the year ended December 31, 2005 were $0.86 and $0.79, respectively, compared with basic earnings per share of $0.50 and diluted earnings per share of $0.48 for 2004. This increase was primarily due to the growth in interest-earning assets during 2005 and the resulting increase in net interest income, and also to the strong growth in non-interest income. These increases were partially offset by increases in the provision for loan losses and non-interest expense.

Net Interest Income. Net interest income increased $4.4 million to $14.6 million for the year ended December 31, 2005. Our total interest income benefited from strong growth in interest-earning assets, and higher interest-earning asset yields. Average total interest-earning assets were $362.7 million in 2005 compared with $261.2 million during 2004, while the yield on those assets increased 90 basis points from 5.90% to 6.80%. The company’s average interest-bearing liabilities grew by $89.8 million to $303.9 million in 2005, while the cost of those funds increased from 2.42% to 3.32%, or 90 basis points. For the year ended December 31, 2005, our net interest margin was 4.02% and our net interest spread was 3.48%. For the year ended December 31, 2004, net interest margin was 3.91% and net interest spread was 3.48%.

Provision for Loan Losses. We recorded a provision of approximately $2.2 million for loan losses in 2005, representing an increase of $488,000 over the $1.7 million provision made in 2004. In both 2005 and 2004, the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $64.1 million in 2005 and by $110.8 million in 2004. In addition, net loan charge-offs increased to $472,000 in 2005 as compared to $441,000 in 2004. As of December 31, the allowance for loan losses was $5.3 million for 2005 and $3.6 million for 2004, representing 1.62% and 1.37%, respectively, of loans outstanding. This increase in the percentage of the allowance for loan losses was in response to the maturation and seasoning of the company’s loan portfolio and lending processes. There were $823,000 and $190,000 of non-accrual loans as of December 31, 2005 and 2004, respectively.

Non-Interest Income. Non-interest income for the year ended December 31, 2005 was $2.5 million, an increase of $804,000 over the year ended December 31, 2004. This increase was primarily due to an increase in deposit service fees and charges of $146,000 and an increase of $271,000 in fees from pre-sold mortgages. Additionally, there was an increase of $339,000 in commissions from the sales of SBA loans, which is a program that the company started in the fourth quarter of 2004. The growth in service fees and charges was directly related to the growth in transaction accounts during 2005 and to the growth in an overdraft protection product tied to qualifying demand deposit accounts.

Non-Interest Expense. Non-interest expense increased by $2.1 million to $9.1 million for the year ended December 31, 2005, from $7.0 million for the year ended December 31, 2004. Despite this increase, the company’s ratio of non-interest expense to average total assets decreased from 2.52% in 2004 to 2.39% in 2005. Salaries and employee benefits increased to $5.5 million from $4.1 million in 2004 due to the increase of company personnel from 72 to 92 full-time equivalent employees. The expansion into a new operations center in downtown Dunn, a new bank building in Goldsboro and another office in Clinton resulted in an increase of $177,000 in occupancy and equipment expenses to a total of $717,000 for the year ended December 31, 2005. Other non-interest expense increased to $2.9 million in 2005 compared with $2.4 million for the year ended December 31, 2004. The following are included in other non-interest expenses:

•	Postage, printing and office supplies increased from $220,000 in 2004 to $254,000 in 2005, largely due to the increasing growth in all areas of the company.

•	Advertising and promotion expenses increased from $196,000 in 2004 to $274,000 in 2005, due in part to promotions and deposit related marketing campaigns in all of the banks’ markets.

•	Data processing and other outsourced service expenses increased by $188,000 to $817,000 in 2005. Most of this increase was in core processing, networking and items processing expenses.

•	Professional service expenses increased from $323,000 in 2004 to $432,000 in 2005. A large part of this increase was in legal fees and other professional fees.

•	Other operating expense increased $151,000 to approximately $1.2 million in 2005, largely due to additional expenses related to higher communications expenses, directors fees and franchise taxes.

Provision for Income Taxes. The company’s effective tax rate was 37% in 2005 and 36% in 2004.

Comparison of Results of Operations for the Years ended December 31, 2004 and December 31, 2003

General. During 2004, we generated net income of $2.1 million compared with net income of $906,000 for the year ended December 31, 2003, an increase of 131%. Basic earnings per share and diluted earnings per share for the year ended December 31, 2004 were $0.50 and $0.48, respectively, compared with basic earnings per share of $0.26 and diluted earnings per share of $0.25 for 2004. These increases were primarily due to the growth in interest-earning assets during 2004 and the resulting increase in net interest income, and also to the strong growth in non-interest income. These increases were partially offset by increases in the provision for loan losses and non-interest expense.

Net Interest Income. Net interest income increased $4.1 million to $10.2 million for the year ended December 31, 2004. The company’s total interest income benefited from strong growth in interest-earning assets, which was partially offset by lower interest-earning asset yields. Average total interest-earning assets were $261.2 million in 2004 compared with $150.2 million during 2003, while the yield on those assets dropped 33 basis points from 6.23% to 5.90%. The company’s average interest-bearing liabilities grew by $95.4 million to $214.1 million in 2004, while the cost of those funds dropped from 2.71% to 2.42%, or 29 basis points, due to overall lower rates in 2004 versus 2003. For the year ended December 31, 2004, net interest margin was 3.91% and net interest spread was 3.48%. For the year ended December 31, 2003, net interest margin was 4.09% and net interest spread was 3.52%. The compression of margin and spread since 2003 was the result of the repricing of interest sensitive assets and the growth in the volume of interest-bearing liabilities during 2004.

Provision for Loan Losses. The company recorded a provision of approximately $1.7 million for loan losses in 2004, representing an increase of $642,000 over the $1.0 million provision made in 2003. In both 2004 and 2003, the provision for loan losses was made principally in response to growth in loans, as total loans outstanding increased by $110.8 million in 2004 and by $51.9 million in 2003. In addition, net loan charge-offs increased to $441,000 in 2004 as compared to $233,000 in 2003. As of December 31, the allowance for loan losses was $3.6 million for 2004 and $2.4 million for 2003, representing 1.37% and 1.55%, respectively, of loans outstanding. There were $190,000 and $116,000 of non-accrual loans as of December 31, 2004 and 2003, respectively.

Non-Interest Income. Non-interest income for the year ended December 31, 2004 was $1.7 million, an increase of $558,000 over the year ended December 31, 2003. This increase was primarily due to an increase in deposit service fees and charges of $310,000, an increase of $97,500 in commissions from credit life insurance premiums, and income of $100,000 generated by our SBA loan program, a program that started in the fourth quarter of 2004. The growth in service fees and charges was directly related to the growth in transaction accounts during 2004 and to the growth in an overdraft protection product tied to qualifying demand deposit accounts.

Non-Interest Expense. Non-interest expense increased by $2.1 million to $7.0 million for the year ended December 31, 2004, from $4.8 million for the year ended December 31, 2003. Despite this increase, the company’s ratio of non-interest expense to average total assets decreased from 3.04% in 2003 to 2.52% in 2004. Salaries and employee benefits increased to $4.1 million from $2.9 million in 2003 due to the increase of company personnel from 55 to 72 full-time equivalent employees. Also the expansion into two new markets resulted in an increase of $191,000 in occupancy and equipment expenses to a total of $540,000 for the year ended December 31, 2004. Other non-interest expense increased to $2.4 million in 2004 compared with $1.6 million for the year ended December 31, 2003. The following are included in other non-interest expenses:

•	Postage, printing and office supplies increased from $131,000 in 2003 to $220,000 in 2004, largely due to the opening of the Goldsboro office and New Century Bank South.

•	Advertising and promotion expenses increased from $126,000 in 2003 to $196,000 in 2004, due in part to promotions related to our new office in Goldsboro and deposit related marketing campaigns in all of the banks’ markets.

•	Data processing and other outsourced service expenses increased by $146,000 to $629,000 in 2004. Most of this increase was in core processing and items processing expenses.

•	Professional service expenses increased from $257,000 in 2003 to $323,000 in 2004. A large part of this increase was in audit fees and other professional fees.

•	Other operating expenses increased $428,000 to approximately $1.0 million in 2004, largely due to additional expenses related to general corporate expenses and the opening of the Goldsboro office and New Century Bank South.

Provision for Income Taxes. The company’s effective tax rate was 36% in 2004 and 35% in 2003.

Net Interest Income

Like most financial institutions, the primary component of our earnings is net interest income. Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Changes in net interest income result from changes in volume, spread and margin. For this purpose, volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities, spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities, as well as levels of non-interest-bearing liabilities.

The following tables sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Non-accrual loans have been included in determining average loans.

	For the Three Months Ended March 31,
	2006			2005
	Average balance	Interest	Average rate(2)	Average balance	Interest	Average rate(2)
	(Dollars in thousands)
Interest-earning assets(1):
Loans, net	$330,645	$6,745	8.27%	$271,654	$4,738	7.07%
Investment securities	42,722	419	3.98%	26,651	244	3.71%
Other interest-earning assets	43,232	488	4.58%	23,630	145	2.49%

Total interest-earning assets	416,599	7,652	7.45%	321,935	5,127	6.46%

Other assets	23,740			17,519

Total assets	$440,339			$339,454

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$85,459	$477	2.26%	$54,153	$157	1.18%
Time deposits over $100,000	92,624	999	4.38%	53,693	502	3.79%
Other time deposits	140,844	1,463	4.21%	134,171	1,002	3.03%
Borrowings	32,614	382	4.75%	29,494	240	3.31%

Total interest-bearing liabilities	351,541	3,321	3.83%	271,511	1,901	2.84%

Non-interest-bearing deposits	52,504			36,033
Other liabilities	2,312			1,495
Shareholders’ equity	33,982			30,415

Total liabilities and shareholders’ equity	$440,339			$339,454

Net interest income/interest rate spread		$4,331	3.62%		$3,226	3.62%

Net interest margin(2)			4.22%			4.06%
Ratio of interest-earning assets to interest-bearing liabilities			118.51%			118.57%

(1)	Interest-earning assets are not presented on a tax-equivalent basis due to the insignificance of total tax-exempt interest income.
(2)	Presented on an annualized basis using a 365 day count method.

	For the Years Ended December 31,
	2005			2004			2003
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(Dollars in thousands)
Interest-earning assets(1):
Loans, net	$297,045	$22,406	7.54%	$219,257	$14,422	6.58%	$119,724	$8,628	7.21%
Investment securities	33,006	1,236	3.74%	17,360	591	3.40%	13,963	564	4.04%
Other interest-earning assets	32,618	1,037	3.18%	24,600	395	1.61%	16,540	168	1.02%

Total interest-earning assets	362,669	24,679	6.80%	261,217	15,408	5.90%	150,227	9,360	6.23%

Other assets	18,825			16,215			9,133

Total assets	$381,494			$277,432			$159,360

Interest-bearing liabilities:
Deposits:
Savings, NOW and money market	$56,378	$869	1.54%	$55,888	$635	1.14%	$31,064	$440	1.42%
Time deposits over $100,000	73,238	3,016	4.12%	39,917	1,279	3.20%	28,376	946	3.33%
Other time deposits	143,547	5,021	3.50%	104,040	2,870	2.76%	53,958	1,713	3.17%
Borrowings	30,726	1,183	3.85%	14,264	403	2.83%	5,328	118	2.21%

Total interest-bearing liabilities	303,889	10,089	3.32%	214,109	5,187	2.42%	118,726	3,217	2.71%

Non-interest-bearing deposits	44,485			31,665			18,455
Other liabilities	1,537			1,175			371
Shareholders’ equity	31,583			30,483			21,808

Total liabilities and shareholders’ equity	$381,494			$277,432			$159,360

Net interest income/interest rate spread		$14,590	3.48%		$10,221	3.48%		$6,143	3.52%

Net interest margin			4.02%			3.91%			4.09%
Ratio of interest-earning assets to interest-bearing liabilities	119.34%			122.00%			126.53%

(1)	Interest-earning assets are not presented on a tax-equivalent basis due to the insignificance of total tax-exempt interest income.

Rate/Volume Analysis

The following tables analyze the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The tables distinguish between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.

	Three Months Ended March 31, 2006 vs. 2005
	Increase (Decrease) Due to
	Volume	Rate	Total
	(In thousands)
Interest income:
Loans	$1,116	$892	$2,008
Investment securities	153	23	176
Other interest-earning assets	169	172	341

Total interest income	1,438	1,087	2,525

Interest expense:
Deposits:
Savings, NOW and money market	132	187	319
Time deposits over $100,000	393	105	498
Other time deposits	60	401	461
Borrowings	31	111	142

Total interest expense	616	804	1,420

Net interest income increase (decrease)	$822	$283	$1,105

	Year Ended December 31, 2005 vs. 2004			Year Ended December 31, 2004 vs. 2003			Year Ended December 31, 2003 vs. 2002
	Increase (Decrease) Due to			Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest income:
Loans	$5,492	$2,492	$7,984	$6,860	$(1,066)	$5,794	$2,892	$(696)	$2,196
Investment securities	559	86	645	126	(99)	27	65	(107)	(42)
Other interest-earning assets	192	450	642	106	121	227	72	(79)	(7)

Total interest income	6,243	3,028	9,271	7,092	(1,044)	6,048	3,029	(882)	2,147

Interest expense:
Deposits:
Savings, NOW and money market	7	227	234	317	(122)	195	156	(156)	—
Time deposits over $100,000	1,220	517	1,737	377	(44)	333	377	(223)	154
Other time deposits	1,236	915	2,151	1,486	(329)	1,157	570	(346)	224
Borrowings	549	231	780	225	60	285	70	9	79

Total interest expense	3,012	1,890	4,902	2,405	(435)	1,970	1,173	(716)	457

Net interest income increase (decrease)	$3,231	$1,138	$4,369	$4,687	$(609)	$4,078	$1,856	$(166)	$1,690

Comparison of Financial Condition as of March 31, 2006 and December 31, 2005

During the first three months of 2006, our total assets grew by $6.6 million from $436.4 million as of December 31, 2005 to nearly $443.0 million as of March 31, 2006. Earning assets as of March 31, 2006 totaled $423.9 million and consisted of $339.7 million in gross loans, $45.7 million in investment securities, $37.2 million in overnight investments and interest-bearing deposits in other banks and $1.3 million in non-marketable equity securities. Total deposits and shareholders’ equity as of March 31, 2006 were $374.1 million and $34.1 million, respectively.

Since the end of 2005, gross loans have grown $12.8 million to $339.7 million as of March 31, 2006. Gross loans as of March 31, 2006 consisted of $75.2 million in commercial and industrial loans, $101.6 million in commercial real estate loans, $14.5 million in multi-family residential loans, $16.1 million in consumer loans, $63.2 million in residential real estate loans, $65.5 million in construction loans and $276,000 of deferred loan fees. As of quarter end, there were also $3.8 million of loans held for sale. Shortly after March 31, 2006, $3.4 million of these loans were sold to an unaffiliated de novo bank at book value. The remaining loans are held for sale to the SBA.

As of March 31, 2006, we had nearly $1.2 million in loans that were 30 days or more past due. This represented 0.34% of gross loans outstanding on that date. Non-accrual loans as of March 31, 2006 totaled $911,000 and included $348,000 of loans that were more than 90 days past due. The balance of these loans was not past due but was placed on non-accrual status because the loans were on the internal watch list. As of December 31, 2005, there were loans with an aggregate principal balance of $2.9 million that were more than 30 days past due. This represented 0.89% of gross loans outstanding on that date. Non-accrual loans as of December 31, 2005 totaled $823,000 and included $768,000 in loans that were more than 90 days past due. The balance of these loans was not past due but was placed on non-accrual status because the loans were on the internal watch list. The allowance for loan losses increased 5 basis points to 1.67% of gross loans as of March 31, 2006. The allowance for loan losses of $5.3 million represented 1.62% of gross loans outstanding as of December 31, 2005. Management attributes the increase in the allowance to two factors. First, a portion of the increase in the allowance percentage was due to downgrading the risk rating of three large relationships in our allowance for loan loss model. Management is assessing the risk inherent in those relationships and will make any further adjustments in the rating and the allowance if necessary. Secondly, in 2005, management implemented an internal credit review department that has led to a better identification of risk and an increase in the banks’ adversely classified loans. Management believes that the allowance for loan losses as of March 31, 2006 is adequate to absorb probable losses inherent in the loan portfolio as of that date.

Management strives to maintain a position of liquidity sufficient to fund future loan demand and to satisfy fluctuations in deposit levels. This is achieved primarily in the form of federal funds sold on an overnight basis and an investment portfolio that includes a laddered maturity schedule. As of March 31, 2006, federal funds sold were $36.1 million, a decrease of nearly $8.6 million from the $44.7 million held as of December 31, 2005. We also hold an investment of $1.2 million in the form of Federal Home Loan Bank of Atlanta (FHLB) stock with an annualized yield of 5.49%. Interest-earning deposits in other banks decreased from $3.3 million as of December 31, 2005 to $1.1 million as of March 31, 2006. Our investment securities as of March 31, 2006 were $45.7 million, an increase of $4.1 million from December 31, 2005. The investment portfolio as of March 31, 2006 consisted of $26.6 million in government agency debt securities, $15.6 million in mortgage-backed securities and $4.1 million in municipal securities. The unrealized loss on these securities as of March 31, 2006 was $585,000.

We also have an investment in bank owned life insurance of $4.8 million, which increased $639,000 from December 31, 2005 due to an additional purchase and an increase in cash surrender value. Since the income on this investment is included in non-interest income, the asset is not included in our calculation of earning assets.

As of March 31, 2006, non-earning assets were $20.0 million, which reflects a slight increase from the $19.9 million as of December 31, 2005. Non-earning assets as of March 31, 2006 included $8.5 million in cash and due from correspondent banks, $6.0 million in premises and equipment, accrued interest receivable of $2.2 million, deferred tax assets of $2.0 million and other assets of $1.3 million.

Total deposits as of March 31, 2006 were $374.1 million and consisted of $54.2 million in non-interest-bearing demand deposits, $47.2 million in money market and NOW accounts, $28.1 million in savings accounts, and $244.7 million in time deposits. Total deposits grew by $7.1 million from $367.0 million as of December 31, 2005. As of December 31, 2005, we were holding escrow deposits for three unaffiliated proposed banks. During the first quarter of 2006, two of these banks opened for business and withdrew their deposits. The third bank, which is due to open in the second quarter of 2006, shifted its escrow deposit from a NOW account to a savings account. This accounted for the large decrease in money market and NOW accounts of $22.1 million and a large portion of the $17.8 million increase in savings deposits. The remaining increase in savings accounts is attributable to the growth in a new premium savings account product. Time deposits grew by $10.5 million during the first three months of 2006. Non-interest-bearing demand deposits increased by $863,000 from $53.3 million as of December 31, 2005. Brokered deposits totaled $11.3 million or 3.0% of deposits as of March 31, 2006.

As of March 31, 2006, we had $12.3 million in short-term borrowings and $20.4 million in long-term borrowings. Short-term borrowings include repurchase agreements of $9.8 million and a $2.5 million advance outstanding on a line of credit with the FHLB that is due in June 2006. Long-term borrowings include FHLB advances of $3.5 million due in July 2006, $2.5 million due in December 2006, and $2.0 million due in August 2007. The FHLB advances are collateralized by a lien on 1-4 family first mortgage loans. Also included in long-term borrowings is $12.4 million of junior subordinated debentures issued in connection with our issuance of trust preferred securities in September 2004.

Total shareholders’ equity as of March 31, 2006 was $34.1 million, an increase of $1.1 million from $33.0 million as of December 31, 2005. This increase was due to $1.1 million in net income that was partially offset by a decrease of $83,000, net of tax, in the fair value of our investment securities available for sale.

Comparison of Financial Condition as of December 31, 2005 and December 31, 2004

Our total assets as of December 31, 2005 were $436.4 million, which represents an increase of $108.1 million or 33% from December 31, 2004. Cash, interest-bearing deposits and federal funds sold increased $24.2 million to $56.5 million as of December 31, 2005. Investment securities increased to $41.6 million from $24.9 million as of December 31, 2004.

Loans receivable increased by $64.1 million to $326.9 million as of December 31, 2005. The growth in loans was due to the maturation and continued growth in our markets. The loan portfolio as of December 31, 2005 was comprised of $239.0 million in real estate loans, $71.4 million in commercial and industrial loans, $15.7 million in loans to individuals, $931,000 in loans held for sale and $285,000 in deferred loan fees. As of December 31, 2005, there were 50 loans with an aggregate principal balance of approximately $2.9 million that were more than 30 days past due. Fourteen of these loans with a combined balance of approximately $823,000 were in non-accrual status. The allowance for loan losses of $5.3 million represented 1.62% of gross loans outstanding as of December 31, 2005.

Our investment portfolio as of December 31, 2005, which consisted of U.S. government agency securities, mortgage-backed securities and bank-qualified municipal securities, aggregated $41.6 million with a weighted average yield of 3.94%. The company also held an investment of $1.1 million in the form of FHLB stock with a dividend yield of 4.60%. The investment portfolio increased $16.7 million in 2005, the result of $25.5 million in purchases, $8.3 million of maturities and prepayments and a decrease of $516,000 in the market value of securities held available for sale. There were no sales of investment securities during 2005.

As of December 31, 2005, the company held $4.2 million in bank owned life insurance on key members of management. Non-earning assets were $19.9 million, an increase of $3.9 million over December 31, 2004. Non-earning assets included $8.5 million in cash and due from banks, $2.1 million in interest receivable, $443,000 in foreclosed real estate, $6.0 million in bank premises and equipment, and $2.9 million in other assets.

Total deposits as of December 31, 2005 were $367.0 million, an increase of $96.8 million from $270.2 million as of December 31, 2004. In general, the growth in our deposits was attributable to growth in our markets and was supplemented by large deposits associated with the stock offerings of three unaffiliated proposed banks, all of which were due to open in 2006. As of December 31, 2005, deposits were comprised of 14% demand deposits, 22% savings, NOW and money market accounts, and 64% time deposits. Time deposits of $100,000 or more totaled $95.1 million or 25.9% of total deposits as of December 31, 2005. Brokered deposits totaled $8.5 million or 2.3% of year-end deposits.

Short-term debt includes securities sold under agreements to repurchase of $9.2 million as of December 31, 2005. These were collateralized by U.S. government agency and municipal securities. Also included in short-term debt was a $2.5 million advance from the FHLB with an interest rate of 3.95%. This advance was taken in June 2005 and matures in June 2006.

Long-term debt, which is based on contractual maturity, included $10.0 million in advances from the FHLB. These advances include a $4.0 million advance with an interest rate of 2.65%, a $3.5 million advance with an interest rate of 3.58%, and a $2.5 million advance with an interest rate of 4.03%. These advances mature in February, July, and December 2006, respectively. Also included in long-term debt was $12.4 million of junior subordinated debentures. In 2004, these debentures were issued to a newly formed subsidiary, New Century Statutory Trust I, which in turn issued $12.0 million in trust preferred securities. Under current applicable regulatory guidelines, $10.8 million of these debentures qualified as Tier I capital as of December 31, 2005.

Shareholders’ equity increased $3.5 million during 2005. The increase was due to $3.6 million in net income and $237,000 from the issuance of common stock from the exercise of stock options, partially offset by a decrease of $328,000, net of tax, in the fair value of our investment securities available for sale.

Investment Activities

Our investment portfolio plays a major role in the management of our liquidity and interest rate sensitivity and, therefore, is managed in the context of the overall balance sheet. The securities portfolio generates a nominal percentage of our interest income and serves as a necessary source of liquidity. We account for investment securities as follows:

Available for sale. Debt and equity securities that will be held for indeterminate periods of time, including securities that we may sell in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. We carry these investments at market value, which we generally determine using published quotes as of the close of business. Unrealized gains and losses are excluded from our earnings and are reported, net of applicable income tax, as a component of accumulated other comprehensive income in shareholders’ equity until realized. All of our securities were categorized as available for sale on the dates indicated.

The following table summarizes the securities portfolio by major classification:

	March 31, 2006
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$26,602	$—	$321	$26,281
Mortgage-backed	15,578	8	290	15,296
Municipal	4,127	68	50	4,145
Other	—	—	—	—

	$46,307	$76	$661	$45,722

	December 31, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$29,594	$15	$273	$29,336
Mortgage-backed	9,429	10	243	9,196
Municipal	3,003	69	—	3,072
Other	—	—	—	—

	$42,026	$94	$516	$41,604

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$12,713	$10	$58	$12,665
Mortgage-backed	9,067	77	39	9,105
Municipal	3,005	104	—	3,109
Other	—	—	—	—

	$24,785	$191	$97	$24,879

The following tables show investments’ gross unrealized losses and fair values for the investment portfolio, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, as of March 31, 2006, December 31, 2005 and December 31, 2004, respectively. All unrealized losses on investment securities are considered by management to be temporarily impaired given the credit ratings on these investment securities.

	March 31, 2006
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$16,050	$162	$10,231	$159	$26,281	$321
Mortgage-backed	4,443	105	4,731	185	9,174	290
Municipal	1,096	50	—	—	1,096	50

Total temporarily impaired securities	$21,589	$317	$14,962	$344	$36,551	$661

	December 31, 2005
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$17,573	$141	$9,245	$132	$26,818	$273
Mortgage-backed	5,650	142	3,177	101	8,827	243
Municipal	—	—	—	—	—	—

Total temporarily impaired securities	$23,223	$283	$12,422	$233	$35,645	$516

	December 31, 2004
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
U.S. government and obligations of U.S. government agencies	$8,641	$58	$—	$—	$8,641	$58
Mortgage-backed	3,113	8	—	—	3,113	8
Municipal	—	—	1,602	31	1,602	31

Total temporarily impaired securities	$11,754	$66	$1,602	$31	$13,356	$97

As of March 31, 2006, investment securities with a carrying value of $16.5 million were pledged to secure public deposits, borrowings and for other purposes required or permitted by law.

The amortized cost and fair values of securities available for sale as of March 31, 2006 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Fair value
	(In thousands)
Due within one year	$11,045	$10,943
Due after one year through five years	15,836	15,613
Due after five years through ten years	12,852	12,645
Due after ten years	6,574	6,521

	$46,307	$45,722

The following table presents the carrying values, intervals of maturities or repricings, and weighted average tax equivalent yields of our investment portfolio as of March 31, 2006:

	Repricing or Maturing
	Less than one year	One to five years	Five to ten years	Over ten years	Total
	(Dollars in thousands)
Securities available for sale:
U. S. government and obligations of U.S. government agencies
Balance	$10,921	$15,360	—	—	$26,281
Weighted average yield	3.25%	4.12%	—	—	3.76%
Mortgage-backed
Balance	$22	$1,200	$8,805	$5,270	$15,297
Weighted average yield	5.13%	4.86%	4.68%	4.95%	4.79%
Municipal
Balance	—	—	$1,317	$2,827	$4,144
Weighted average yield	—	—	4.80%	5.48%	5.26%
Other
Balance	—	—	—	—	—
Weighted average yield	—	—	—	—	—

Total
Balance	$10,943	$16,560	$10,122	$8,097	$45,722
Weighted average yield	3.25%	4.17%	4.70%	5.14%	4.24%

Lending Activities

Our primary source of revenue is interest and fee income from our lending activities, consisting of a wide range of short- to medium-term commercial, mortgage, construction and personal loans.

The following table describes our loan portfolio composition by category:

	As of March 31,		As of December 31,
	2006		2005		2004
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate loans:
One-to-four family residential	$47,853	14.09%	$47,531	14.54%	$39,417	15.00%
Commercial	101,583	29.91%	94,051	28.77%	70,307	26.76%
Multi-family residential	14,530	4.28%	15,653	4.79%	13,616	5.18%
Construction loans	65,489	19.28%	63,000	19.27%	43,150	16.43%
Home equity lines of credit	15,344	4.52%	14,554	4.45%	12,317	4.69%
Real estate loans held for sale	3,637	1.07%	4,251	1.30%	—	0.00%

Total real estate loans	248,436	73.15%	239,040	73.13%	178,807	68.06%

Other loans:
Commercial and industrial loans	75,226	22.15%	71,457	21.86%	66,071	25.14%
Loans to individuals	16,114	4.74%	15,709	4.81%	18,188	6.92%
Other loans held for sale	150	0.04%	931	0.28%	—	0.00%

Total other loans	91,490	26.93%	88,097	26.95%	84,259	32.06%

Less: deferred loan fees, net	(276)	(0.08)%	(285)	(0.08)%	(316)	(0.12)%
Total loans	339,650	100.00%	326,852	100.00%	262,750	100.00%

Less:
Allowance for loan losses	(5,673)		(5,298)		(3,598)

Total loans, net	$333,977		$321,554		$259,152

	As of December 31,
	2003		2002		2001
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
	(Dollars in thousands)
Real estate loans:
One-to-four family residential	$24,805	16.33%	$18,219	18.22%	$11,576	18.21%
Commercial	32,782	21.58%	21,079	21.08%	15,585	24.52%
Multi-family residential	5,446	3.58%	2,907	2.91%	1,328	2.09%
Construction loans	19,403	12.77%	12,666	12.66%	9,348	14.71%
Home equity lines of credit	5,161	3.40%	3,815	3.81%	2,296	3.61%
Real estate loans held for sale	2,107	1.39%	630	0.63%	850	1.34%

Total real estate loans	89,704	59.05%	59,316	59.31%	40,983	64.48%

Other loans:
Commercial and industrial loans	50,260	33.08%	31,281	31.28%	16,093	25.32%
Loans to individuals	11,189	7.36%	8,836	8.84%	6,555	10.31%
Other loans held for sale	937	0.62%	685	0.68%	—	0.00%

Total other loans	62,386	41.06%	40,802	40.80%	22,648	35.63%

Less: deferred loan fees, net	(160)	(0.11)%	(110)	(0.11%)	(68)	(0.11)%
Total loans	151,930	100.00%	100,008	100.00%	63, 563	100.00%

Less:
Allowance for loan losses	(2,355)		(1,546)		(984)

Total loans, net	$149,575		$98,462		$62,579

The following table presents as of March 31, 2006 (i) the aggregate maturities of loans in the named categories of our loan portfolio and (ii) the aggregate amounts of such loans, by variable and fixed rates that mature within one year, after one year but within five years, and after five years:

	As of March 31, 2006
	Due within one year	Due after one year but within five years	Due after five years	Total
	(In thousands)
Fixed rate loans:
One-to-four family residential	$4,632	$21,854	$1,711	$28,197
Commercial real estate	5,646	28,428	1,915	35,989
Multi-family residential	430	2,583	1,157	4,170
Construction	1,920	3,793	183	5,896
Home equity lines of credit	—	115	—	115
Commercial and industrial	3,854	16,079	820	20,753
Loans to individuals	4,226	7,219	224	11,669

Total at fixed rates	20,708	80,071	6,010	106,789

Variable rate loans:
One-to-four family residential	10,336	10,956	355	21,647
Commercial real estate	11,760	51,714	2,543	66,017
Multi-family residential	—	4,980	5,381	10,361
Construction	46,744	12,517	97	59,358
Home equity lines of credit	—	456	14,733	15,189
Commercial and industrial	29,498	22,565	2,804	54,867
Loans to individuals	2,600	882	1,029	4,511

Total at variable rates	100,938	104,070	26,942	231,950

Subtotal	121,646	184,141	32,952	338,739
Non-accrual loans	705	206	—	911

Loans, gross	$122,351	$184,347	$32,952	$339,650

The above table is based on contractual scheduled maturities. Early repayment of loans or renewals at maturity are not considered in this table.

Commitments and Contingent Liabilities

In the ordinary course of business, we enter into various types of transactions that include commitments to extend credit that are not included in net loans receivable presented on our consolidated balance sheets. We apply the same credit standards to these commitments as we use in all of our lending activities and have included these commitments in our lending risk evaluations. Our exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. See “Note M—Off-Balance Sheet Risk” in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

In the normal course of business, there are commitments and contingent liabilities, such as commitments to extend credit, that may or may not require future cash outlays. The following table reflects other commitments outstanding as of March 31, 2006.

	Amount of Commitment Expiration Per Period
Contractual Obligations	Total Amounts Committed	Less than One Year	One to Three Years	Four to Five Years	After Five Years
	(In thousands)
Undisbursed portion of home equity lines	$20,420	$—	$—	$—	$20,420
Other commitments and credit lines	39,233	33,958	1,198	4,077	—
Undisbursed portion of construction loans	21,988	17,094	2,360	2,534	—
Fixed rate mortgage loans	—	—	—	—	—
Letters of Credit	4,364	4,364	—	—	—

Total commercial commitments	$86,005	$55,416	$3,558	$6,611	$20,420

Asset Quality and the Allowance for Loan Losses

We consider asset quality to be of primary importance, and employ a third party loan reviewer and a full-time internal credit review person to ensure adherence to the lending policy as approved by the boards of directors of our subsidiary banks. It is the responsibility of each lending officer to assign an appropriate risk grade to every loan originated. In addition, as a given loan’s credit quality improves or deteriorates, it is the loan officer’s and credit administration’s responsibility to change the borrower’s risk grade accordingly. We use a year round internal credit review to assess 40% of our loan portfolio. We also use a third party credit review to validate our internal credit review. This process involves a review of compliance with our underwriting standards and risk grading and provides a report detailing the conclusions of that review to our boards of directors and senior management. Management is then required to address any criticisms raised during the loan review and to take appropriate actions where warranted.

The allowance for loan losses is maintained at a level considered adequate by management to provide for anticipated loan losses based on management’s assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in making the final determination. Additional information regarding our allowance for loan losses and loan loss experience are presented in “Note D—Loans” in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus.

Non-performing Assets. Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on our loan portfolio, unless a loan is placed on a non-accrual basis. Loans are placed on a non-accrual basis when there are serious doubts about the collectibility of principal or interest. Amounts received on non-accrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. Non-accrual loans as of March 31, 2006 totaled $911,000 and included $348,000 of loans that were more than 90 days past due. The remaining non-accrual loans were not past due but in non-accrual because they were either on the internal watch list or in foreclosure. Interest foregone on non-accrual loans for the three-month period ended March 31, 2006 was approximately $20,000. Interest foregone on non-accrual loans for the year ended December 31, 2005 was approximately $68,000, as compared to $14,000 for the prior year.

There were three foreclosed properties as of March 31, 2006 with a total outstanding balance of $194,000.

The table below sets forth, for the periods indicated, information about our non-accrual loans, loans past due 90 days or more and still accruing interest, total non-performing loans (non-accrual loans plus loans past due 90 days or more and still accruing interest), and total non-performing assets.

	As of March 31,		As of December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands)
Non-accrual loans	$911	$189	$823	$190	$116	$263	$28
Restructured loans	—	—	—	—	—	—	—
Total non-performing loans	$911	$189	$823	$190	$116	$263	$28

Real estate owned	194	137	443	135	218	—	—
Repossessed assets	5	—	5	—	—	—	—

Total non-performing assets	$1,110	$326	$1,271	$325	$334	$263	$28

Accruing loans past due 90 days or more	$112	$68	$189	$—	$29	$124	$—
Allowance for loan losses	$5,673	$4,083	$5,298	$3,598	$2,355	$1,546	$984
Non-performing loans to period end loans	0.27%	0.07%	0.25%	0.07%	0.08%	0.26%	0.04%
Non-performing loans and loans past due 90 days or more to period end loans	0.30%	0.09%	0.31%	0.07%	0.10%	0.39%	0.04%
Allowance for loan losses to period end loans	1.67%	1.42%	1.62%	1.37%	1.55%	1.55%	1.55%
Allowance for loan losses to non-performing loans	623%	2,160%	644%	1,894%	2,030%	588%	3,514%
Allowance for loan losses to non-performing assets	511%	1,252%	417%	1,107%	705%	588%	3,514%
Allowance for loan losses to non-performing assets and loans past due 90 days or more	464%	1,036%	363%	1,107%	649%	399%	3,514%
Non-performing assets to total assets	0.25%	0.09%	0.29%	0.10%	0.17%	0.21%	0.03%
Non-performing assets and loans past due 90 days or more to total assets	0.28%	0.11%	0.33%	0.10%	0.19%	0.30%	0.03%

Analysis of Allowance for Loan Losses. The allowance for loan losses is established through periodic charges to earnings in the form of a provision for loan losses. Increases to the allowance for loan losses occur as a result of provisions charged to operations and recoveries of amounts previously charged-off, and decreases to the allowance occur when loans are charged-off. Management evaluates the adequacy of the allowance for loan losses on a monthly basis. The evaluation of the adequacy of the allowance for loan losses involves the consideration of loan growth, loan portfolio composition and industry diversification, historical loan loss experience, current delinquency levels, adverse conditions that might affect a borrower’s ability to repay the loan, estimated value of underlying collateral, prevailing economic conditions and all other relevant factors derived from our history of operations. Additionally, as an important component of their periodic examination process, regulatory agencies review our allowance for loan losses and may require additional provisions for estimated losses based on judgments that differ from those of management.

We use an internal grading system to assign the degree of inherent risk on each individual loan. The grade is initially assigned by the lending officer and reviewed by the loan administration function. The internal grading system is reviewed and tested periodically by an independent third party credit review firm. The testing process involves the evaluation of a sample of new loans, loans having been identified as possessing potential weakness in credit quality, past due loans and non-accrual loans to determine the ongoing effectiveness of the internal grading system. The loan grading system is used to assess the adequacy of the allowance for loan losses.

Management has developed a model for evaluating the adequacy of the allowance for loan losses. The model distinguishes between loans that will be evaluated as a group by loan category and those loans to be evaluated individually. Management has assigned a range of predetermined allowance percentages for each major loan category. Loans that exhibit an acceptable level of risk per the internal loan grading system are grouped by loan category and multiplied by the associated allowance percentage to determine an adequate level of allowance for loan losses.

Based on the loan grading system, management maintains an internally classified watch list. Loans classified as watch list credits, and those loans that are not watch list credits but possess other characteristics which in the opinion of management suggest a higher degree of inherent risk, are evaluated individually, by loan category, using higher allowance percentages. Using the data gathered during the monthly evaluation process, the model calculates an acceptable range for allowance for loan losses. Management and the board of directors are responsible for determining the appropriate level of the allowance for loan losses within that range.

The primary reason for increases to the allowance for loan losses has been growth in total outstanding loans; however, there were other factors influencing the provision. For the three-month period ended March 31, 2006, there were $33,000 in net loan charge-offs and $911,000 in non-accrual loans compared with $15,000 in net loan charge-offs and $189,000 in non-accrual loans as of or for the first three months of 2005. The allowance for loan losses as of March 31, 2006 was $5.7 million, which represents 1.67% of total outstanding loans compared to $4.1 million and 1.42% for the prior year. The allowance for loan losses as a percentage of total outstanding loans increased from the prior year primarily due to a decline in the asset quality of the portfolio. The allowance for loan losses as of December 31, 2005 was $5.3 million or 1.62% of outstanding loans. The allowance for loan losses as of December 31, 2004 was $3.6 million or 1.37% of total outstanding loans.

The allowance for loan losses represents management’s estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. While management believes the methodology used to establish the allowance for loan losses incorporates the best information available at the time, future adjustments to the level of the allowance may be necessary and the results of operations could be adversely affected should circumstances differ substantially from the assumptions initially used. We believe that the allowance for loan losses was established in conformity with generally accepted accounting principles; however, there can be no assurances that the regulatory agencies, after reviewing the loan portfolio, will not require management to increase the level of the allowance. Likewise, there can be no assurance that the existing allowance for loan losses is adequate should there be deterioration in the quality of any loans or changes in any of the factors discussed above. Any increases in the provision for loan losses resulting from such deterioration or change in condition could adversely affect our financial condition and results of its operations.

The following table describes the allocation of the allowance for loan losses among various categories of loans for the dates indicated. The allocation is not intended to suggest how actual losses may occur.

	As of March 31,		As of December 31,
	2006		2005		2004
	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)
	(Dollars in thousands)
One-to-four family residential	$239	14.09%	$209	14.54%	$99	15.00%
Commercial real estate	2,234	29.91%	1,786	28.78%	816	26.76%
Multi-family residential	182	4.28%	196	4.79%	170	5.18%
Construction	1,310	19.28%	1,235	19.27%	867	16.43%
Home equity lines of credit	37	4.52%	35	4.45%	28	4.69%
Commercial and industrial	940	22.15%	893	21.86%	826	25.14%
Loans to individuals	648	4.74%	789	4.81%	622	6.92%
Loans held for sale	—	1.11%	—	1.58%	—	—%
Deferred loan fees (net)	—	(0.08%)	—	(0.08%)	—	(0.12%)

Total allocated	5,590		5,143		3,428
Unallocated	83		155		170

Total	$5,673	100.00%	$5,298	100.00%	$3,598	100.00%

	As of December 31,
	2003		2002		2001
	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)	Amount	% of Total Loans(1)
	(Dollars in thousands)
One-to-four family residential	$185	16.33%	$137	18.22%	$88	18.21%
Commercial real estate	478	21.58%	309	21.08%	240	24.52%
Multi-family residential	95	3.58%	51	2.91%	23	2.09%
Construction	340	12.77%	222	12.66%	164	14.71%
Home equity lines of credit	39	3.40%	29	3.81%	17	3.61%
Commercial and industrial	880	33.08%	547	31.28%	281	25.32%
Loans to individuals	280	7.36%	221	8.84%	164	10.31%
Loans held for sale	—	2.01%	—	1.31%	—	1.34%
Deferred loan fees (net)	—	(0.11%)	—	(0.11%)	—	(0.11%)

Total allocated	2,297		1,516		977
Unallocated	58		30		7

Total	$2,355	100.00%	$1,546	100.00%	$984	100.00%

(1)	Represents total of all outstanding loans in each category as a percent of total loans outstanding.

The following table presents information regarding changes in the allowance for loan losses for the periods indicated:

	As of or for the Three Months ended March 31,		As of or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands)
Balance at beginning of period	$5,298	$3,598	$3,598	$2,355	$1,546	$984	$496
Charge-offs:
Construction loans	—	—	—	—	—	—	—
Commercial real estate	—	—	(61)	—	—	—	—
Commercial and industrial loans	—	—	(24)	(312)	(97)	(280)	(36)
Residential real estate	(7)	(4)	(235)	(81)	—	—	—
Loans to individuals	(75)	(13)	(208)	(85)	(136)	(30)	(40)

Total charge-offs	(82)	(17)	(528)	(478)	(233)	(310)	(76)

Recoveries:
Commercial and industrial loans	—	1	38	20	—	—	—
Residential real estate	25	—	1	3	—	—	—
Loans to individuals	24	1	17	14	—	—	—
Total recoveries	49	2	56	37	—	—	—

Net charge-offs	(33)	(15)	(472)	(441)	(233)	(310)	(76)

Allowance acquired from Progressive Bank merger
Provision for loan losses	408	500	2,172	1,684	1,042	872	564

Balance at end of period	$5,673	$4,083	$5,298	$3,598	$2,355	$1,546	$984

Total gross loans outstanding at end of period	$339,650	$287,981	$326,852	$262,750	$151,930	$100,008	$63,563
Average gross loans outstanding for the period	$336,026	$275,369	$301,510	$222,425	$121,587	$82,313	$47,005
Allowance for loan losses to gross loans outstanding	1.67%	1.42%	1.62%	1.37%	1.55%	1.55%	1.55%
Ratio of net loan charge-offs to average gross loans outstanding	0.04%	0.02%	0.16%	0.20%	0.19%	0.38%	0.16%

Charge-offs. We experienced net loan charge-offs of $33,000 and $15,000 during the three month periods ended March 31, 2006 and 2005, respectively. The ratio of net charge-offs to total average loans for March 31, 2006 and 2005 was 0.04% and 0.02%, respectively. We experienced net loan charge-offs of $472,000 and $441,000 for the years ended December 31, 2005 and 2004, respectively. The ratio of net charge-offs to total average loans for 2005 and 2004 was 0.16% and 0.20%, respectively.

Sources of Funds

Deposit Activities. We provide a range of deposit services, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by management based on competitive market factors and management’s desire to increase or decrease certain types or maturities of deposits. We use brokered deposits to supplement our funding sources. Brokered deposits totaled $11.3 million as of March 31, 2006.

The following table sets forth for the periods indicated the average balances outstanding and average interest rates for each major category of deposits:

	For the Three Months Ended March 31, 2006		For the Year Ended December 31,
			2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Savings, NOW and money market	$85,459	2.26%	$56,378	1.54%	$55,888	1.14%
Time deposits of $100,000 or more	92,624	4.37%	73,238	4.12%	39,917	3.20%
Time deposits under $100,000	140,844	4.21%	143,547	3.50%	104,040	2.76%

Total interest bearing deposits	318,927	3.74%	273,163	3.26%	199,845	2.40%

Non-interest bearing deposits	52,504		44,485		31,665

Total average deposits	$371,431	3.21%	$317,648	2.80%	$231,510	2.07%

			For the Year Ended December 31,
	2003		2002		2001
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
			(Dollars in thousands)
Savings, NOW and money market	$31,064	1.42%	$21,955	2.00%	$12,285	3.48%
Time deposits of $100,000 or more	28,376	3.33%	18,484	4.28%	11,064	5.80%
Time deposits under $100,000	53,958	3.17%	37,909	3.93%	22,370	5.61%

Total interest bearing deposits	113,398	2.73%	78,348	3.47%	45,719	5.09%

Non-interest bearing deposits	18,455		13,111		8,586

Total average deposits	$131,853	2.35%	$91,459	2.98%	$54,305	4.28%

The following table sets forth the amounts and maturities of certificates of deposit with balances of $100,000 or more as of March 31, 2006:

As of March 31, 2006
(In thousands)
Remaining maturity:
Less than three months	$11,685
Over three months through one year	12,284
Over one year through three years	27,403
Over three years through five years	47,516
Over five years	2,843

Total	$101,731

Borrowings. As additional sources of funding, we use advances from the FHLB under a line of credit equal to 10% of the bank’s total assets ($10.5 million as of March 31, 2006). Outstanding advances as of March 31, 2006 were as follows:

Maturity	Interest Rate	Rate Type	March 31, 2006
June 29, 2006	3.95%	Fixed	$2,500,000
July 31, 2006	3.58%	Fixed	3,500,000
December 29, 2006	4.03%	Fixed	2,500,000
August 24, 2007	5.30%	Fixed	2,000,000

			$10,500,000

Pursuant to collateral agreements with the FHLB, as of March 31, 2006, advances were secured by loans with a carrying amount of $18.6 million, which approximates market value.

We may purchase federal funds through four unsecured federal funds lines of credit aggregating $20.6 million. These lines are intended for short-term borrowings and are subject to restrictions limiting the frequency and terms of the advances. These lines of credit are payable on demand and bear interest based upon the daily federal funds rate (4.66% as of March 31, 2006). Short-term borrowings may also consist of securities sold under a repurchase agreement. Securities sold under repurchase agreements generally mature within one to four days from the transaction date.

A summary of selected data related to short-term borrowed funds follows:

For the Three Month Period Ended March 31, 2006,
(Dollars in thousands)
Short-term borrowings:
Securities sold under agreement to repurchase	$9,777
Balance outstanding at end of period
Maximum amount outstanding at any month end during the period	$9,777
Average balance outstanding during the period	$8,542
Weighted-average interest rate during the period	3.24%
Weighted-average interest rate at end of period	3.24%

Capital Resources

A significant measure of the strength of a financial institution is its capital base. Federal regulations have classified and defined capital into the following components: (1) Tier 1 capital, which includes common shareholders’ equity and qualifying preferred equity, and (2) Tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify as Tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines that require a financial institution to maintain capital as a percent of its assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A financial institution is required to maintain, at a minimum, Tier 1 capital as a percentage of risk-adjusted assets of 4.0% and combined Tier 1 and Tier 2 capital as a percentage of risk-adjusted assets of 8.0%. In addition to the risk-based guidelines, federal regulations require that we maintain a minimum leverage ratio (Tier 1 capital as a percentage of tangible assets) of 4.0%. The company’s equity to assets ratio was 7.71% as of March 31, 2006 and 7.56% as of December 31, 2005. As the following table indicates, as of March 31, 2006 and December 31, 2005, the company and its two bank subsidiaries exceeded regulatory capital requirements.

	As of March 31, 2006
	Actual Ratio	Minimum Requirement	Well-Capitalized Requirement
New Century Bancorp, Inc.
Total risk-based capital ratio	14.39%	8.00%	10.00%
Tier 1 risk-based capital ratio	12.89%	4.00%	6.00%
Leverage ratio	10.36%	4.00%	5.00%

New Century Bank
Total risk-based capital ratio	14.80%	8.00%	10.00%
Tier 1 risk-based capital ratio	13.55%	4.00%	6.00%
Leverage ratio	11.05%	4.00%	5.00%

New Century Bank South
Total risk-based capital ratio	12.18%	8.00%	10.00%
Tier 1 risk-based capital ratio	10.93%	4.00%	6.00%
Leverage ratio	8.39%	4.00%	5.00%

	As of December 31, 2005
	Actual Ratio	Minimum Requirement	Well-Capitalized Requirement
New Century Bancorp, Inc.
Total risk-based capital ratio	14.54%	8.00%	10.00%
Tier 1 risk-based capital ratio	12.93%	4.00%	6.00%
Leverage ratio	10.56%	4.00%	5.00%

New Century Bank
Total risk-based capital ratio	15.11%	8.00%	10.00%
Tier 1 risk-based capital ratio	13.86%	4.00%	6.00%
Leverage ratio	11.19%	4.00%	5.00%

New Century Bank South
Total risk-based capital ratio	12.06%	8.00%	10.00%
Tier 1 risk-based capital ratio	10.80%	4.00%	6.00%
Leverage ratio	9.19%	4.00%	5.00%

During 2004, we issued $12.4 million of junior subordinated debentures to a newly formed subsidiary, New Century Statutory Trust I, which in turn issued $12.0 million of trust preferred securities. The proceeds from the sale of our trust preferred securities provided additional capital for the current and future expansion of New Century Bank. Under the current applicable regulatory guidelines, $11.1 million of these debentures qualify as Tier 1 capital, as of March 31, 2006. We anticipate that all $12.0 million of our outstanding trust preferred will count as Tier 1 capital upon successful completion of the offering. Management expects that the company and both banks will remain “well-capitalized” for regulatory purposes, although there can be no assurance that additional capital will not be required in the near future due to greater-than-expected growth, or otherwise.

Liquidity

Our liquidity is a measure of our ability to fund loans, withdrawals and maturities of deposits, and other cash outflows in a cost effective manner. The principal sources of our liquidity are deposits, scheduled payments and prepayments of loan principal, maturities of investment securities, access to liquid deposits, and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Liquid assets (consisting of cash and due from banks, interest-earning deposits with other banks, federal funds sold and investment securities classified as available for sale) comprised 21% of total assets as of March 31, 2006 and 23% and 18% of total assets as of December 31, 2005 and 2004, respectively.

The company has been a net seller of federal funds, maintaining liquidity sufficient to fund new loan demand. When the need arises, we have the ability to sell securities classified as available for sale, sell loan participations to other banks, or to borrow funds as necessary. The company has established credit lines with other financial institutions to purchase up to $20.6 million in federal funds. Also, as a member of the FHLB, we may obtain advances of up to 10% of our assets, subject to our available collateral. A floating lien of $18.4 million on qualifying loans is pledged to the FHLB to secure borrowings. As another source of short-term borrowings, the company also utilizes securities sold under agreements to repurchase. As of March 31, 2006, total borrowings consisted of four advances from the FHLB totaling $10.5 million, and securities sold under agreements to repurchase of $9.8 million and junior subordinated debentures of $12.4 million.

Total deposits were $374.1 million as of March 31, 2006. Time deposits, which are the only deposit accounts that have stated maturity dates, are generally considered to be rate sensitive. Time deposits represented

65.4% of total deposits as of March 31, 2006. Time deposits of $100,000 or more represented 27.2% of the Company’s total deposits as of March 31, 2006. As of March 31, 2006, the Company had $11.3 million in brokered time deposits. Management believes most other time deposits are relationship-oriented. While the banks will need to pay competitive rates to retain these deposits at their maturities, there are other subjective factors that will determine their continued retention. Based upon prior experience, we anticipate that a substantial portion of outstanding certificates of deposit will renew upon maturity.

Management believes that current sources of funds provide adequate liquidity for the company’s current cash flow needs.

Asset/Liability Management

Our results of operations depend substantially on our net interest income. Like most financial institutions, the company’s interest income and cost of funds are affected by general economic conditions and by competition in the market place.

The purpose of asset/liability management is to provide stable net interest income growth by protecting our earnings from undue interest rate risk, which arises from volatile interest rates and changes in the balance sheet mix, and by managing the risk/return relationships between liquidity, interest rate risk, market risk, and capital adequacy. We maintain, and have complied with, a board of directors approved asset/liability management policy that provides guidelines for controlling exposure to interest rate risk by utilizing the following ratios and trend analysis: liquidity, equity, volatile liability dependence, portfolio maturities, maturing assets and maturing liabilities. Our policy is to control the exposure of our earnings to changing interest rates by generally endeavoring to maintain a position within a narrow range around an “earnings neutral position,” which is defined as the mix of assets and liabilities that generate a net interest margin that is least affected by interest rate changes.

When suitable lending opportunities are not sufficient to utilize available funds, we have generally invested such funds in securities, primarily securities issued by governmental agencies, mortgage-backed securities and municipal obligations. The securities portfolio contributes to our profits and plays an important part in overall interest rate management. However, management of the securities portfolio alone cannot balance overall interest rate risk. The securities portfolio must be used in combination with other asset/liability techniques to actively manage the balance sheet. The primary objectives in the overall management of the securities portfolio are safety, liquidity, yield, asset/liability management (interest rate risk), and investing in securities that can be pledged for public deposits.

In reviewing the needs of the company with regard to proper management of its asset/liability program, our management estimates future needs, taking into consideration historical periods of high loan demand and low deposit balances, estimated loan and deposit increases (due to increased demand through marketing), and forecasted interest rate changes.

The analysis of an institution’s interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is a standard tool for the measurement of exposure to interest rate risk. The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding as of March 31, 2006, which are projected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown which reprice or mature within a particular period were determined in accordance with the contractual terms of the assets or liabilities. Loans with adjustable rates are shown as being due at the end of the next upcoming adjustment period. Money market deposit accounts and negotiable order of withdrawal or other transaction accounts are assumed to be subject to immediate repricing and depositor availability and have been placed in the shortest period. In making the gap computations, none of the assumptions sometimes made regarding prepayment rates and deposit decay rates have been used for any interest-earning assets or interest-bearing liabilities. In addition, the table does not reflect scheduled principal payments that will be received throughout the lives of the loans. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions.

	Terms to Repricing as of March 31, 2006
	One Year or Less	More Than One Year to Three Years	More Than Three Years to Five Years	More Than Five Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans:
Adjustable rate	$193,716	$—	$—	$—	$193,716
Fixed rate	24,190	67,637	47,001	7,106	145,934
Securities available for sale	10,943	16,560	10,122	8,097	45,722
Int-earn. deposits in other banks	1,100	—	—	—	1,100
Federal funds sold	36,069	—	—	—	36,069
Stock in FHLB of Atlanta	—	—	—	1,218	1,218
Stock in The Bankers Bank	—	—	—	51	51

Total interest-earning assets	$266,018	$84,197	$57,123	$16,472	$423,810

Interest-bearing liabilities:
Deposits:
Savings, NOW and MMDA	$75,261	$—	$—	$—	$75,261
Time under $100,000	38,895	38,037	63,635	2,382	142,949
Time $100,000 and over	23,969	27,403	47,516	2,843	101,731
Short term debt	12,277	—	—	—	12,277
Long term debt	20,372	—	—	—	20,372

Total interest-bearing liabilities	$170,774	$65,440	$111,151	$5,225	$352,590

Interest sensitivity gap per period	$95,244	$18,757	$(54,028)	$11,247	$71,220
Cumulative interest sensitivity gap	$95,244	$114,001	$59,973	$71,220	$71,220
Cumulative gap as a percentage of total interest-earning assets	22.47%	26.90%	14.15%	16.80%	16.80%
Cumulative interest-earning assets as a percentage of interest-bearing liabilities	155.77%	148.26%	117.27%	120.20%	120.20%

Loans maturing or repricing after December 31, 2006 are comprised of $121.7 million of fixed rate loans.

Off-Balance Sheet Arrangements

Information about our off-balance sheet risk exposure is presented in “Note M—Off Balance Sheet Risk” in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus. As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as special purpose entities (SPEs), which generally are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. With the exception of our outstanding trust preferred securities, we were not involved in any unconsolidated SPE transactions as of March 31, 2006 or December 31, 2005.

Recent Accounting Pronouncements

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), “Share-Based Payment” which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supercedes APB Opinion No 25 “Accounting for Stock Issued to Employees.” We adopted SFAS No. 123R using the modified prospective method as permitted under SFAS 123R. Accordingly, prior period amounts have not been restated. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the vested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, we used the intrinsic value method as prescribed by APB Opinion No. 25 and, as a result, had not recognized compensation expense for options granted with exercise prices equal to the fair market value of our stock on the date of grant.

See “Note B—Summary of Significant Accounting Policies” in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

Impact of Inflation on Changing Prices

Commercial banks have an asset and liability make-up that is distinctly different from that of a company with substantial investments in plant and inventory because the major portions of a commercial bank’s assets are monetary in nature. As a result, a bank’s performance may be significantly influenced by changes in interest rates. Although the banking industry is more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

Contractual Obligations

In the normal course of business we have various outstanding contractual obligations that will require future cash outflows. The following table reflects our outstanding contractual obligations as of March 31, 2006.

	Payments Due by Period
Contractual Obligations	Total	On Demand or Less than One Year	One to Three Years	Four to Five Years	After Five Years
	(In thousands)
Short-term debt	$12,277	$12,277	$—	$—	$—
Long-term debt	20,872	—	8,500	—	12,372
Lease obligations	1,550	154	294	254	848
Deposits	374,119	192,303	65,440	111,151	5,225

Total contractual cash obligations	$408,818	$204,734	$74,234	$111,405	$18,445

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk reflects the risk of economic loss resulting from adverse changes in market price and interest rates. This risk of loss can be reflected in the diminished current market values and/or reduced potential net interest income in future periods. Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. The structure of our loan and deposit portfolios is such that a significant change in interest rates may adversely impact net market values and net interest income. We do not maintain a trading account, nor are we subject to currency exchange risk or commodity price risk. Interest rate risk is monitored as part of our subsidiary banks’ asset/liability management functions.

The following table presents information about the contractual maturities, average interest rates and estimated fair values of the company’s financial instruments that are considered market risk sensitive as of December 31, 2005. Our management believes that there have been no significant changes in our market risk exposure since December 31, 2005.

Expected Maturities of Market Sensitive Instruments Held as of December 31, 2005

	2006	2007	2008	2009	2010	Beyond Five Years	Total	Average Interest Rate	Estimated Fair Value
	(Dollars in thousands)
Financial Assets
Interest-earning deposits in other banks	$3,284	$—	$—	$—	$—	$—	$3,284	4.09%	$3,284
Federal funds sold	44,744	—	—	—	—	—	44,744	4.08%	44,744
Investment securities	10,953	10,842	7,748	81	—	11,980	41,604	3.94%	41,604
Loans
Fixed rate	22,400	76,824	27,467	—	—	6,737	133,428	6.25%	127,881
Variable rate	131,934	28,738	12,575	8,199	867	11,111	193,424	8.03%	193,424
Total loans	154,334	105,562	40,042	8,199	867	17,848	326,852	7.49%	321,305

Financial Liabilities
Deposits	$179,237	$37,206	$42,171	$63,778	$30,591	$14,020	$367,003	3.04%	$366,272
Repurchase agreements	9,243	—	—	—	—	—	9,243	2.76%	9,243
FHLB advances	12,500	—	—	—	—	—	12,500	3.42%	12,113
Junior subordinated debentures	—	—	—	—	—	12,372	12,372	6.65%	12,372

BUSINESS

New Century Bancorp, Inc.

New Century Bancorp, Inc. is the holding company for New Century Bank and New Century Bank South, both of which are full service North Carolina-chartered community banks operating in the central-eastern region of North Carolina. We are headquartered in Dunn, North Carolina and conduct our business through six full service offices located in Clinton (2), Dunn, Fayetteville, Goldsboro and Lillington. Our primary market area for lending and deposit activities includes Harnett, Johnston, Cumberland, Sampson and Wayne Counties of North Carolina.

We commenced operations on May 24, 2000 in response to overwhelming interest and support by the Dunn community for a locally-owned and managed community bank. In November 1999, our organizers, which included our current president and chief executive officer, John Q. Shaw, Jr., conducted a town hall meeting to measure the support of the local citizens for a new community bank. This meeting was attended by approximately 400 local residents and we opened for business with approximately 500 local “founders” and nearly 1,000 shareholders, most of whom were local residents. This broad based community support allowed us to attain profitability during our seventh full month of operations and it remains the hallmark of our “Neighbor helping neighbor” philosophy.

Our commitment to serving the banking needs of our local communities has contributed to our growth since commencing operations. Specifically, we have:

•	increased our total assets from $47.1 million as of December 31, 2000 to $442.9 million as of March 31, 2006, an increase of $395.8 million;

•	increased our total deposits from $34.9 million as of December 31, 2000 to $374.1 million as of March 31, 2006, an increase of $339.2 million;

•	increased our total net loans from $31.4 million as of December 31, 2000 to $333.9 million as of March 31, 2006, an increase of $302.5 million;

•	increased our diluted earnings per share from $0.29 for the year ended December 31, 2001 to $0.79 for the year ended December 31, 2005; and

•	grown to six banking offices and 105 full-time equivalent employees as of March 31, 2006.

While experiencing this growth, we have maintained sound asset quality with a non-performing asset ratio of 0.25% and 0.29% as of March 31, 2006 and December 31, 2005, respectively. In addition, our ratio of net charge-offs to average total loans was 0.04% for the three months ended March 31, 2006 and 0.16% for the year ended December 31, 2005.

Our performance during the first quarter of 2006 demonstrates that our growth has continued. As of March 31, 2006, we had:

•	increased our total assets, net loans and total deposits by 23.8%, 17.6%, and 26.5%, respectively, from the same period in 2005;

•	grown our first quarter net income to $1.1 million in 2006 from $805,000 from the same period in 2005, an increase of 32.8%;

•	achieved a return of average assets of 0.98% and a return on average equity of 12.8%; and

•	improved our net interest margin to 4.22%, compared to 4.06% as of March 31, 2005.

Our Business Strategy

We view our two bank subsidiaries as “true” community banks. We emphasize superior customer service and responsive, local decision-making delivered through the convenience of modern technology, including a state-of-the-art internet account management platform. This strategy enables us to consistently capture market share at the expense of our in-market competitors, including larger regional and super-regional banks, and we believe that we will continue to do so in the future.

The foundation of our business strategy and our “Neighbor helping neighbor” philosophy is our employees. Our commitment to customer service and local decision-making authority has allowed us to attract and retain customer-focused employees with extensive knowledge of, and experience in, our market area. We believe that our employees provide customer service at a level unmatched by any other bank in our market area. As an example, we personally greet our customers upon entering our branch offices, do not rely on an automated phone system to answer phone calls, and often send get-well cards and other personal correspondence to our customers. We believe that the minimal incremental costs of these services are far outweighed by the benefits of creating both a loyal customer and employee base. Furthermore, since inception, we have experienced very low employee turnover and virtually no turnover in key positions.

Our full service community bank subsidiaries specialize in serving the banking needs of retail customers and small-to-medium size businesses in our market area. We offer competitive products and services tailored to our customers, such as free checking accounts, complimentary courier services for our local business customers and free check cashing for their employees. While we recognize that product cross sales and fee income generation are important elements of the banking business, we never prioritize such strategies at the risk of alienating our customers.

Since our inception, we have emphasized the gathering of core deposits. As a result of our focus on local deposits, our internal policy is to limit wholesale deposits to 25% of our total deposit base, and as of March 31, 2006, wholesale deposits actually accounted for less than 13% of our total deposits. We believe that this strategy has allowed us to build more loyal relationships with local customers than some of our competitors who rely more heavily on wholesale deposits. At June 30, 2005, data provided by the Federal Deposit Insurance Corporation (FDIC) Deposit Market Share Report indicated that we controlled approximately 34% of the deposits in Dunn, North Carolina, approximately 19% of the deposits in Harnett County, approximately 8% of the deposits in Sampson County, approximately 6% of the deposits in Wayne County and approximately 3% of the deposits in Cumberland County. Going forward, we believe that our prospects for increasing our market share in Cumberland, Sampson and Wayne Counties are strong.

Our Growth

Our growth strategy has centered on the measured expansion of our franchise through de novo branching, leveraging the experience and relationships of our management to recruit seasoned personnel with ties to our market area, and opportunistic acquisitions. As an example, the establishment of our Fayetteville office as a de novo office during June 2003 was in response to an opportunity to partner with bank organizers in an established market area who shared our philosophy and approach to community banking. Additionally, the opening of our Goldsboro office in January 2004 was the result of an opportunity to hire a team of experienced, customer-focused personnel in an attractive market.

Consistent with our expansion strategy, in February 2006, we announced the signing of a definitive agreement to acquire Progressive State Bank in Lumberton, North Carolina and merge that institution into New Century Bank South. When completed, that merger will add approximately $63.9 million in assets, $32.9 million in net loans and $56.3 million in deposits to New Century Bank South along with five additional offices in markets contiguous to that bank’s existing market area in Cumberland County. Progressive State Bank operates two offices in the town of Lumberton and one office each in Raeford, Pembroke and Dublin. The proposed combination will extend the scope of our geographic market area southward along the Interstate I-95 corridor towards the South Carolina border. With the expanding economic growth in this area and Progressive State Bank’s low loan-to-deposit ratio, we believe that New Century Bank South will be well positioned to increase its growth and profitability through the implementation of more dynamic lending programs and increased deposit product diversity.

In the future, we intend to continue to expand along the Interstate I-95 corridor and eastward along Interstate I-40 towards Wilmington, North Carolina. We also intend to enhance the presence of our franchise in our existing markets, with an emphasis on the more metropolitan markets of Fayetteville and Goldsboro, areas that should experience considerable economic growth over the next five years. In keeping with our strategy, we plan to open a second office in Fayetteville during the first quarter of 2007.

Our Market Area

Our current market area is located in the central-eastern region of North Carolina, which includes the North Carolina counties of Harnett, Johnston, Cumberland, Sampson and Wayne and portions of the Interstate I-95 and Interstate I-40 corridors. This market area is bounded by the Raleigh-Durham market area to the north, Wilmington to the southeast and Fayetteville and Lumberton to the southwest. According to the FDIC Deposit Market Share Report, at June 30, 2005, deposits in our market area exceeded $5.6 billion, an increase of approximately $1.3 billion from $4.3 billion at June 30, 2000.

The economic strength of our market area is generated by private employers engaged in manufacturing, retail, agricultural and services industries as well as by federal and state government operations. The leading employers in our market area are the United States government, and national and international businesses including The Goodyear Tire & Rubber Company, The Black & Decker Corporation, Bayer AG, MJ Soffe Co., Sprint, and DuPont.

Our subsidiaries, New Century Bank and New Century Bank South, are headquartered in Dunn and Fayetteville, North Carolina, respectively. The Dunn Metropolitan Statistical Area (MSA) is projected to have the eighth highest growth rate in population of North Carolina MSAs according to ESRI. Fayetteville, the sixth largest city in North Carolina, is the county seat of Cumberland County. The federal military, anchored by Fort Bragg and Pope Air Force Base, is the leading employer in Cumberland County. Together these bases have an annual economic impact of $4 billion, according to the Fayetteville Chamber of Commerce.

Johnston, Wayne, and Sampson Counties are contiguous to Harnett and Cumberland Counties and provide a strong environment for our continued growth and expansion. Johnston County, part of the Raleigh—Cary MSA, is one of the fastest growing counties in North Carolina. According to ESRI, over the next five years, the population of the Raleigh-Cary MSA is projected to grow 15.8%, which is double the projected average for the state over the same period. Our presence in this market will allow us to benefit from the growth occurring in the Raleigh-Cary MSA. Goldsboro is the county seat of Wayne County and has a local economy anchored by Seymour Johnson Air Force Base, services, retail trade and agriculture. According to the Department of Defense, Seymour Johnson Air Force Base was allocated additional military and civilian personnel during the 2005 Base Realignment and Closure process. Although Sampson County is more rural than other counties in our market area, we believe that it provides access to a solid source of core deposits.

Upon the completion of our merger with Progressive State Bank, our market area will expand into Robeson, Hoke, and Bladen Counties in North Carolina. These new markets will extend our coverage south along the Interstate I-95 corridor to the South Carolina border. The FDIC Deposit Market Share Report showed that this three county area had total deposits of $1.1 billion at June 30, 2005, of which over 55% are controlled by larger regional or national banks. The leading employers in Progressive State Bank’s market area are the University of North Carolina at Pembroke, which has grown faster than any public or private university in North Carolina over the past five years, as well as federal, state and local governments. ESRI projects that, over the next five years,

Hoke County will have the seventh highest population growth rate in North Carolina. The planned construction in Robeson County of the interchange of the future Interstate I-74 and Interstate I-95 should also result in considerable economic development in this area.

Lending Activities

General. We provide a wide range of short- to medium-term commercial, mortgage, construction and personal loans, both secured and unsecured. In general, our loans are secured by property in our local market area, with sufficient equity provided by the borrowers with terms structured to match the purpose of the proceeds and the frequency of the primary source of repayment of the borrowers. Management focuses on the borrower’s ability to repay, which normally is measured as the cash flow generated from the borrower’s operations. Management’s minimum coverage for cash flow from recurring operational sources is 120% of the borrower’s debt service requirements. Additionally, management views collateral as a secondary or tertiary source of repayment and is generally restricted to meeting regulatory loan to value guidelines. We have traditionally carried a large percentage of variable rate loans in our portfolio. Variable rate loans accounted for 68% of the loan balances outstanding as of March 31, 2006 while fixed rate loans accounted for 32% of the balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, these guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are reviewed and approved at least annually by the boards of directors of our subsidiary banks. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal personnel and outside professionals experienced in loan review work.

Commercial Real Estate Loans. We originate and maintain a significant amount of commercial real estate loans. Aggregate commercial real estate loan balances outstanding as of March 31, 2006 equaled $101.6 million. Loan amounts range from below $100,000 to projects over $2.5 million. This lending involves loans secured by multifamily residential units, income-producing properties and owner-occupied commercial properties. Loan amounts generally conform to the regulatory loan to value guidelines and amortizations match the economic life of the collateral. The majority of our loans are variable rate loans with medium-term balloon payments.

Loans secured by income-producing properties generally contain more risk than owner-occupied real estate, including one-to-four family residences. We normally view real estate as the secondary source of repayment; however, an income-producing property’s value is reliant on the cash flow it generates. We perform an analysis of the cash flow generated by a project or underlying business to determine if net operating income for such project exceeds 1.20 times the debt payments.

Construction Loans. Another primary lending focus for us is construction and development lending. The balances of construction loans outstanding as of March 31, 2006 totaled $65.5 million. Loan amounts for these type of loans range from $100,000 to $2.0 million with the vast majority of our construction loans averaging between $150,000 and $300,000. We originate one-to-four family residential construction loans for the construction of custom homes and provide financing to builders and consumers for the construction of new homes. While we finance non-presold homes, we place restrictions on the aggregate number and dollar amounts of such loans to any one builder. Our construction borrowers are local, well-established builders and not large, national tract builders. These builders have demonstrated a favorable record of performance, profitability and adequate levels of liquidity. We limit risk through established underwriting guidelines to determine the level of exposure for each builder and limit the risk on individual projects through an inspection process. We also finance small tract developments and subdivisions. We manage this risk by requiring upfront equity from the borrower of at least 25% and aggressive repayment of the loans through higher than normal lot release requirements. Development loan amounts are limited through the use of multi-phase developments. We require personal guarantees of principal with all construction loans.

Commercial Loans. Commercial business lending is another focus of our lending activities. As of March 31, 2006, our commercial loan portfolio totaled $75.2 million. Commercial loans include secured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. Our underwriting for operating loans focuses primarily on the conversion of the borrower’s working capital assets to cash and secondarily on the cash flow generated from operations. Loan amounts are determined through industry-accepted margins on the borrower’s working capital assets and the length of payment recovery in the borrower’s business cycle. We require personal guarantees and secondary sources of repayment for commercial loans, primarily equity in local real estate.

We also finance the intermediate assets of most businesses. Terms for loans of this nature are matched with the useful economic life of the asset. Advance rates are based on industry accepted collateral margins and are normally 80% to 90% of purchase cost or appraised value. We finance well-established government contractors that have adequate liquidity and proven track records of performance. Permanent working capital loans to these borrowers are structured to repay over the life of the individual contract with the bank receiving contract proceeds directly from the government procurement offices.

During 2005, we started a dedicated government guaranteed lending department. This department originates SBA and United States Department of Agriculture (USDA) guaranteed loans. During 2005, New Century Bank originated $7.2 million of these loans with one officer. The bank sells the guaranteed portion, typically 75%, of these loans in the secondary market. We expanded this department with the additional of a second loan officer and a full-time loan processor. In 2006, New Century Bank applied for Preferred Lending Program (PLP) status with the SBA.

Residential Real Estate Loans and Home Equity Lines of Credit. We make residential real estate loans to borrowers to purchase and refinance one-to-four family properties. We provide customers access to long-term conventional real estate loans through our mortgage loan division, NC Bank Mortgage, which underwrites loans that are funded by unaffiliated third party brokers in the secondary market. We receive fees in connection with the origination of mortgage loans, with such fees aggregating $157,000 for the three months ended March 31, 2006 and $679,000 for the year ended December 31, 2005. In addition to non-interest income generated by the origination of mortgage loans, we believe that offering such loans allows us to serve the convenience and needs of our customers while also affording an opportunity to cross-market our other loan and deposit products. We anticipate that we will continue to be an active originator of mortgage loans and only hold for our own account a small number of well-collateralized, non-conforming residential loans. As of March 31, 2006, such residential loans held in our portfolio totaled $47.9 million.

We also originate home equity loans and lines of credit for our own portfolio. As of March 31, 2006, home equity loans and lines of credit totaled $15.3 million and comprised approximately 4% of our loan portfolio.

Loans to Individuals. Our loans to individuals include loans secured by titled automobiles, equipment and miscellaneous secured and unsecured personal loans. As of March 31, 2006, our consumer loan portfolio totaled $16.1 million. In underwriting such loans, we focus on the borrower’s past credit history and ability to repay the loan. In most cases, we calculate a borrower’s repayment ability through gross debt to income benchmarks, normally of 40%, with some business owner’s repayment ability calculated through a tax return based global cash flow analysis. Default rates are higher in these categories and we are diligent in valuing highly depreciable collateral such as automobiles and equipment. We structure the loan terms to match the purpose of the loan and advance on industry accepted margins for the collateral securing the loan.

Loan Approvals. Certain credit risks are inherent in making loans. These risks include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, the loan request will be reviewed by credit administration if less than $500,000 or by the Chief Credit Officer for relationships from $500,000 to less than $1.0 million. Any loan request exceeding $1.0 million on an aggregate basis requires approval of the loan committee of the applicable bank’s board of directors. Most credit requests can be approved in the local market office with lending authorities ranging from $300,000 to $500,000 based on the experience of the local lenders.

Credit Administration and Loan Review. We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced relationship managers. We maintain a continuous internal loan review system and engage an independent consultant on a quarterly basis to review loan files on a test basis and assess our loan grading. Our policy requires credit review, internal and external, to review 40% of the banks’ loan portfolios. However, each loan officer is responsible for every loan he or she makes, regardless of whether other individuals or committees joined in the approval. This responsibility continues until the loan is repaid or until the loan is officially assigned to another loan officer.

Our dedication to a strong credit culture is based on strict monitoring, establishing performance goals and rewarding performance through an incentive program. Credit administration processes were designed by our Chief Credit Officer, Mr. Peter J. Siemion. Mr. Siemion has 15 years of experience in administrative banking and finance, including experience as a bank regulator and in officer roles in other financial institutions. Our credit administration, credit review and loan operation systems focus on approving sound credits while meeting numerous regulatory requirements including compliance regulations. We established performance benchmarks in the areas of non-performing assets, charge-offs, past dues, and exceptions to policy. Management recently reduced documentation exceptions by 300% within 12 months through strict monitoring and officer incentives. The compensation of our loan officers is dependent in part on the asset quality of their loan portfolios. We adopted an incentive plan under which our loan officers are eligible to receive cash bonuses for achieving monthly and annual goals relating to, among other things, loan production and maintenance of minimum quality levels for the officer’s loan portfolios. Loan officers are expected to maintain past due percentages less than 1.00%, control charge-offs at less than 0.20%, maintain document exceptions at less than 5.00% of their loan portfolio and underwrite credits with less than 10% policy exceptions and 2.00% compliance exceptions.

Management is committed to maintaining staff levels to provide the banks with a strong credit function. As we continue to grow, we intend to add additional employees to properly staff our credit administration, loan review and loan operations.

Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the banks are subject to a legal limit on loans to a single borrower equal to 15% of the banks’ capital and unimpaired surplus. Based upon the capitalization of the banks as of March 31, 2006, New Century Bank’s legal lending limit was approximately $6.1 million and New Century Bank South’s legal lending limit was approximately $1.6 million. New Century Bank and New Century Bank South have imposed internal lending limits of approximately $4.9 million and $1.4 million, respectively, with acceptable maximum levels of relationship exposure of approximately $3.5 million and $1.2 million, respectively.

Loan Participations. From time to time we purchase and sell loan participations to or from other banks within and outside our market area. The sale of participations in larger loans to other financial institutions allows us to manage the risk involved in these credits while meeting the lending needs of customers that require extensions of credit in excess of our internal lending limits. All loan participations purchased have been underwritten using our standard and customary underwriting criteria.

Credit Cards. We offer credit cards on an agency basis as an accommodation to our customers. We assume none of the underwriting risk associated with this product.

De Novo Bank Correspondent Services

From time to time, we provide certain correspondent banking services to de novo banks in organization within the state of North Carolina. These services consist of escrow accounts for stock offerings, loan origination through on-site loan production offices and warehousing of loans for sale to de novo banks following organization and commencement of operations. While opportunities to provide these services are sporadic and can only be provided to a particular bank for the limited duration of its organizational period, we believe that these services permit us to establish valuable relationships with other North Carolina community banks while also enhancing our non-interest income and liquidity position.

Courier Services

New Century Bank offers complimentary courier services to its business customers as a demonstration of our commitment to superior customer service. Our couriers travel to the customer’s location, pick-up non-cash deposits from the customer and deliver those deposits to the bank. We feel our couriers serve as ambassadors for our bank and enhance our presence in the communities we serve. We anticipate that New Century Bank South will also make this service available to its business customers in the future.

Banking Technology

We offer a full array of technology to our customers. Our customers have the ability through on-line banking to pay bills, request check copies, reorder checks and make certain transfers. We provide our customers with imaged check statements, which eliminates the cost of returning checks to customers and the clutter of canceled checks.

Competition

Commercial banking in North Carolina is extremely competitive due in large part to the early adoption of statewide branching. For example, as of June 30, 2005, data provided by the FDIC Deposit Market Share Report indicated that within our market area, there were 22 different commercial and savings institutions operating a total of 172 offices (25 in Harnett County, 36 in Johnston County, 64 in Cumberland County, 15 in Sampson County, and 32 in Wayne County). We compete in our market area with large regional and national banking organizations, other federally and state chartered financial institutions such as savings and loan institutions and credit unions, consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of our competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. All of the markets in which we have a banking office are also served by branches of the largest banks in North Carolina, some of which are among the largest institutions in the United States.

The enactment of legislation authorizing interstate banking has led to increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.

Despite the competition in our market area, we believe that we have certain competitive advantages that distinguish us from our competition. We offer customers modern banking services without compromising prompt personal and friendly service. We also offer local decision making, which allows us to make credit decisions more quickly than some of our competitors. We provide personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve, resulting in referrals from shareholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors are active in supporting local civic and charitable organizations.

Trust Preferred Securities

On September 20, 2004, we privately issued $12.0 million aggregate liquidation amount of floating rate trust preferred securities through New Century Statutory Trust I, which was formed for the sole purpose of issuing the securities. The principal reason for issuing these securities was that the proceeds from their sale qualifies as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our shareholders. Based on current Federal Reserve Board guidelines, approximately $11.1 million of the proceeds from our issuance of trust preferred securities qualified as Tier 1 capital as of March 31, 2006.

Dividends paid to holders of the trust preferred securities are recorded as interest expense and are deductible for income tax purposes. The trust preferred securities are redeemable on or after September 20, 2009. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of the debentures and other related documents. Our obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness, but is senior to our common stock.

Properties

The following table sets forth the location of our main office, banking offices and operations center, as well as certain information relating to these facilities.

Office	Address	Year Opened	Approximate Square Footage	Owned or Leased
Main Office	700 West Cumberland Street Dunn, NC 28110	2001	12,600	Owned

Clinton Office- South East Boulevard	506 South East Boulevard Clinton, NC 28328	2002	2,200	Leased

Clinton Office-Sunset Avenue	1519 Sunset Avenue Clinton, NC 28328	2005	2,200	Leased

Goldsboro Office	431 N. Spence Avenue Goldsboro, NC 27534	2005	6,300	Building Owned/ Land Leased

Fayetteville Office- Raeford Road	2818 Raeford Road Fayetteville, NC 28303	2004	10,000	Owned

Lillington Office	1184 N. Main Street Lillington, NC 27546	2006	1,900	Leased

Fayetteville Office-Ramsey Street(1)	6390 Ramsey Street Fayetteville, NC 28311	— (1)	2,700	Owned

Operations Center	107 E. Broad Street Dunn, NC 28334	2005	9,000	Leased

(1)	Pending office location projected to open for business in the first quarter of 2007. Regulatory approval for this office location has been secured.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Employees

As of March 31, 2006, we had 100 full-time employees and 7 part-time employees for a total of 105 full-time equivalent employees. None of our employees is covered by a collective bargaining agreement and we consider relations with our employees to be good. Upon consummation of our acquisition of Progressive State Bank, we currently anticipate that we will have 136 full-time employees and 8 part-time employees. Similarly, none of Progressive State Bank’s employees are covered by a collective bargaining agreement.

Litigation

As of the date of this prospectus, we are not aware of any threatened or pending legal proceedings against the company or its subsidiary banks.

MANAGEMENT

Directors

The following individuals serve as directors of New Century Bancorp, Inc.:

Name and Age	Position(s) Held	Director Since(1)	Term Expires	Principal Occupation and Business Experience During the Past 5 Years
J. Gary Ciccone (59)	Director	2003	2007	Real estate developer; Owner, Nimocks, Ciccone & Townsend, Inc., Fayetteville, NC (commercial real estate brokerage), 1997-Present.

T. C. Godwin (65)	Director	1999	2008	President, T-Mart Food Stores, Inc., Dunn, NC (convenience stores), 1970-Present.

Gerald W. Hayes (62)	Director	1999	2008	Attorney and President, Hayes, Williams, Turner & Daughtry, P.A., Dunn, NC (law firm), 1969-Present.

Oscar N. Harris (66)	Vice Chairman of the Board	1999	2009	Senior Partner-President, Oscar N. Harris & Assoc. P.A., Dunn, NC (CPA’s), 1979-Present; former North Carolina State Senator, 1999-2002.

John McCauley (38)	Director	2003	2009	Chief Executive Officer, Highland Paving Co, LLC; General Manager, McCauley-McDonald Investments, Inc.; General Manager, AOM Investments, LLC, all of Fayetteville, NC, 1998-Present.

Carlie C. McLamb (68)	Director	1999	2007	President, Carlie C’s IGA and Carlie C’s Operation, Dunn, NC (grocery stores), 1962-Present.

Anthony Rand (66)	Director	2003	2008	Majority Leader, North Carolina State Senate; Consultant, Sonorex, Inc.; President, Rand & Gregory, P.A., Fayetteville, NC (law firm), -Present.

John Q. Shaw, Jr. (64)	Director, President and Chief Executive Officer	1999	2009	President and Chief Executive Officer, New Century Bank, 1999-Present; President and Chief Executive Officer, New Century Bancorp, Inc., 2003-Present; Executive Vice President, New Century Bank South, 2004-Present; Senior Vice President and Commercial City Executive for BB&T, Dunn, NC, 1997-1999; Senior Vice President and Regional Executive for Harnett and Lee Counties for United Carolina Bank, 1972-1997.

C. L. Tart, Jr. (71)	Director and Chairman of the Board	1999	2007	President, Tart & Tart, Inc., Dunn, NC (holding company for real estate and farming interests), 1969-Present.

(1)	Includes prior service as a director of New Century Bank.

Director Relationships

With the exception of North Carolina State Senator Anthony Rand, who is a director of Law Enforcement Associates Corporation, no director of the company is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940. There are no family relationships among our directors or executive officers.

Executive Officers

Set forth below is certain information regarding our executive officers.

NAME	AGE	POSITION	BUSINESS EXPERIENCE
John Q. Shaw, Jr.	64	President and Chief Executive Officer of the Company and New Century Bank; Executive Vice President and Director of New Century Bank South	President and Chief Executive Officer, New Century Bank, 1999-Present; President and Chief Executive Officer, New Century Bancorp, Inc., 2003-Present; Executive Vice President, New Century Bank South, 2004-Present; Senior Vice President and Commercial City Executive for BB&T, Dunn, NC, 1997-1999; Senior Vice President and Regional Executive for Harnett and Lee Counties for United Carolina Bank, 1972-1997.

William L. Hedgepeth	44	Executive Vice President of the Company; President, Chief Executive Officer and Director of New Century Bank South	President and Chief Executive Officer, New Century Bank South, 2004-Present; Executive Vice President, New Century Bancorp, Inc., 2005-Present; Senior Vice President and Area Executive for Fayetteville, NC, First South Bank, 2001-2004; City Executive for Fayetteville, NC, Triangle Bank, 1997-2001.

Lisa F. Campbell	38	Executive Vice President and Chief Financial Officer of the Company, New Century Bank and New Century Bank South	Executive Vice President and Chief Financial Officer, New Century Bank, 2000-Present; Executive Vice President and Chief Financial Officer, New Century Bancorp, Inc., 2005-Present; Executive Vice President and Chief Financial Officer, New Century Bank South, 2004-Present; Senior Vice President and Controller, Triangle Bancorp, Inc., Raleigh, NC, 1997-2000; Assurance Senior Manager, KPMG LLP, Raleigh, NC, 1993-1997.

NAME	AGE	POSITION	BUSINESS EXPERIENCE

B. Darrell Fowler	40	Executive Vice President and Branch Administrator of the Company and New Century Bank	Executive Vice President and Branch Administrator, New Century Bancorp, Inc. and New Century Bank, 2000-Present; Senior Vice President—Market Executive, Triangle Bank, Dunn, NC 1993-2000.

Joan I. Patterson	59	Executive Vice President and Chief Operations Officer of the Company, New Century Bank and New Century Bank South	Executive Vice President and Chief Operations Officer, New Century Bancorp, Inc., 2005-Present; Executive Vice President and Chief Operations Officer, New Century Bank, 2000-Present, Executive Vice President and Chief Operations Officer, New Century Bank South, 2004-Present; Branch Manager, BB&T (previously UCB), Dunn, NC, 1973-2000.

Peter J. Siemion	39	Executive Vice President and Chief Credit Officer of the Company, New Century Bank and New Century Bank South	Executive Vice President and Chief Credit Officer of New Century Bancorp, Inc., New Century Bank and New Century Bank South, 2003-Present; Senior Vice President and Commercial Credit Administrator, First South Bank 2001-2003; Vice President and Credit Administrator Officer, Capital Bank, 1999-2001.

Committees of the Board of Directors

Our board of directors has several standing committees including a Nominating Committee, an Audit/Compliance Committee and a Compensation Committee.

Nominating Committee. The members of the Nominating Committee are J. Gary Ciccone, Gerald W. Hayes and Carlie C. McLamb. Each member of the Nominating Committee is “independent” as defined by NASDAQ listing standards. The duties of the Nominating Committee are: (i) to assist the board of directors, on an annual basis, by identifying individuals qualified to become board members, and to recommend to the board the director nominees for the next meeting of shareholders at which directors are to be elected; and (ii) to assist the board of directors by identifying individuals qualified to become board members, in the event a vacancy on the board exists so that such vacancy can be filled.

Our Bylaws state that candidates may be nominated for election to the board of directors by the Nominating Committee or by any shareholder of our common stock. It is the policy of the Nominating Committee to consider all shareholder nominations. Shareholder nominations must be submitted to the Nominating Committee in writing on or before September 30th of the year preceding the annual meeting at which the nominee would stand for election to the board of directors and must be accompanied by each nominee’s written consent to serve as a director of the company if elected. Our Bylaws require that all nominees for director, including shareholder nominees, have business, economic or residential ties to the company’s market area. In evaluating nominees for director, the Nominating Committee values community involvement and experience in finance or banking including prior service as an officer or director of an entity engaged in the financial services business, although such experience is not a prerequisite for nomination. The Nominating Committee has adopted a formal written charter which is reviewed for adequacy on an annual basis.

Audit/Compliance Committee. The members of the Audit/Compliance Committee are J. Gary Ciccone, T.C. Godwin, Oscar N. Harris and John McCauley, with C.L. Tart, Jr. serving as an ex officio member. The members of the Audit/Compliance Committee are “independent” and “financially literate” as such terms are defined by NASDAQ listing standards. The board of directors has determined that Oscar N. Harris, a member of the Audit/Compliance Committee, meets the requirements adopted by the SEC for qualification as an “audit committee financial expert.” An audit committee financial expert is defined as a person who has the following attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that are of the same level of complexity that can be expected in the registrant’s financial statements, or experience supervising people engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

The Audit/Compliance Committee is responsible for receiving and reviewing the annual audit report of our independent auditors and reports of examinations by bank regulatory agencies, and helps formulate, implement and review our internal audit program. The Audit/Compliance Committee also assesses the performance and independence of our independent auditors and recommends their appointment and retention.

The Audit/Compliance Committee has adopted a formal written charter that is reviewed for adequacy on an annual basis.

Compensation Committee. The members of the Compensation Committee are J. Gary Ciccone, T.C. Godwin and Carlie C. McLamb. In addition, Ronald V. Jackson, a member of the board of directors of New Century Bank and Richard L. Player, III, a member of the board of directors of New Century Bank South, also serve as members of the committee. The members of the Compensation Committee are “independent” as such term is defined by NASDAQ listing standards. The Compensation Committee reviews the salaries and compensation programs required to attract and retain the company’s executive officers. While the committee makes recommendations to the board of directors regarding the compensation of the executive officers, the company’s board of directors ultimately determines such compensation.

Director Compensation

Board Fees. Each director receives a fee of $500 for each meeting of the board of directors attended. Members of all other committees of the board of directors receive $75 for each committee meeting attended, up to a maximum of $150 per month.

In addition, we have instituted a Directors’ Deferral Plan whereby individual directors may elect annually to defer receipt of all or a designated portion of their fees for the coming year. Amounts so deferred are used to purchase shares of our common stock on the open market by the administrator of the Deferral Plan, with such deferred compensation disbursed in the future as specified by the director at the time of his or her deferral election.

2000 Nonstatutory Stock Option Plan. The shareholders of New Century Bank ratified the 2000 Nonstatutory Stock Option Plan at the 2000 annual meeting of shareholders. In connection with the reorganization of New Century Bank into the holding company form of organization, which resulted in the creation of New Century Bancorp, Inc. in 2003, the 2000 Nonstatutory Stock Option Plan was adopted by the company and options under that plan were converted into options to purchase shares of our common stock. At the 2004 annual meeting of shareholders, the shareholders approved an amendment to the 2000 Nonstatutory Stock Option Plan that increased the number of shares of our common stock available for issuance under the plan.

Under the terms of the plan, options on a total of 398,890 shares of our common stock are currently available for issuance to members of the board of directors and the board of any subsidiary.

Executive Compensation

The following table sets forth information for the years ended December 31, 2003 through 2005 with respect to compensation paid or accrued for each of our executive officers who earned over $100,000 during the year ended December 31, 2005. No other current executive officer received compensation for 2005 that exceeded $100,000.

SUMMARY COMPENSATION TABLE

	Annual Compensation(1)				Awards
Name and Principal Position	Year		Salary	Bonus	Options	All Other Compensation(2)
John Q. Shaw, Jr., President and Chief Executive Officer, New Century Bancorp, Inc.	2005 2004 2003		$175,000 150,000 130,000	$60,000 47,800 30,000	-0- -0- -0-	$19,411 18,176 14,778

William L. Hedgepeth, President and Chief Executive Officer, New Century Bank South	2005 2004 2003	(3)	$125,000 115,000 —	$5,000 12,000 —	4,500 24,750 —	$16,597 13,431 —

Lisa F. Campbell, Executive Vice President and Chief Financial Officer, New Century Bancorp, Inc.	2005 2004 2003		$114,000 97,800 93,064	$24,500 20,200 13,000	-0- -0- -0-	$11,620 4,279 3,321

B. Darrell Fowler, Executive Vice President and Branch Administrator, New Century Bancorp, Inc.	2005 2004 2003		$120,000 112,008 106,000	$28,000 28,000 14,000	-0- -0- -0-	$15,873 15,614 3,776

(1)	In addition to compensation paid in cash, the above named executive officers receive certain personal benefits. However, the aggregate value of such non-cash benefits received by such executives during 2005, 2004 and 2003 did not exceed 10% of the cash compensation paid in any such year.
(2)	Includes 401(k) matching contributions paid to Mr. Shaw of $6,925, $5,834 and $4,760 in 2005, 2004 and 2003, respectively and insurance premiums paid on Mr. Shaw’s behalf of $12,486, $12,342, and $10,018 in 2005, 2004 and 2003, respectively. Includes 401(k) matching contributions paid to Mr. Hedgepeth of $3,628 and $3,131 in 2005 and 2004, respectively and insurance premiums paid on Mr. Hedgepeth’s behalf of $12,969 and $10,300 in 2005 and 2004, respectively. Includes 401(k) matching contributions paid to Ms. Campbell of $4,066, $3,491 and $3,163 in 2005, 2004 and 2003, respectively and insurance premiums paid on Ms. Campbell’s behalf of $7,554, $788, and $158 in 2005, 2004 and 2003, respectively. Includes 401(k) matching contributions paid to Mr. Fowler of $4,440, $4,183 and $3,600 in 2005, 2004 and 2003, respectively and insurance premiums paid on Mr. Fowler’s behalf of $11,433, $11,431, and $176 in 2005, 2004 and 2003, respectively.
(3)	Mr. Hedgepeth was not employed by New Century Bank South during the fiscal year ended December 31, 2003.

2000 Incentive Stock Option Plan. At the 2000 annual meeting, the shareholders approved the adoption of the New Century Bank 2000 Incentive Stock Option Plan. The 2000 Incentive Stock Option Plan was adopted by the board of directors in connection with the formation of New Century Bancorp, Inc. as the bank holding company for New Century Bank and New Century Bank South. Upon adoption of the 2000 Incentive Stock Option Plan by the company, all outstanding options to purchase shares of New Century Bank were converted into options to purchase shares of our common stock. At the 2004 annual meeting, the shareholders approved an amendment to the 2000 Incentive Stock Option Plan that increased the number of shares of our common stock available for issuance under the plan. The 2000 Incentive Stock Option Plan currently provides for the issuance of up to 297,723 shares of our common stock upon the exercise of stock options.

2004 Incentive Stock Option Plan. At the 2004 annual meeting, the shareholders approved the adoption of the New Century Bancorp, Inc. 2004 Incentive Stock Option Plan. The 2004 Incentive Stock Option Plan currently provides for the issuance of up to 93,089 shares of our common stock to officers and employees of the company and its subsidiaries upon the exercise of stock options.

The following table sets forth information regarding options to purchase shares of our common stock that were granted to the named executive officers during the year ended December 31, 2005.

OPTION GRANTS IN FISCAL YEAR 2005

(INDIVIDUAL GRANTS)

Name	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Value
John Q. Shaw, Jr.	-0-		—	—	—	-0-
William L. Hedgepeth	4,500	(1)	25.8%	$12.83	Jan. 19, 2015	-0-
Lisa F. Campbell	-0-		—	—	—	-0-
B. Darrell Fowler	-0-		—	—	—	-0-

(1)	Adjusted for the effect of a 3-for-2 stock split.

The following table sets forth information regarding stock option exercises by the named executive officers during the fiscal year ended December 31, 2005 and stock option values for the named executive officers as of December 31, 2005.

AGGREGATED OPTION EXERCISES IN FISCAL 2005

AND FISCAL YEAR END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End Exercisable/Unexercisable(1)
John Q. Shaw, Jr.	15,000	$301,350	62,548 / -0-	$1,203,447 / -0-
William L. Hedgepeth	-0-	-0-	9,750 / 19,500	$152,066 / $304,122
Lisa F. Campbell	-0-	-0-	9,982 / -0-	$192,067 / -0-
B. Darrell Fowler	-0-	-0-	30,000 / -0-	$577,221 / -0-

(1)	As of December 31, 2005, our stock price was $24.75 per share.

Employment Agreements. New Century Bank has entered into an employment agreement, dated May 24, 2000, with Mr. Shaw to serve as its president and chief executive officer. The term of the employment agreement currently extends through September 1, 2008. Mr. Shaw’s current base salary under the agreement is $210,000 per year. Mr. Shaw is also entitled to certain fringe benefits normally associated with individuals serving in the capacity as chief executive officer of a community bank. The employment agreement provides that following termination of Mr. Shaw’s employment with the bank, he cannot compete within a 50 mile radius of Dunn, North Carolina for a period of five years; provided however, that this covenant not to compete does not apply following a “change in control” of the company.

The employment agreement provides that if a “termination event” occurs within 24 months following a “change in control” of the company, Mr. Shaw shall be entitled to terminate his employment agreement and receive 299% of his “base amount” of compensation. A “termination event” will occur if (i) Mr. Shaw is assigned duties and/or responsibilities that are inconsistent with his position, duties or status at the time of the change in control or with his reporting responsibilities or titles in effect at the time of the change in control; (ii) Mr. Shaw’s annual base salary is reduced below the amount in effect as of the change in control; (iii) Mr. Shaw’s life insurance, major medical insurance, disability insurance, dental insurance, stock option plans, stock purchase plans, deferred compensation plans, management retention plans, retirement plans or similar plans or benefits being provided by the company to Mr. Shaw as of the effective date of the change in control are reduced in their level, scope, or coverage, or any such insurance, plans or benefits are eliminated, unless such reduction or elimination applies proportionately to all salaried employees who participated in such benefits prior to such change in control; or (iv) Mr. Shaw is transferred to a location outside Dunn, North Carolina without his express written consent. A “change in control” of the company will occur if (i) the company merges with another corporation and immediately following such merger, less than a majority of the combined voting power of the resulting corporation is held by persons who were shareholders of the company immediately prior to the transaction; (ii) a report on Schedule 13(d), Schedule TO or another form or schedule (other than Schedule 13G) is filed or is required to be filed under Sections 13(d) or 14(d) of the Exchange Act, if such schedule or form disclosed that the filing person, or persons acting in concert, has or have become the beneficial owner of 25% or more of the combined voting power of the company’s outstanding voting securities; (iii) during any period of two consecutive years, individuals who constitute the company’s board of directors at the beginning of the two-year period cease, for any reason, to constitute at least a majority of the board; or (iv) all or substantially all of the assets of the company are sold or otherwise transferred to or are acquired by any other corporation, association, or other person, entity or group. The employment agreement further provides that any transaction or event shall not be considered a “change in control” if Mr. Shaw and the bank agree in writing that the transaction or event shall not be considered a change in control for purposes of the employment agreement.

The bank has also entered into employment agreements with Lisa F. Campbell and B. Darrell Fowler and New Century Bank South has entered into an employment agreement with William L. Hedgepeth. Each of the employment agreements provides for an initial term of three years. The terms of Ms. Campbell’s and Mr. Fowler’s employment agreements automatically extend for an additional year on each anniversary of the effective date, unless written notice of termination is received prior to renewal. The term of Mr. Hedgepeth’s contract extends for an additional three-year period at the end of the initial term, unless written notice of termination is received prior to renewal. The officers are also entitled to certain fringe benefits normally associated with individuals serving in their capacities with a community bank. Each officer’s employment agreement provides that if a “termination event” (as defined above) occurs within 24 months of a “change in control,” such officer will be entitled to terminate the employment agreement and receive a lump sum payment equal to 150% of such officer’s “base amount” of compensation in the case of Ms. Campbell’s and Mr. Fowler’s employment agreements and 200% of “base amount” in the case of Mr. Hedgepeth’s employment agreement. For purposes of the employment agreement, a “change in control” of the company will occur if (i) any individual or entity directly or indirectly acquires beneficial ownership of voting stock, or acquires irrevocable proxies or any combination of voting stock and irrevocable proxies, representing 25% or more of any class of voting securities of the company, or acquires control of, in any manner, the election of a majority of directors of the company; (ii) the company merges with or into another corporation, association, or entity or is otherwise reorganized, where the company is not the surviving corporation; or (iii) all or substantially all of the assets of the company are sold or otherwise transferred to or are acquired by any other corporation, association, or other person, entity or group.

Executive Supplemental Retirement Plan. New Century Bank has also entered into an Executive Supplemental Retirement Plan Agreement with Mr. Shaw. Agreements such as the Executive Supplemental Retirement Plan Agreement are becoming increasingly common in the banking industry. The reason is that caps on qualified plan contributions and distributions, as well as Social Security, often limit bank executives’ retirement benefits to 30% to 50% of final pay. In contrast, other bank staff are unaffected or are less severely affected by those caps and they can therefore end their working careers with retirement benefits at 70% to 90% of final pay. Arrangements such as the Executive Supplemental Retirement Plan Agreement can remedy the shortfall in executive retirement compensation and deliver retirement benefits commensurate with bank executives’ final pay. The Executive Supplemental Retirement Plan Agreement is unfunded, but requires the bank to accrue an amount of benefits to be paid to Mr. Shaw upon retirement and under certain other circumstances such as termination after a “change in control.” To offset the accruals, the bank has purchased life insurance policies on four of its executive officers and has entered into Life Insurance Endorsement Method Split Dollar Plan Agreements with each such executive. The death benefits of these bank owned life insurance policies are designed to pay the bank for the cost of the premiums and accruals for the retirement payments. These one-time premium payments aggregated $2.1 million. The Executive Supplemental Retirement Plan Agreement provides for Mr. Shaw to receive monthly payments beginning upon his retirement, or, under certain circumstances, upon his early termination or disability. In addition, the Executive Supplemental Retirement Plan Agreement provides for a lump sum payment in the event that Mr. Shaw’s employment is terminated, under certain conditions, within 12 months of a “change in control” of the company. The lump sums payable to Mr. Shaw, should a “change in control” of the company occur, was $464,199 as of December 31, 2005.

The Executive Supplemental Retirement Plan Agreement also provides for payment of a tax gross-up benefit if the aggregate benefits payable to Mr. Shaw after a “change in control” are subject to excise taxes under certain provisions of the Internal Revenue Code. In general terms, the Internal Revenue Code disallows an employer’s compensation deduction for so-called “excess parachute payments” made to an executive after a “change in control.” Additionally, the Internal Revenue Code imposes a 20% excise tax on the executive receiving such excess parachute payments. Should payments to Mr. Shaw be deemed excess parachute payments, he will be entitled to additional payments to compensate him for excise taxes imposed on him as well as for taxes imposed on the gross-up benefit itself. Those additional gross-up benefits would not be deductible payments for the company. Further, the bank has agreed to pay legal fees incurred by Mr. Shaw, up to a maximum of $500,000, if the Executive Supplemental Retirement Plan Agreement is challenged following a “change in control.”

401(k) Plan. The company has adopted a tax-qualified savings plan for employees. The 401(k) Plan covers all employees beginning the first day of their first full month of service. Employees may contribute up to 15% of their compensation, subject to the maximum allowed by law. During 2005, the company contributed 50% of up to 6% of compensation contributed by participants. On October 12, 2005, the Compensation Committee approved an increase in the company’s matching contribution to 100% of up to 6% of compensation contributed by participants beginning on January 1, 2006. Matching contributions vest at a rate of 25% per year following the participant’s first year of service.

Beneficial Ownership of Voting Securities

As of March 31, 2006, there were no persons known by management to beneficially own more than 5.0% of our common stock.

As of March 31, 2006, the beneficial ownership of our common stock, by directors and executive officers individually, and as a group, was as follows:

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)(2)	PERCENT OF CLASS(3)
J. Gary Ciccone(4) Fayetteville, NC	55,834	1.31%

T. C. Godwin, Jr.(5) Dunn, NC	38,469	0.90

Oscar N. Harris(6) Dunn, NC	150,072	3.51

Gerald W. Hayes Dunn, NC	71,629	1.68

John McCauley Fayetteville, NC	29,057	0.68

Carlie C. McLamb(7) Dunn, NC	134,352	3.15

Anthony Rand(8) Fayetteville, NC	54,714	1.28

John Q. Shaw, Jr.(9) Dunn, NC	65,589	1.52

C. L. Tart, Jr.(10) Dunn, NC	96,053	2.25

All Directors and Executive Officers as a group (15 persons)	766,736	17.19%

(1)	Except as otherwise noted, to the best knowledge of the company’s management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Mr. Harris—74,416 shares; Mr. McLamb—48,314 shares; Mr. Shaw—398 shares; and Mr. Tart—7,986 shares.
(2)	Included in the beneficial ownership tabulations are the following options to purchase shares of common stock of the company: Mr. Ciccone—12,071 shares; Mr. Godwin—11,956 shares; Mr. Harris—11,956 shares; Mr. Hayes—11,956 shares; Mr. McCauley—2,366 shares; Mr. McLamb—11,956 shares; Mr. Rand—11,660 shares; Mr. Shaw—47,546 shares; Mr. Tart—11,956 shares and for all directors and executive officers as a group—216,301 shares.
(3)	The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) a total of 4,257,986 shares of common stock outstanding as of March 31, 2006, and (ii) options to purchase shares of common stock which are exercisable within 60 days of March 31, 2006.
(4)	Includes 2,060 shares owned by Mr. Ciccone’s spouse.
(5)	Includes 997 shares owned by Mr. Godwin’s spouse.
(6)	Includes 1,996 shares owned by Mr. Harris’ spouse.
(7)	Includes 49,913 shares owned by Mr. McLamb’s business.
(8)	Includes 7,332 shares owned by Senator Rand’s spouse.
(9)	Includes 78 shares owned by Mr. Shaw’s spouse.
(10)	Includes 63,989 shares by owned Mr. Tart’s business and 6,207 shares owned by Mr. Tart’s spouse.

Indebtedness of and Transactions with Management

Our bank subsidiaries, New Century Bank and New Century Bank South, have had, and expect to have in the future, banking transactions in the ordinary course of business with certain of their current directors, nominees for director, executive officers and associates. All loans included in such transactions will be made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time such loans were made for comparable transactions with other persons, and will not involve more than the normal risk of collectibility or present other unfavorable features.

Loans made by New Century Bank or New Century Bank South to directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O prohibits the extension of any favorable treatment to any director or executive officer in any of the banks’ lending matters and requires, among other things, dollar limitations on amounts of certain loans to directors or executive officers and the prior approval of the bank’s board of directors of such loans, with any “interested director” not participating. To the best knowledge of our management, Regulation O has been complied with in all material respects.

SUPERVISION AND REGULATION

Both the company and the banks are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Regulation of Our Subsidiary Banks

Our subsidiary banks are extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

State Law. Our subsidiary banks are subject to extensive supervision and regulation by the North Carolina Commissioner of Banks. The commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the commissioner describing in detail their resources, assets, liabilities and financial condition. Among other things, the commissioner regulates mergers and consolidations of state-chartered banks, the payment of cash dividends, loans to officers and directors, record keeping, types and amounts of loans and investments and the establishment of branches.

Deposit Insurance. As member institutions of the FDIC, the banks’ deposits are insured through the FDIC’s Deposit Insurance Fund up to a per depositor maximum of $250,000 for retirement accounts and $100,000 for all other accounts, and each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. This deposit insurance premium system is currently under revision by the FDIC in accordance with the recently enacted Federal Deposit Insurance Reform Act of 2005, which requires that the FDIC revise its current risk based deposit insurance premium system by November 2006. Pending final regulations, the FDIC’s existing assessment regulations will remain, imposing assessments ranging from 0 to 27 basis points per $100 of assessable deposits, depending on an institution’s capital position and other supervisory factors.

Capital Requirements. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and for transactions, such as letters of credit, and recourse arrangements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. “Tier 2,” or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital ratio guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of March 31, 2006, New Century Bank was classified as “well-capitalized” with a Tier 1 leverage capital ratio of 11.05% and a total risk-based capital ratio of 14.80% and New Century Bank South was classified as “well-capitalized” with a Tier 1 leverage capital ratio of 8.39% and a total risk-based capital ratio of 12.18%.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s interest rate risk management include a measurement of board of directors and senior management oversight, and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay cash dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the “Federal Deposit Insurance Corporation Improvement Act of 1991” below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the bank to grow and could restrict the amount of profits, if any, available for the payment of cash dividends to the shareholders.

Federal Deposit Insurance Corporation Improvement Act of 1991. In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. The FDIC Improvement Act provides for, among other things:

•	publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants;

•	the establishment of uniform accounting standards by federal banking agencies;

•	the establishment of a “prompt corrective action” system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital;

•	additional grounds for the appointment of a conservator or receiver; and

•	restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

The FDIC Improvement Act also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of the FDIC Improvement Act is the requirement that the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Pursuant to the FDIC Improvement Act, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

The FDIC Improvement Act provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. The FDIC Improvement Act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001. On October 26, 2001, the USA Patriot Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. The Act imposes standards for verifying customer identification at account opening; rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; reports by non-financial trades and businesses filed with the Treasury Department’s Financial Crime Enforcement Network for transactions exceeding $10,000; and filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws or regulations; and requires enhanced due diligence requirements for financial institutions that administer, maintain or manage private bank accounts or correspondent accounts for foreign persons.

The federal financial institution regulators have promulgated rules and regulations implementing the Act which: prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction; require financial institutions to maintain certain records for correspondent accounts of foreign banks; require financial institutions to produce certain records relating to anti-money laundering compliance upon request of the appropriate federal banking agency; require due diligence with respect to private banking and correspondent banking accounts; facilitate information sharing between government and financial institutions; require verification of customer identification; and require financial institutions to have in place an anti-money laundering program.

Check 21. On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. This law gives “substitute checks,” such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

•	allowing check truncation without making it mandatory;

•	demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

•	legalizing substitutions for and replacements of paper checks without agreement from consumers;

•	retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

•	requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

•	requiring recrediting of funds to an individual’s account on the next business day after a consumer proves that the financial institution has erred.

Miscellaneous. The cash dividends that may be paid by the banks are subject to legal limitations. In accordance with North Carolina banking law, cash dividends may not be paid unless the banks’ capital surplus is at least 50% of its paid-in capital. Cash dividends may only be paid out of retained earnings.

The earnings of the banks will be significantly affected by the policies of the Federal Reserve Board, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rates paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the banks.

The banks cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on the banks’ operations.

Regulation of New Century Bancorp, Inc.

Federal Regulation. New Century Bancorp, Inc. is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

We are required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is required before we may acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, we would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company.

Our merger or consolidation with another bank, acquisition of assets of another bank, or assumption of liability to pay any deposits of another bank, requires the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The decision is based upon a consideration of statutory factors similar to those contained in the Bank Holding Company Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and the North Carolina Banking Commission may be required.

We are required to give the Federal Reserve Board prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of our consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

Our status as a registered bank holding company under the Bank Holding Company Act does not exempt us from certain federal and state laws and regulations generally applicable to corporations, including, without limitation, certain provisions of the federal securities laws.

In addition, a bank holding company is generally prohibited from engaging in, or acquiring 5% or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

•	making or servicing loans;

•	performing certain data processing services;

•	providing discount brokerage services;

•	acting as fiduciary or as an investment or financial advisor;

•	leasing personal or real property;

•	making investments in corporations or projects designed primarily to promote community welfare; and

•	acquiring a savings and loan association.

In evaluating a written notice of such an acquisition, the Federal Reserve Board will consider various factors, including, among others, the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice of acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

However, with the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999, which became effective on March 11, 2000, the types of activities in which a bank holding company may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a “financial holding company.” A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are “financial in nature.” In addition to traditional lending activities, the following activities are deemed “financial in nature”: securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve Board considers to be closely related to banking.

A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is “well capitalized” under the FDIC Improvement Act’s “prompt corrective action provisions,” is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve Board that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities. We have not elected to become a financial holding company.

Under the Modernization Act, the Federal Reserve Board serves as the primary “umbrella” regulator of financial holding companies, with supervisory authority over each parent company and limited authority over its subsidiaries. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. The Modernization Act also imposes additional restrictions and heightened disclosure requirements regarding private information collected by financial institutions.

Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002 was signed into law containing some of the most sweeping federal legislation ever enacted addressing accounting, corporate governance and disclosure issues. The impact of the Sarbanes-Oxley Act is wide-ranging as it applies to all public companies and imposes significant new requirements for public company governance and disclosure requirements.

In general, the Sarbanes-Oxley Act mandates important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It establishes new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process and creates a new regulatory body to oversee auditors of public companies. It backs these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and the creation of new criminal penalties for document and record destruction in connection with federal investigations. It also increases the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and by providing new federal corporate whistleblower protection.

The Sarbanes-Oxley Act also imposes new standards for the design and testing of public companies’ internal controls over financial reporting, which are already in effect for some larger companies and which may be phased in as early as December 31, 2006 for certain other public companies, including New Century Bancorp, Inc.

The economic and operational effects of this new legislation on public companies have been significant in terms of the time, resources and costs associated with complying with the new law. Because the Sarbanes-Oxley Act, for the most part, applies equally to larger and smaller public companies, we are presented with additional challenges as a smaller, community-oriented financial institution in complying with it.

Capital Requirements. The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses. There are two measures of capital adequacy: a risk-based measure and a leverage measure. All capital standards must be satisfied for an institution to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratio represents capital as a percentage of total risk-weighted assets and off-balance sheet items. The minimum requirement for a bank holding company’s ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.0%. At least half of the qualifying total capital must be composed of Tier 1 capital, which includes common equity, retained earnings and a limited amount of qualifying perpetual preferred stock, less goodwill and certain other intangibles. The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves (Tier 2 capital).

The Federal Reserve Board also requires bank holding companies to maintain a minimum “leverage ratio.” This leverage ratio of Tier 1 capital to adjusted average assets is equal to 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies are required to maintain a minimum leverage ratio of at least 4% to 5%.

The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

Source of Strength for Subsidiaries. Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries’ compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

Dividends. As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends we receive from the banks. At present, our only sources of income are cash dividends paid by the banks and interest earned on any investment securities we hold. We must pay all of our operating expenses from funds we receive from the banks. Therefore, shareholders may receive cash dividends from us only to the extent that funds are available after payment of our operating expenses and only in the event that our board decides to declare a dividend. In addition, the Federal Reserve Board generally prohibits bank holding companies from paying cash dividends except out of operating earnings where the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. We expect that, for the foreseeable future, any cash dividends paid by the banks to us will likely be limited to amounts needed to pay any separate expenses or to make required payments on our debt obligations, including the interest payments on our junior subordinated debt.

The FDIC Improvement Act requires the federal bank regulatory agencies biennially to review risk-based capital standards to ensure that they adequately address interest rate risk, concentration of credit risk and risks from non-traditional activities and, since adoption of the Riegle Community Development and Regulatory Improvement Act of 1994, to do so taking into account the size and activities of depository institutions and the avoidance of undue reporting burdens. In 1995, the federal bank regulatory agencies adopted regulations requiring as part of the assessment of an institution’s capital adequacy the consideration of (a) identified concentrations of credit risks, (b) the exposure of the institution to a decline in the value of its capital due to changes in interest rates and (c) the application of revised conversion factors and netting rules on the institution’s potential future exposure from derivative transactions.

In addition, the federal bank regulatory agencies in September 1996 adopted amendments to their respective risk-based capital standards to require banks and bank holding companies having significant exposure to market risk arising from, among other things, trading of debt instruments, (1) to measure that risk using an internal value-at-risk model conforming to the parameters established in the agencies’ standards and (2) to maintain a commensurate amount of additional capital to reflect such risk. The new rules were adopted effective January 1, 1997, with compliance mandatory from and after January 1, 1998.

Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law is applicable to the extent that we maintain as a separate subsidiary a depository institution in addition to the banks.

Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and Federal Reserve Board regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to our officers, directors and principal shareholders, New Century Bancorp, Inc., and any subsidiary of New Century Bancorp, Inc. and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the holding company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under the FDIC Improvement Act.

Interstate Branching

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. As of June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle-Neal Act. These mergers are also subject to similar aging and deposit concentration limits.

North Carolina “opted-in” to the provisions of the Riegle-Neal Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or to acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger. The overall effect of this legislation will increase competition in the banking industry in North Carolina; however, the State of South Carolina does not allow North Carolina-chartered banks to establish branches in South Carolina. As a result, North Carolina-chartered banks may only establish offices within the State of South Carolina through acquisitions of existing South Carolina institutions effected in compliance with South Carolina banking law.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect of such legislation or regulations on our operations.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of our Articles of Incorporation and Bylaws.

General

Our Articles of Incorporation authorize the issuance of 10,000,000 shares of common stock, par value $1.00 per share, of which there were 4,257,986 shares outstanding on June 12, 2006. Our Articles of Incorporation do not authorize the issuance of preferred stock.

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option, there will be 5,257,986 shares of common stock outstanding. Up to an additional 612,453 shares of common stock will be issuable upon exercise of outstanding options granted under our stock option plans.

Common Stock

Dividend Rights. As a North Carolina corporation, the company is not directly subject to the restrictions on the payment of cash dividends applicable to our subsidiary banks. Holders of shares of our common stock are entitled to receive such cash dividends as the board of directors may declare out of legally available funds. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of cash dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our subsidiary banks pay to us.

Voting Rights. Each share of our common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. In addition, if our board of directors consists of nine or more directors, the board members will be classified into three groups so that approximately one-third of the directors will be elected each year. Our shareholders are not entitled to cumulate their votes for the election of directors.

Assessment and Redemption. Our common stock is not subject to redemption or any sinking fund as all outstanding shares are fully paid and non-assessable.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of either of our subsidiary banks, we, as the sole shareholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Preemptive Rights; Redemption. Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Authorized But Unissued Shares

North Carolina law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This would protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects

General. The following is a summary of the material provisions of our Articles of Incorporation and Bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the Articles of Incorporation and Bylaws are to New Century Bancorp, Inc.’s Articles of Incorporation and Bylaws in effect as of the date of this prospectus.

Classification of the Board of Directors. Our Bylaws provide for the number of directors to be not less than six nor more than 15 and if the number of directors is nine or more (the number of directors is currently nine), the board shall be divided into three classes which shall be as nearly equal in number as possible. If there are nine or more directors, each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected (except for certain initial directors whose terms may be shorter than three years as necessary to effect the classification process). A director elected to fill a vacancy shall serve only until the next meeting of shareholders at which directors are elected. If there are nine or more directors, approximately one-third of the board’s members will be elected each year, and two annual meetings will be required for our shareholders to change a majority of the members constituting the board.

Removal of Directors; Filling Vacancies. Our Articles of Incorporation provide that shareholders may remove one or more of the directors with cause which includes: (i) criminal prosecution and conviction during the course of a director’s service for an act of fraud, embezzlement, theft or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering the directors, officers or employees. Vacancies occurring in the board of directors may be filled by the shareholders, by a majority of the remaining directors even though such majority constitutes less than a quorum, or by the sole remaining director.

Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the board of directors or our shareholders may amend or repeal the Bylaws. A Bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board. Generally, our shareholders may adopt, amend or repeal the Bylaws in accordance with the North Carolina Business Corporation Act.

Other Constituents. The board of directors is permitted by our Articles of Incorporation to consider other constituents besides the shareholders if faced with a proposal that could cause a change in control. Such constituents are employees, depositors, customers, creditors and the communities in which we or any of our subsidiaries conduct business. Further, the board is permitted to evaluate the competence, experience and integrity of any proposed acquiror as well as the prospects for success of such a takeover proposal from a regulatory perspective.

Special Meetings of Shareholders. Our Bylaws provide that special meetings of shareholders may be called only by our president, the chairman of the board of directors or by the secretary at the request of the board of directors.

Supermajority Vote for Change in Control. Unless approved by a majority of the board of directors who are not affiliated with a proposed transaction, a two-thirds vote of all voting securities of the company will be required to effect a merger, share exchange or any other transaction requiring approval of the shareholders. With approval of the board of directors, the approval of a majority of the voting securities of the company would be required to affect any such transaction.

Certain Provisions of North Carolina Law

We are subject to the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of New Century Bancorp, Inc., New Century Bank or New Century Bank South. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20% of the voting shares of the company. The Control Share Act provides that any person or party who acquires “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20%, 33 1/3% or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares as of the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our board of directors by groups or corporations interested in acquiring control of us.

Certain Provisions of Federal Law

The acquisition of more than 10% of our outstanding common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25% of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the Securities Exchange Act of 1934, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of New Century Bancorp, Inc., New Century Bank or New Century Bank South by any bank holding company under the Bank Holding Company Act. Control for purposes of the Bank Holding Company Act would be based on, among other factors, a 25% voting stock test or on the ability of the holding company otherwise to control the election of a majority of our board of directors. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the Bank Holding Company Act.

The Securities Exchange Act of 1934 requires that a purchaser of any class of a corporation’s securities registered under the Exchange Act notify the SEC and such corporation within 10 days after its purchases exceed 5% of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to materially alter the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Exchange Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Shares Eligible for Future Sale

Upon completion of the offering, we expect to have 5,257,986 shares of common stock outstanding (assuming the underwriters do not exercise their over-allotment option), all of which will have been registered with the SEC under the Securities Act of 1933 and therefore are eligible for resale without registration under this act unless they were acquired by our directors, executive officers or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell shares of the common stock only in accordance with the limitations of Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell shares of common stock within any three-month period in an amount limited to the greater of 1% of our outstanding shares of common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

As of March 31, 2006, we had outstanding options under our stock option plans to purchase an aggregate of 612,453 shares of our common stock at an exercise price equal to or less than the public offering price of the common stock, as specified on the cover page of this prospectus.

UNDERWRITING

We have entered into an underwriting agreement with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name in the following table.

Name of Underwriter	Number of Shares
Howe Barnes Investments, Inc.	665,000
Sandler O’Neill & Partners, L.P.	285,000
Friedman, Billings, Ramsey & Co., Inc.	10,000
Hoefer & Arnett, Inc.	10,000
Oppenheimer & Co. Inc.	10,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	10,000
Stifel, Nicolaus & Company, Inc.	10,000

Total	1,000,000

The underwriters’ obligations are several but not joint, which means that each underwriter is required to purchase a specific number of shares of common stock, but is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets;

•	we deliver customary closing documents to the underwriters; and

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriter may be increased or the underwriting agreement may be terminated.

The underwriters are committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriters are not obligated to take or pay for the shares of our common stock covered by the underwriters’ over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the underwriters an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 150,000 additional shares of common stock at the public offering price, less the underwriting discount and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

The underwriters propose to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $0.55 per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0.10 per share on sales to other brokers and dealers. After the public offering of the common stock, the underwriters may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	Total Without Over-Allotment Exercise	Total With Over-Allotment Exercise
Public offering price	$18.50	$18,500,000	$21,275,000
Underwriting discount payable by us	0.925	925,000	1,063,750
Proceeds before expenses to us	17.575	17,575,000	20,211,250

We estimate that the total expenses of this offering, exclusive of underwriting discounts, commissions and fees of underwriters’ counsel, will be approximately $315,000, and are payable by us.

Lock-Up Agreements

We and each of our directors and executive officers have agreed, for a period of 180 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Howe Barnes Investments, Inc., subject to certain specified exceptions. These restrictions expressly preclude us and our executive officers and directors from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as stabilizing bids do not exceed a specified maximum, and are engaged in the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriters of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase common stock through exercise of the over-allotment option. If the underwriters sell more common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters who are qualified market makers on the NASDAQ National Market may engage in passive market making transactions in our common stock on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriters

The underwriters and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

The common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

Gaeta & Eveson, P.A., Raleigh, North Carolina, will pass upon the legality of the securities offered by this prospectus for us. Certain legal matters will be passed upon for the underwriters by Nelson Mullins Riley & Scarborough LLP, Greenville, South Carolina.

EXPERTS

The audited consolidated financial statements of New Century Bancorp, Inc. as of December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, have been included herein in reliance upon the report of Dixon Hughes PLLC, independent registered public accountants, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

New Century Bancorp, Inc.

700 West Cumberland Street

Dunn, North Carolina 28334

(910) 892-7080

We are subject to the informational requirements of the Securities Exchange Act of 1934 and as required by the Exchange Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Room, maintained by the SEC, at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy statements and other information about us.

The following reports filed with the SEC are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 22, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006; and

•	All other reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since December 31, 2005.

These reports contain important information about New Century Bancorp, Inc. and our financial condition.

Prior to our formation as the holding company for New Century Bank in September 2003, New Century Bank was subject to the informational requirements of the Exchange Act and filed reports, proxy statements and other information with the FDIC. The bank’s filings with the FDIC may be inspected and copied, after paying a prescribed fee, at the FDIC’s public reference facilities at the Registration, Disclosure and Securities Operations Unit, 550 17th Street, NW, Room 6043, Washington, DC 20429.

NEW CENTURY BANCORP, INC. AND SUBSIDIARIE S

NEW CENTURY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS (Unaudited)

March 31, 2006 and December 31, 2005

	March 31, 2006 (Unaudited)	December 31, 2005*
	(In thousands, except share and per share data)
ASSETS
Cash and due from banks	$8,511	$8,453
Interest-earning deposits in other banks	1,100	3,284
Federal funds sold	36,069	44,744
Investment securities available for sale, at fair value	45,722	41,604
Loans held for sale	3,787	5,182
Loans	335,863	321,670
Allowance for loan losses	(5,673)	(5,298)

NET LOANS	333,977	321,554
Accrued interest receivable	2,162	2,072
Stock in Federal Home Loan Bank of Atlanta, at cost	1,218	1,094
Stock in The Bankers Bank	51	51
Foreclosed real estate	194	443
Premises and equipment	6,013	6,018
Bank owned life insurance	4,825	4,186
Other assets	3,128	2,864

TOTAL ASSETS	$442,970	$436,367

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$54,178	$53,315
Savings	28,094	10,253
Money market and NOW	47,167	69,280
Time	244,680	234,155

TOTAL DEPOSITS	374,119	367,003
Short term debt	12,277	11,743
Long term debt	20,372	22,372
Accrued interest payable	539	486
Accrued expenses and other liabilities	1,525	1,789

TOTAL LIABILITIES	408,832	403,393

Shareholder’s Equity
Common stock, $1 par value, 10,000,000 shares authorized; 4,257,986 and 4,241,040 shares issued and outstanding at March 31, 2006 and December 31, 2005, respectively	4,258	4,241
Additional paid-in capital	21,357	21,196
Retained earnings	8,884	7,815
Accumulated other comprehensive loss	(361)	(278)

TOTAL SHAREHOLDERS’ EQUITY	34,138	32,974

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$442,970	$436,367

*	Derived from audited consolidated financial statements.

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three Months Ended March 31, 2006 and 2005

	Three Months Ended March 31,
	2006	2005
	(In thousands, except share and per share data)
INTEREST INCOME
Loans	$6,745	$4,737
Federal funds sold and interest-earning deposits in other banks	482	141
Investments	425	249

TOTAL INTEREST INCOME	7,652	5,127

INTEREST EXPENSE
Money market, NOW and savings deposits	477	157
Time deposits	2,462	1,504
Short term debt	93	21
Long term debt	289	219

TOTAL INTEREST EXPENSE	3,321	1,901

NET INTEREST INCOME	4,331	3,226

PROVISION FOR LOAN LOSSES	408	500

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,923	2,726

NON-INTEREST INCOME
Fees from presold mortgages	157	139
Service charges on deposit accounts	250	219
Other fees and income	146	198

TOTAL NON-INTEREST INCOME	553	556

NON-INTEREST EXPENSE
Personnel	1,671	1,213
Occupancy and equipment	245	157
Marketing and advertising	100	41
Professional fees	83	91
Information systems	192	193
Other	447	367

TOTAL NON-INTEREST EXPENSE	2,738	2,062

INCOME BEFORE INCOME TAXES	1,738	1,220
INCOME TAXES	669	415

NET INCOME	$1,069	$805

NET INCOME PER COMMON SHARE
Basic	$.25	$.19

Diluted	$.23	$.18

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	4,250,384	4,217,216

Diluted	4,567,272	4,471,716

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Three Months ended March 31, 2006 and 2005

	Three Months Ended March 31,
	2006	2005
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,069	$805
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	408	500
Depreciation and amortization	124	22
Deferred tax benefit	(91)	(40)
Stock-based compensation	15	—
Origination of loans held for sale	(5,284)	—
Proceeds from loans held for sale	6,679	—
Increase in cash surrender value of bank owned life insurance	(39)	(23)
Loss on sale of foreclosed real estate	3	—
Gain on sale of real estate held for sale	—	(39)
Change in assets and liabilities:
Increase in accrued interest receivable	(90)	(171)
Increase in other assets	(185)	(32)
Decrease in accrued expenses and other liabilities	(211)	(585)

NET CASH PROVIDED BY OPERATING ACTIVITIES	2,398	437

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of FHLB stock	(124)	(306)
Purchase of The Bankers Bank Stock	—	(2)
Purchase of Bank Owned Life Insurance	(600)	—
Purchases of investment securities available for sale	(7,892)	(3,054)
Maturities and prepayments of investment securities available for sale	3,611	2,137
Net increase in gross loans outstanding	(14,226)	(25,246)
Proceeds from sale of foreclosed real estate	339	—
Purchase of real estate held for sale	—	(58)
Proceeds from sale of real estate held for sale	—	1,025
Purchases of premises and equipment	(120)	(320)

NET CASH USED BY INVESTING ACTIVITIES	(19,012)	(25,824)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in deposits	7,116	25,486
Increase in short term debt	534	265
Proceeds from long term debt	2,000	3,500
Maturity of long term debt	(4,000)	—
Tax benefit from employee stock option plans	38	—
Proceeds from the issuance of common stock	125	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,813	29,251

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,801)	3,864
CASH AND CASH EQUIVALENTS, BEGINNING	56,481	32,290

CASH AND CASH EQUIVALENTS, ENDING	$45,680	$36,154

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$3,268	$1,801
Income taxes paid	890	641
Unrealized loss on investment securities available for sale, net of tax	(83)	(182)
Transfer from loans to foreclosed real estate	93	—

See accompanying notes.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

NOTE A—BASIS OF PRESENTATION

New Century Bancorp, Inc. (“Company”) is a bank holding company whose principal business activity consists of ownership of New Century Bank and New Century Bank South (collectively referred to as the “Banks”). New Century Bank was incorporated on May 15, 2000 and began banking operations on May 24, 2000. New Century Bank South began operations on January 2, 2004. The Banks are engaged in general commercial and retail banking in Harnett, Cumberland, Johnston, Sampson, and Wayne counties and operate under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Banks undergo periodic examinations by those regulatory authorities.

All significant intercompany transactions and balances have been eliminated in consolidation. In management’s opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three month periods ended March 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, as well as the amounts of income and expense during the reporting period. Actual results could differ from those estimates. Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2006.

The organization and business of the Company, accounting policies followed by the Company and other relevant information are contained in the notes to the financial statements filed as part of the Company’s 2005 Annual Report on Form 10-K, filed with the Securities and Exchange Commission. This quarterly report should be read in conjunction with the Annual Report.

NOTE B—LOAN COMMITMENTS

At March 31, 2006, loan commitments were $ 86,005,000.

NOTE C—PER SHARE RESULTS

Basic net income per share is computed based upon the weighted average number of shares of common stock outstanding during the period. Diluted net income per share includes the dilutive effect of stock options outstanding during the period. There were no anti-dilutive options outstanding during the periods. A summary of shares outstanding follows:

	Three Months Ended March 31,
	2006	2005
Weighted average shares used for basic net income per share	4,250,384	4,217,216

Effect of dilutive stock options exercise of stock options	316,888	254,500

Weighted average shares used for diluted net income per share	4,567,272	4,471,716

On July 13, 2005 the Board of Directors of the Company declared a 3-for-2 stock split which was payable to shareholders of record as of July 27, 2005 and resulted in the issuance of 1,405,975 additional common shares.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2006

All references to shares, average shares outstanding and net income per share have been adjusted to reflect this stock split. The effects of the stock split have also been reflected in the Company’s consolidated balance sheets as of March 31, 2006 and December 31, 2005.

NOTE D—STOCK COMPENSATION PLANS

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supercedes APB Opinion No. 25 “Accounting for Stock Issued to Employees.” Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allowed an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95 “Statement of Cash Flows,” to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within the operating section.

The Company adopted SFAS No. 123R using the modified prospective method as permitted under SFAS 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the vested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB Opinion No. 25 and, as a result, had not recognized compensation expense for options granted with exercise prices equal to the fair market value of the Company’s stock on the date of grant. The Company has shareholder approved stock option plans under which options are granted to directors and employees of the Company and its subsidiary banks. Options granted to directors under the 2000 Nonqualified Plan typically vest immediately at the time of grant. Options granted to employees under the 2000 Incentive Plan typically vest over a three-year period with none vested at the time of grant. The Company’s shareholders also approved the 2004 Incentive Stock Option Plan but there have been no grants awarded under that plan.

The fair market value of each option awarded is estimated on the date of grant using the Black-Scholes option pricing model. No options were granted during the quarter ended March 31, 2006. The Company granted 12,443 options during the quarter ended March 31, 2005 with a fair value of $6.65 per option and was determined using a risk-free rate of 3.91%, a dividend rate of 0%, volatility of 44.24% and an expected life of seven years.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2006

A summary of option activity under the stock option plans as of March 31, 2006 and the three-month period then ended is presented below:

	Shares	Weighted average exercise price	Weighted average remaining contractual term
Outstanding at December 31, 2005	629,253	$7.01
Issued	—	—
Exercised	15,425	$5.59
Forfeited	1,375	$8.48

Outstanding at March 31, 2006	612,453	$7.05	6.14

Exercisable at March 31, 2006	555,684	$6.77	6.14

The aggregate intrinsic value of options outstanding and options exercisable as of March 31, 2006 was $8.1 million and $7.5 million, respectively.

Information regarding the stock options outstanding at March 31, 2006 is summarized below:

		Options Outstanding		Options Exercisable
Exercise Price	Number of options outstanding	Weighted average exercise price	Weighted average contractual life	Number of options exercisable	Weighted Average Exercise Price
$ 5.51	320,155	$5.51	4.28	320,155	$5.51
6.01	3,993	6.01	4.98	3,993	6.01
7.16	8,077	7.16	7.22	8,077	7.16
8.48	262,761	8.48	8.19	219,311	8.48
12.83	12,443	12.83	8.81	4,148	12.83
16.13	5,024	16.13	9.29	—	16.13

Total/Average	612,453	$7.05	6.14	555,684	$7.05

For the quarter ended March 31, 2006, the intrinsic value of options exercised was approximately $248,000. There were no options exercised for the quarter ended March 31, 2005. The fair value of options vested during the three month period ended March 31, 2006 and 2005 was approximately $15,000 and $15,000, respectively. As of March 31, 2006, there was approximately $106,000 of total unrecognized compensation expense related to the Company’s stock option plans

Cash received from stock option exercises for the three month period ended March 31, 2006 was approximately $86,000. The actual tax benefit in shareholders’ equity realized for the tax deductions from option exercises was approximately $38,000.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2006

The following table presents pro forma disclosures of net income and earnings per share for the three month period ended March 31, 2005 as if the fair value based method of accounting had been applied to options granted prior to January 1, 2006.

2005
(Amounts in thousands, except per share data)
Net income:
As reported	$805
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	15

Pro forma	$790

Basic net income per share:
As reported	$.19
Pro forma	.19
Diluted net income per share:
As reported	$.18
Pro forma	.18

NOTE E—COMPREHENSIVE INCOME

A summary of comprehensive income is as follows:

	Three Months Ended March 31,
	2006	2005
	(Amounts in thousands)
Net income	$1,069	$805
Other comprehensive loss:
Net decrease in the fair value of investment securities available for sale, net of tax	(83)	(182)

Total comprehensive income	$986	$623

NOTE F—PENDING BUSINESS COMBINATION

On February 2, 2006, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Progressive State Bank (“Progressive”), a North Carolina chartered bank headquartered in Lumberton, NC. Under the terms of the Agreement, Progressive will be merged with and into New Century Bank South. Shareholders of Progressive as of the close of the merger will be entitled to receive cash in the amount of $21.30 per share for a total purchase price of approximately $16.6 million. As of March 31, 2006, Progressive had total assets of $64.8 million, total loans of $33.8 million and total deposits of $56.3 million (all amounts are unaudited). The merger is expected to be completed in July 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors

New Century Bancorp, Inc.

Dunn, North Carolina

We have audited the accompanying consolidated balance sheets of New Century Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Bancorp’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Century Bancorp, Inc. and subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina

March 17, 2006

NEW CENTURY BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

	2005	2004
	(In thousands, except share and per share data)
ASSETS
Cash and due from banks	$8,453	$6,955
Interest-earning deposits in other banks	3,284	335
Federal funds sold	44,744	25,000
Investment securities available for sale, at fair value (Note C)	41,604	24,879
Loans (Note D)	326,852	262,750
Allowance for loan losses (Note D)	(5,298)	(3,598)

NET LOANS	321,554	259,152

Accrued interest receivable	2,072	1,353
Stock in Federal Home Loan Bank of Atlanta, at cost	1,094	788
Stock in The Bankers Bank	51	49
Foreclosed real estate	443	135
Premises and equipment (Note E)	6,018	4,801
Bank owned life insurance	4,186	2,204
Other assets	2,864	2,660

TOTAL ASSETS	$436,367	$328,311

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand	$53,315	$34,748
Savings	10,253	2,825
Money market and NOW	69,280	53,839
Time (Note F)	234,155	178,818

TOTAL DEPOSITS	367,003	270,230

Short term debt (Note G and I)	11,743	5,685
Long term debt (Note H and I)	22,372	21,372
Accrued interest payable	486	261
Accrued expenses and other liabilities	1,789	1,319

TOTAL LIABILITIES	403,393	298,867

Commitments (Note M)

Shareholder’s Equity (Note L)
Common stock, $1 par value, 10,000,000 shares authorized; 4,241,040 and 2,811,477 shares issued and outstanding at December 31, 2005 and 2004, respectively	4,241	2,811
Additional paid-in capital	21,196	22,389
Retained earnings	7,815	4,194
Accumulated other comprehensive income (loss)	(278)	50

TOTAL SHAREHOLDERS’ EQUITY	32,974	29,444

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$436,367	$328,311

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(In thousands, except share and per share data)
INTEREST INCOME
Loans	$22,406	$14,422	$8,628
Investments	1,236	591	564
Federal funds sold and interest-earning deposits	1,037	395	168

TOTAL INTEREST INCOME	24,679	15,408	9,360

INTEREST EXPENSE
Money market, NOW and savings deposits	869	635	440
Time deposits	8,037	4,149	2,659
Short term debt	179	56	27
Long term debt	1,004	347	91

TOTAL INTEREST EXPENSE	10,089	5,187	3,217

NET INTEREST INCOME	14,590	10,221	6,143
PROVISION FOR LOAN LOSSES (Note D)	2,172	1,684	1,042

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	12,418	8,537	5,101

NON-INTEREST INCOME
Service fees and charges	1,002	856	546
Fees from presold mortgages	679	408	440
Commissions from SBA loans	439	100	—
Other	376	328	148

TOTAL NON-INTEREST INCOME	2,496	1,692	1,134

NON-INTEREST EXPENSE
Salaries and employee benefits (Note O)	5,480	4,050	2,911
Occupancy and equipment (Note E)	717	540	349
Other (Note K)	2,932	2,372	1,573

TOTAL NON-INTEREST EXPENSE	9,129	6,962	4,833

INCOME BEFORE INCOME TAXES	5,785	3,267	1,402
INCOME TAXES (Note J)	2,164	1,173	496

NET INCOME	$3,621	$2,094	$906

NET INCOME PER COMMON SHARE
Basic	$.86	$.50	$.26

Diluted	$.79	$.48	$.25

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic	4,218,159	4,193,732	3,455,913

Diluted	4,565,548	4,405,356	3,595,496

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(Amounts in thousands)
NET INCOME	$3,621	$2,094	$906

OTHER COMPREHENSIVE LOSS
Unrealized loss on investment securities available for sale arising during the year	(516)	(139)	(122)
Tax effect	188	46	47

TOTAL OTHER COMPREHENSIVE LOSS	(328)	(93)	(75)

COMPREHENSIVE INCOME	$3,293	$2,001	$831

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended December 31, 2005, 2004 and 2003

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Shares	Amount
	(Amounts in thousands, except share data)
Balance at December 31, 2002	1,607,442	$8,037	$7,894	$1,194	$218	$17,343
Net income	—	—	—	906	—	906
Other comprehensive loss	—	—	—	—	(75)	(75)
Issuance of common stock	703,346	3,517	5,575	—	—	9,092
Formation of holding company	—	(9,243)	9,243	—	—	—
Eleven-for-ten stock split	230,867	231	(231)	—	—	—

Balance at December 31, 2003	2,541,655	2,542	22,481	2,100	143	27,266
Net income	—	—	—	2,094	—	2,094
Other comprehensive loss	—	—	—	—	(93)	(93)
Issuance of common stock	16,143	16	161	—	—	177
Eleven-for-ten stock split	253,679	253	(253)	—	—	—

Balance at December 31, 2004	2,811,477	2,811	22,389	4,194	50	29,444
Net income	—	—	—	3,621	—	3,621
Other comprehensive loss	—	—	—	—	(328)	(328)
Issuance of common stock	23,159	23	214	—	—	237
Three-for-two stock split	1,406,404	1,407	(1,407)	—	—	—

Balance at December 31, 2005	4,241,040	$4,241	$21,196	$7,815	$(278)	$32,974

See accompanying notes.

NEW CENTURY BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(Amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,621	$2,094	$906
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	392	305	290
Loss on retirement of fixed asset	11	—	—
Provision for loan losses	2,172	1,684	1,042
Origination of loans held for sale	(16,927)	—	(1,730)
Proceeds from loans held for sale	11,745	3,044	—
Loss on sale of foreclosed real estate	14	—	—
Gain on sale of real estate held for sale	(39)	—	—
Increase in cash surrender value of BOLI	(81)	(86)	—
Change in assets and liabilities:
Increase in accrued interest receivable	(719)	(562)	(80)
Increase in deferred tax assets	(667)	(331)	(241)
Increase in other assets	(642)	(278)	(74)
Increase (decrease) in accrued expenses and other liabilities	695	718	(535)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(425)	6,588	(422)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investment securities	(25,534)	(15,640)	(4,898)
Maturities and prepayments of investment securities	8,264	3,201	5,651
Net increase in gross loans outstanding	(59,392)	(114,440)	(50,643)
Purchase of bank owned life insurance	(1,901)	—	(2,118)
Purchase of Federal Home Loan Bank stock	(306)	(338)	(265)
Purchase of The Bankers Bank stock	(2)	—	—
Purchase of real estate held for sale	(58)	(928)	—
Proceeds from real estate held for sale	1,025	—	—
Proceeds from sale of foreclosed real estate	41	206	—
Purchases of premises and equipment	(1,589)	(1,763)	(1,259)
Investment in trust subsidiary	—	(372)	—

NET CASH USED BY INVESTING ACTIVITIES	(79,452)	(130,074)	(53,532)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in deposits	96,773	118,259	46,489
Increase in short term debt	6,058	2,971	583
Increase in long term debt	1,000	12,372	9,000
Net proceeds from issuance of common stock	237	177	9,092

NET CASH PROVIDED BY FINANCING ACTIVITIES	104,068	133,779	65,164

NET INCREASE IN CASH AND CASH EQUIVALENTS	24,191	10,293	11,210
CASH AND CASH EQUIVALENTS, BEGINNING	32,290	21,997	10,787

CASH AND CASH EQUIVALENTS, ENDING	$56,481	$32,290	$21,997

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$9,864	$5,069	$3,197
Income tax paid	2,520	1,240	1,018
Net unrealized loss on investments available for sale, net of tax	(328)	(93)	(75)
Transfer from loans to foreclosed real estate	363	135	218

See accompanying notes.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

NOTE A—ORGANIZATION AND OPERATIONS

New Century Bancorp, Inc. (“Company”) is a bank holding company whose principal business activity consists of ownership of New Century Bank and New Century Bank South (collectively referred to as the “Banks”). All significant intercompany transactions and balances have been eliminated in consolidation. The Company is subject to the rules and regulations of the Federal Reserve Bank and the North Carolina Commissioner of Banks.

New Century Bank was incorporated on May 15, 2000 and began banking operations on May 24, 2000. New Century Bank South began operations on January 2, 2004. The Banks are engaged in general commercial and retail banking in Harnett, Cumberland, Johnston, Sampson, and Wayne counties and operate under the banking laws of North Carolina and the rules and regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Banks undergo periodic examinations by those regulatory authorities.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents

For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet captions “Cash and due from banks,” “Interest-earning deposits in other banks,” and “Federal funds sold.”

Investment Securities Available for Sale

Investment securities available for sale are reported at fair value and consist of debt instruments that are not classified as either trading securities or as held to maturity securities. Unrealized holding gains and losses, net of deferred income tax, on available for sale securities are reported as a net amount in accumulated other comprehensive income. Gains and losses on the sale of investment securities available for sale are determined using the specific-identification method. Declines in the fair value of held to maturity securities and available for sale securities below their cost that are other than temporary would result in write-downs of the individual securities to their fair value. Such write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loan

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans held for sale are held at the lower of cost or fair market value until sold.

Allowance for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level. In making the evaluation of the adequacy of the allowance for loan losses, management gives consideration to current economic conditions, statutory examinations of the loan portfolio by regulatory agencies, delinquency information and management’s internal review of the loan portfolio. Loans are considered impaired when it is probable that all amounts due under the contractual terms of the loan will not be collected. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, or upon the fair value of the collateral if readily determinable. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, regulatory examiners may require the Company to recognize adjustments to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

Foreclosed Real Estate

Real estate acquired through, or in lieu of, loan foreclosure is initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations of the property and the real estate is carried at the lower of cost or fair value minus estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 40 years for buildings, 5 to 10 years for furniture, fixtures and equipment and 3 years for computers and related equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are charged to operations as incurred and additions and improvements to premises and equipment are capitalized. Upon sale or retirement, the cost and related accumulated depreciation are removed from the accounts and any gains or losses are reflected in current operations.

Stock in Federal Home Loan Bank of Atlanta

As a requirement for membership, the Company invests in stock of the Federal Home Loan Bank of Atlanta (“FHLB”). This investment is carried at cost. Due to the redemption provisions of the FHLB, the Company estimated that fair value equals cost and that this investment was not impaired at December 31, 2005.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

purposes. Deferred tax assets are also recognized for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized.

Comprehensive Income

The Company reports as comprehensive income all changes in shareholders’ equity during the year from sources other than shareholders. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company’s only component of other comprehensive income is unrealized gains and losses on investment securities available for sale.

Stock Compensation Plans

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date and, under Opinion No. 25, no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

	2005	2004	2003
	(Amounts in thousands, except per share data)
Net income:
As reported	$3,621	$2,094	$906
Deduct: Stock-based compensation expense determined under fair value method, net of tax	(56)	(224)	(51)

Pro forma	$3,565	$1,870	$855

Basic net income per share:
As reported	$.86	$.50	$.26
Pro forma	.85	.45	.25
Diluted net income per share:
As reported	$.79	$.48	$.25
Pro forma	.78	.42	.24

Net Income Per Common Share and Common Shares Outstanding

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

All references in these financial statements to net income per share, weighted average common and common equivalent shares outstanding, outstanding stock options and option exercise prices have been adjusted to reflect three eleven-for-ten stock splits effected in the form of a 10% stock dividend in May 2002, September 2003, and June 2004, and the three-for-two stock split in July 2005.

Basic and diluted net income per share have been computed based upon net income as presented in the accompanying statements of operations divided by the weighted average number of common shares outstanding or assumed to be outstanding as summarized below:

	2005	2004	2003
Weighted average number of common shares used in computing basic net income per share	4,218,159	4,193,732	3,455,913
Effect of dilutive stock options	347,389	211,624	139,583

Weighted average number of common shares and dilutive potential common shares used in computing diluted net income per share	4,565,548	4,405,356	3,595,496

As of December 31, 2005, the Company had no anti-dilutive stock options.

Recent Accounting Pronouncements

In November 2003, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (“EITF 03- 01”). EITF 03-01 provided guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. In September 2004, the Financial Accounting Standards Board (“FASB”) issued a FASB Staff Position (“FSP EITF 03-1-b”) to delay the requirement to record impairment losses EITF 03-1. The guidance also included accounting considerations subsequent to the recognition of an other-than-temporary impairment and requirements for disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, which addresses the determination as to when an investment is considered impaired. This FSP nullifies certain requirements of EITF 03-01 and supersedes EITF Topic No. D-44, “Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.” This FSP is to be applied to reporting periods beginning after December 15, 2005. The Company evaluated the impact of this FSP and determined that it did not have a material impact on the financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(r) (“SFAS No. 123(r)”), “Share-Based Payment”, which is a revision of FASB Statement No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25 “Accounting for Stock Issued to Employees”. SFAS No. 123(r) requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees over the period during which an employee is required to provide service in exchange for the award, which will often be the shorter of the vesting period of the period the employee will be retirement eligible. SFAS No. 123(r) sets accounting requirements for “share-based” compensation to employees, including employee-stock purchase plans (“ESPPs”). Awards to most nonemployee directors will be accounted for as employee awards. This Statement was to be effective for public companies that do not file as small business issuers as of the beginning of interim or annual reporting periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission (“SEC”) issued Release No. 2005-57, which defers the effective date of SFAS No. 123(r) for many registrants. Registrants that do not file as small

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

business users must adopt SFAS No. 123(r) as of the beginning of their first annual period beginning after June 15, 2005. Accordingly, the Company adopted SFAS No. 123(r) on January 1, 2006, with no material effect on the consolidated financial statements.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”), which contains guidance on applying the requirements in SFAS No. 123(r). SAB 107 provides guidance on valuation techniques, development of assumptions used in valuing employee share options and related MD&A disclosures. SAB 107 is effective for the period in which SFAS No. 123(r) is adopted. The Company adopted SAB 107 on January 1, 2006, with no material effect on the consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (“SFAS No. 154”), “Accounting Changes and Error Corrections”, which replaces APB Opinion No. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in an accounting principle. SFAS No. 154 requires retrospective application for voluntary changes in an accounting principle unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 on January 1, 2006 with no material effect on the consolidated financial statements.

From time to time, the FASB issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as statements of financial accounting standards. Management considers the effect of the proposed statements on the consolidated financial statements of the Company and monitors the status of changes to and proposed effective dates of exposure drafts.

Reclassifications

Certain amounts in the 2004 consolidated financial statements have been reclassified to conform to the presentation adopted for 2005. These reclassifications had no effect on net income or shareholders’ equity as previously reported.

NOTE C—INVESTMENT SECURITIES

The amortized cost and fair value of securities available for sale, with gross unrealized gains and losses, follow:

	December 31, 2005
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$29,594	$15	$273	$29,336
Mortgage-backed securities	9,429	10	243	9,196
Municipal bonds	3,003	69	—	3,072

	$42,026	$94	$516	$41,604

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
Securities available for sale:
U.S. government securities and obligations of U.S. government agencies	$12,713	$10	$58	$12,665
Mortgage-backed securities	9,067	77	39	9,105
Municipal bonds	3,005	104	—	3,109

	$24,785	$191	$97	$24,879

Securities with a carrying value of $16.0 million and $12.6 million at December 31, 2005 and 2004, respectively, were pledged to secure public monies on deposit as required by law and customer repurchase agreements.

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, for the 59 investment securities with unrealized losses at December 31, 2005. Of these investment securities, 12 agency securities and 9 mortgage backed securities had continuous unrealized losses for more than twelve months. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased. Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired.

	2005
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
Agency securities	$17,573	$141	$9,245	$132	$26,818	$273

Mortgage-backed securities	5,650	142	3,177	101	8,827	243

Total temporarily impaired securities	$23,223	$283	$12,422	$233	$35,645	$516

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, for the 22 investment securities with unrealized losses at December 31, 2004. Of these investment securities, 4 had continuous unrealized losses for more than twelve months. The unrealized losses relate to the 12 agency securities and the 9 mortgage backed securities that have incurred fair value reductions due to higher market interest rates since the securities were purchased. The unrealized losses are not likely to reverse unless and until market interest rates decline to the levels that existed when the securities were purchased.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Since none of the unrealized losses relate to the marketability of the securities or the issuer’s ability to honor redemption obligations, none of the securities are deemed to be other than temporarily impaired.

	2004
	Less Than 12 Months		12 Months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	(In thousands)
Securities available for sale:
Agency securities	$8,641	$58	$—	$—	$8,641	$58

Mortgage-backed securities	3,113	8	1,602	31	4,715	39

Total temporarily impaired securities	$11,754	$66	$1,602	$31	$13,356	$97

The following table sets forth certain information regarding the amortized costs, carrying values, weighted average yields and contractual maturities of the Company’s investment portfolio at December 31, 2005.

	Amortized Cost	Fair Value
	(In thousands)
Securities available for sale:
U.S. government agency securities
Due within one year	$11,025	$10,953
Due after one but within five years	18,569	18,383

	29,594	29,336

Mortgage-backed securities
Due after one but within five years	292	288
Due after five but within ten years	7,366	7,170
Due after ten years	1,771	1,738

	9,429	9,196

Municipal bonds
Due after five but within ten years	1,060	1,089
Due after ten years	1,943	1,983

	3,003	3,072

Total securities available for sale
Due within one year	11,025	10,953
Due after one but within five years	18,861	18,671
Due after five but within ten years	8,426	8,259
Due after ten years	3,714	3,721

	$42,026	$41,604

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE D—LOANS

Following is a summary of loans at December 31, 2005 and 2004:

	2005		2004
	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousands)
Real estate loans:
One to four family residential	$47,531	14.53%	$39,417	14.98%
Multi-family residential and commercial	109,704	33.53%	83,923	31.90%
Construction	63,000	19.26%	43,150	16.41%
Home equity lines of credit	14,554	4.45%	12,317	4.68%
Real estate loans held for sale	4,251	1.30%	—	—%

Total real estate loans	239,040	73.07%	178,807	67.97%

Other loans:
Commercial and industrial	71,457	21.85%	66,071	25.12%
Loans to individuals	15,709	4.80%	18,188	6.91%
Other loans held for sale	931	0.28%	—	—%

Total other loans	88,097	26.93%	84,259	32.03%

Total loans	327,137	100.00%	263,066	100.00%

Less:
Deferred loan origination fees, net	(285)		(316)
Allowance for loan losses	(5,298)		(3,598)

Total loans, net	$321,554		$259,152

Loans are primarily made in Harnett, Sampson, Johnston, Wayne, and Cumberland Counties, North Carolina. Real estate loans can be affected by the condition of the local real estate market. Commercial and installment loans can be affected by the local economic conditions.

Impaired loans at December 31, 2005 and 2004 consisted of loans of approximately $3.9 million and $0 respectively. The average recorded investment in impaired loans was approximately $327,000 and $0 for the years ended December 31, 2005 and 2004, respectively. Impaired loans did not materially affect interest income for the years ended December 31, 2005 and 2004. The provision allocated for impaired loans for 2005 was approximately $514,000.

At December 31, 2005 and 2004, the amount of nonaccrual loans was $823,000 and $190,000, respectively. The average balance of nonaccrual loans was $531,000 and $496,000 at December 31, 2005 and 2004, respectively.

At December 31, 2005, the Company had $5,182,000 in loans held for sale to two unaffiliated proposed banks. These loans were originated by the Company under an agreement with the proposed banks and to be sold to the banks when they open in 2006.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Following is a summary of activity in the allowance for loan losses for the years indicated:

	At December 31,
	2005	2004	2003
	(In thousands)
Allowance for loan losses at beginning of period	$3,598	$2,355	$1,546
Provision for loan losses	2,172	1,684	1,042

	5,770	4,039	2,588

Loans charged-off:
Commercial and industrial	(24)	(312)	(97)
Home equity lines of credit	—	(25)	—
One-to-four family residential	(235)	(56)	—
Multi-family residential	(61)	—	—
Loans to individuals	(208)	(85)	(136)

Total charge-offs	(528)	(478)	(233)

Recoveries of loans previously charged-off:
Commercial and industrial	38	20	—
One-to-four family residential	1	3	—
Loans to individuals	17	14	—

Total charge-offs	56	37	—

Net charge offs	(472)	(441)	(233)

Allowance for loan losses at end of year	$5,298	$3,598	$2,355

At December 31, 2005, the Company had pre-approved but unused lines of credit totaling $78.2 million. In management’s opinion, these commitments, and undisbursed proceeds on construction loans in process reflected above, represent no more than normal lending risk to the Company and will be funded from normal sources of liquidity.

The Company has had loan transactions with its directors and executive officers. Such loans were made in the ordinary course of business and on substantially the same terms and collateral as those for comparable transactions prevailing at the time and did not involve more than the normal risk of collectibility or present other unfavorable features. A summary of related party loan transactions, in thousands, is as follows:

Balance at January 1, 2005	$11,346
Borrowings	33,276
Loan repayments	(27,265)

Balance at December 31, 2005	$17,357

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE E—PREMISES AND EQUIPMENT

Following is a summary of premises and equipment at December 31, 2005 and 2004:

	2005	2004
	(In thousands)
Land	$1,448	$1,448
Buildings	3,668	2,391
Furniture and equipment	1,893	1,404
Leasehold improvements	87	19
Construction in progress	11	307

	7,107	5,569
Less accumulated depreciation	1,089	768

Total	$6,018	$4,801

Depreciation amounting to $361,622, $246,464 and $218,643 for the years ended December 31, 2005, 2004 and 2003, respectively, is included in occupancy and equipment expense, data processing and other outsourced services expense and other expenses.

The Company has operating leases for its corporate offices and branches that expire at various times through 2023. Future minimum lease payments under the leases for years subsequent to December 31, 2005 are as follows:

2006	$162,000
2007	144,000
2008	150,000
2009	127,000
2010	127,000
Thereafter	848,000

$1,558,000

During 2005, 2004, and 2003, payments under operating leases were $127,000, $134,000 and $58,000, respectively.

NOTE F—DEPOSITS

At December 31, 2005, the scheduled maturities of time deposits are as follows:

	Less than $100,000	$100,000 or more	Total
	(In thousands)
Three months or less	$10,509	$5,653	$16,162
Over three months through twelve months	21,422	8,805	30,227
Over one year through three years	49,737	29,639	79,376
Over three years	57,429	50,961	108,390

	$139,097	$95,058	$234,155

Included in this total were brokered time deposits of $7.3 million at December 31, 2005.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE G—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. These repurchase agreements amounted to $9.2 million and $5.7 million at December 31, 2005 and 2004, respectively, and are collateralized by U. S. Government agency obligations.

NOTE H—ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2005, the Company had available lines of credit totaling approximately $20.6 million with various financial institutions for borrowing on a short-term basis. These lines are subject to annual renewals with varying interest rates. Also, as a member of the Federal Home Loan Bank of Atlanta, the Company may obtain advances of up to 30% of assets, subject to available collateral.

Advances from the Federal Home Loan Bank of Atlanta consisted of the following at December 31, 2005 and 2004:

Maturity	Interest Rate	2005	2004
	(In thousands)
June 25, 2005	2.00%	$—	$5,000
February 24, 2006	2.65%	4,000	4,000
June 29, 2006	3.95%	2,500	—
July 31, 2006	3.58%	3,500	—
December 29, 2006	4.03%	2,500	—

		$12,500	$9,000

Pursuant to collateral agreements with the Federal Home Loan Bank, at December 31, 2005 advances are secured by loans with a carrying amount of $16.4 million, which approximates market value. Advances are considered either short term debt or long term debt based on contractual maturity. One advance for $2,500, due on June 29, 2006, with a rate of 3.95%, is considered short term debt, as the contractual maturity is one year. The remaining advances are considered long term debt.

NOTE I—JUNIOR SUBORDINATED DEBENTURES

On September 20, 2004, $12.0 million of trust preferred securities were placed through a newly formed, wholly owned trust preferred subsidiary, New Century Statutory Trust I (the “Trust”). The Trust has invested the total proceeds from the sale of the trust-preferred securities in junior subordinated deferrable interest debentures issued by the Company. The terms of the junior subordinated debentures match the terms of the trust-preferred securities. The Trust is considered a variable interest entity as defined in FIN 46. As the Company is not the primary beneficiary of the Trust. The Trust is not consolidated. Accordingly, the Company’s $372,000 equity interest in the Trust is accounted for using the equity method, and the junior subordinated debentures are recorded as long-term debt of the Company. The trust preferred securities pay cumulated cash distributions quarterly at an annual rate, reset quarterly, equal to 3 month LIBOR plus 2.15%. The trust preferred securities are redeemable on September 20, 2009 or afterwards in whole or in part, on any March 20, June 20, September 20 or December 20. Redemption is mandatory at September 20, 2034. The Company has fully and unconditionally guaranteed repayment of the trust-preferred securities. The Company’s obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness of the Company. The trust preferred securities qualify as Tier I capital for regulatory capital purposes subject to certain limitations.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE J—INCOME TAXES

The significant components of the provision for income taxes for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(In thousands)
Current tax provision:
Federal	$2,300	$1,235	$624
State	531	269	113

Total current tax provision	2,831	1,504	737

Deferred tax provision:
Federal	(548)	(255)	(195)
State	(119)	(76)	(46)

Total deferred tax benefit	(667)	(331)	(241)

Net provision for income taxes	$2,164	$1,173	$496

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2005	2004	2003
	(In thousands)
Expected income tax expense	$1,967	$1,111	$477

Increase (decrease) resulting from:
State income taxes, net of federal tax effect	257	127	44
Tax-exempt interest income	(47)	(39)	(44)
Income from life insurance	(28)	(29)	(13)
Other permanent differences	15	3	32

Provision for income taxes	$2,164	$1,173	$496

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2005 and 2004 are as follows:

	2005	2004
	(In thousands)
Deferred tax assets relating to:
Allowance for loan losses	$1,754	$1,121
Pre-opening costs and expenses	37	10
Deferred Compensation	84	66
Unrealized loss on available-for-sale securities	144	—
Other	41	8

Total deferred tax assets	2,060	1,205

Deferred tax liabilities relating to:
Premises and equipment	(240)	(235)
Deferred loan fees	(22)	—
Unrealized gain on available-for-sale securities	—	(44)
Other	(17)	—

Total deferred tax liabilities	(279)	(279)

Net recorded deferred tax asset, included in other assets	$1,781	$926

NOTE K—OTHER NON-INTEREST EXPENSE

The major components of other non-interest expense for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(In thousands)
Postage, printing and office supplies	$254	$220	$131
Advertising and promotion	274	196	126
Data processing and other outsourced services	817	629	483
Professional services	432	323	250
Other	1,155	1,004	583

Total	$2,932	$2,372	$1,573

NOTE L—REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2005, that the Company meets all capital adequacy requirements to which it is subject. The Company’s significant assets are its investments in New Century Bank, New Century Bank South and New Century Statutory Trust I.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

As of December 31, 2005 and 2004, the most recent notification from the FDIC categorized both Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Banks must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Banks’ category.

The Banks may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Banks to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

The Company’s actual capital amounts and ratios are presented in the table below as of December 31:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$49,523	14.54%	$27,251	8.00%	$34,064	10.00%
Tier I Capital (to Risk-Weighted Assets)	44,042	12.93%	13,626	4.00%	20,439	6.00%
Tier I Capital (to Average Assets)	44,042	10.56%	16,678	4.00%	20,848	5.00%

December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$45,135	16.76%	$21,549	8.00%	$26,936	10.00%
Tier I Capital (to Risk-Weighted Assets)	41,765	15.51%	10,774	4.00%	16,161	6.00%
Tier I Capital (to Average Assets)	41,765	12.52%	13,339	4.00%	16,674	5.00%

New Century Bank’s actual capital amounts and ratios are presented in the table below as of December 31:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$39,006	15.11%	$20,649	8.00%	$25,811	10.00%
Tier I Capital (to Risk-Weighted Assets)	35,769	13.86%	10,325	4.00%	15,487	6.00%
Tier I Capital (to Average Assets)	35,769	11.19%	12,791	4.00%	15,989	5.00%

December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$35,880	16.37%	$17,533	8.00%	$21,917	10.00%
Tier I Capital (to Risk-Weighted Assets)	33,139	15.12%	8,767	4.00%	13,150	6.00%
Tier I Capital (to Average Assets)	33,139	12.14%	10,916	4.00%	13,646	5.00%

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

New Century Bank South’s actual capital amounts and ratios are presented in the table below as of December 31:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$9,901	12.06%	$6,569	8.00%	$8,212	10.00%
Tier I Capital (to Risk-Weighted Assets)	8,872	10.80%	3,285	4.00%	4,927	6.00%
Tier I Capital (to Average Assets)	8,872	9.19%	3,862	4.00%	4,828	5.00%

December 31, 2004:
Total Capital (to Risk-Weighted Assets)	$8,716	17.49%	$3,986	8.00%	$4,983	10.00%
Tier I Capital (to Risk-Weighted Assets)	8,092	16.24%	1,993	4.00%	2,990	6.00%
Tier I Capital (to Average Assets)	8,092	13.36%	2,423	4.00%	3,029	5.00%

The average reserve balance required to be maintained under the requirements of the Federal Reserve was approximately $680,000 for the year ended December 31, 2005.

NOTE M—OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company, upon extension of credit is based on management’s credit evaluation of the borrower. Collateral obtained varies but may include real estate, stocks, bonds, and certificates of deposit.

A summary of the contract amount (in thousands) of the Company’s exposure to off-balance sheet credit risk as of December 31, 2005 is as follows:

Financial instruments whose contract amounts represent credit risk:
Undisbursed lines of credit	$74,759
Letters of credit	3,451

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

NOTE N—DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Financial instruments include cash and due from banks, interest-earning deposits with banks, investments, loans, deposit accounts and borrowings. Fair value estimates are made at a specific moment in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no active market readily exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks, Interest-Earning Deposits with Banks and Federal Funds Sold

The carrying amounts for cash and due from banks, interest-earning deposits with banks and federal funds sold approximate fair value because of the short maturities of those instruments.

Investment Securities Available for Sale

Fair value for investment securities available for sale equals quoted market price if such information is available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

For certain homogenous categories of loans, such as residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Stock in Federal Home Loan Bank of Atlanta and The Bankers Bank

The fair value for FHLB stock approximates carrying value, based on the redemption provisions of the Federal Home Loan Bank. The fair value of stock in The Bankers Bank is assumed to approximate carrying value.

Bank Owned Life Insurance

The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Deposits

The fair value of demand deposits is the amount payable on demand at the reporting date. The fair value of time deposits and borrowings is estimated using the rates currently offered for instruments of similar remaining maturities.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Short Term Debt

The fair values of short term debt, which include securities sold under agreements to repurchase and a one- year advance from the FHLB, are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Long Term Debt

The fair values of long term debt, which includes three advances from the FHLB with contractual maturities of over one year and junior subordinated debentures, are based on discounting expected cash flows at the interest rate for debt with the same or similar remaining maturities and collateral requirements.

Financial Instruments with Off-Balance Sheet Risk

With regard to financial instruments with off-balance sheet risk discussed in Note M, it is not practicable to estimate the fair value of future financing commitments.

The following table presents the carrying values and estimated fair values of the Company’s financial instruments at December 31, 2005 and 2004.

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Financial assets:
Cash and due from banks	$8,453	$8,453	$6,955	$6,955
Interest-earning deposits in other banks	3,284	3,284	335	335
Federal funds sold	44,744	44,744	25,000	25,000
Investment securities available for sale	41,604	41,604	24,879	24,879
Loans, net	321,554	321,305	259,152	258,878
Stock in the Federal Home Loan Bank	1,094	1,094	788	788
Stock in The Banker’s Bank	51	51	49	49
Bank owned life insurance	4,186	4,186	2,204	2,204

Financial liabilities:
Deposits	$367,003	$366,272	$270,230	$270,485
Short term debt	11,743	11,743	5,685	5,685
Long term debt	22,372	21,985	21,372	21,372

NOTE O—EMPLOYEE AND DIRECTOR BENEFIT PLANS

401(k) Plan

The Company has a 401(k) Plan whereby substantially all employees participate in the Plan. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee’s compensation contributed to the Plan. Matching contributions vest to the employee equally over a four-year period. Expenses attributable to the Plan amounted to $83,894, $62,961 and $48,919 for the years ended December 31, 2005, 2004 and 2003, respectively. In December 2005, the Board of Directors approved matching of 100 percent of the first six percent of an employee’s compensation contributed to the plan. This increase was implemented in January of 2006. To help offset the increased cost of the 401(k) match, the Company purchased $1.9 million in Bank owned life insurance on certain key officers to provide funding for the increased 401(k) expense. The plan also provides for payment of a death benefit in the event an insured officer dies prior to attainment of retirement age.

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Employment Agreements

The Company has entered into employment agreements with its four executive officers and two of its senior officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and cannot be terminated by the Board of Directors, except for cause, without prejudicing the officers’ right to receive certain vested rights, including compensation. In the event of a change in control of the Company, as outlined in the agreements, the acquirer will be bound to the terms of those contracts.

Officers Deferred Compensation

The Company implemented a non-qualifying deferred compensation plan for the Chief Executive Officer during 2003. Benefits will accrue and vest during the period of employment, and will be paid in monthly benefit payments over the officer’s life after retirement. Provisions of $89,000, $89,000 and 38,000 were expensed for future benefits to be provided under this plan during 2005, 2004 and 2003, respectively. As part of this plan, the Company has purchased life insurance on certain key officers to provide future funding of benefit payments. The plan also provides for payment of a death benefit in the event an insured officer dies prior to attainment of retirement age. The total liability under this plan at December 31, 2005 and 2004 was $219,000 and $130,000, respectively.

Stock Option Plans

The Company has shareholder approved stock option plans under which options are granted to directors and employees of the Company and its subsidiary banks. Options granted to directors typically vest immediately at the time of grant, while options granted to employees typically vest over a three-year period with none vesting at the time of the grant. All unexercised options expire ten years after the date of grant. A summary of the Company’s option plans as of and for the years ended December 31, 2005, 2004 and 2003 is as follows:

		Outstanding Options		Exercisable Options
	Shares Available for Future Grants	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
At December 31, 2002	21,487	366,257	$5.51	304,050	$5.51

Options granted/vesting	(10,236)	10,236	7.17	71,114	5.76

At December 31, 2003	11,251	376,493	5.56	375,164	5.56

Options authorized	393,882	—	—	—	—
Options granted/vesting	(265,386)	265,386	8.49	198,242	5.56
Options exercised	—	(8,774)	5.51	(8,774)	8.26

At December 31, 2004	139,747	633,105	6.86	564,632	5.65

Options authorized	—	—	—	—	—
Options granted/vesting	(17,468)	17,468	13.78	22,825	13.78
Options exercised	—	(21,320)	5.62	(21,320)	5.62

At December 31, 2005	122,279	629,253	$7.01	566,137	$6.69

The weighted average remaining life of options outstanding and options exercisable as of December 31, 2005 and 2004 is 6.34 and 7.2 years, respectively. The range of exercise prices of options outstanding at December 31, 2005 is from $5.15 to $16.13. The fair value of each option granted in 2005 was $8.92 and was

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

determined using the Black-Scholes option pricing model, assuming a risk-free interest rate of 3.96%, a dividend yield of 0%, volatility of 62.50%, and an expected life of seven years. The fair value of each option granted in 2004 was $2.48, and was determined as of the date of grant using the Black-Scholes option pricing model, assuming a risk-free interest rate of 3%, a dividend yield of 0%, volatility of 12%, and an expected life of six years.

NOTE P—PARENT COMPANY FINANCIAL DATA

Following are the condensed financial statements of New Century Bancorp as of and for the years ended December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 (amounts in thousands):

Condensed Balance Sheet

December 31, 2005 and 2004

	2005	2004
Assets
Cash balances with New Century Bank	$285	$178
Due from subsidiaries	311	—
Interest receivable	37	—
Investment in New Century Bank	35,577	33,196
Investment in New Century Bank South	8,786	8,084
Investment in New Century Statutory Trust I	397	376

Total Assets	$45,393	$41,834

Liabilities and Shareholders’ Equity
Junior subordinated debentures	$12,372	$12,372
Accrued interest payable	47	19

Shareholders’ equity:
Common stock	4,241	4,217
Additional paid-in capital	21,196	20,983
Retained earnings	7,815	4,193
Accumulated other comprehensive income	(278)	50

Total Liabilities and Shareholders’ Equity	$45,393	$41,834

NEW CENTURY BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2005, 2004 and 2003

Condensed Statement of Operations

Years Ended December 31, 2005 and 2004

	2005	2004
Dividends	$673	$140
Equity in earnings of subsidiaries	3,431	2,094
Operating expense	(732)	(140)
Income tax benefit	249	—

Net income	$3,621	$2,094

Condensed Statement of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$3,621	$2,094
Equity in undistributed earnings of subsidiaries	(3,431)	(2,094)
Increase in other assets	(348)	—
Increase in other liabilities	28	—

Net cash used by operating activities	(130)	—

CASH FLOW FROM INVESTING ACTIVITIES
Payments for investments in and advances to subsidiaries	—	(20,872)

Net cash used by investing activities	—	(20,872)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from advances from subsidiaries	—	8,500
Proceeds from issuance of junior subordinated debentures	—	12,372
Proceeds from issuance of common stock	237	178

Net cash provided by financing activities	237	21,050

Net increase in cash and cash equivalents	107	178

Cash and cash equivalents at beginning of year	178	—

Cash and cash equivalents, end of year	$285	$178

NOTE Q—PENDING BUSINESS COMBINATION

On February 2, 2006, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with Progressive State Bank (“Progressive”), a North Carolina chartered bank headquartered in Lumberton, NC. Under the terms of the Agreement, Progressive will be merged with and into New Century Bank South. Shareholders of Progressive as of the close of the merger will be entitled to receive cash in the amount of $21.30 per share. As of December 31, 2005, Progressive had total assets of $58.5 million, total loans of $33.4 million and total deposits of $50.9 million (all amounts are unaudited). The merger is expected to be completed during the third quarter of 2006.

1,000,000 Shares

Common Stock

PROSPECTUS

Howe Barnes Investments, Inc.

Sandler O’Neill + Partners, L.P.

June 29, 2006